Exhibit 99.1
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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MANAGEMENT’S DISCUSSION AND ANALYSIS
Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2005 (BCE 2005 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the years ended December 31, 2005 and 2004.
ABOUT FORWARD-LOOKING STATEMENTS
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     BCE’s 2005 annual report, including this MD&A, contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in BCE’s 2005 annual report, including in this MD&A, describe our expectations at March 1, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in BCE’s 2005 annual report, including in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, our ability to implement the changes required by our strategic direction, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of foward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results.
NON-GAAP FINANCIAL MEASURES
EBITDA
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
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EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	2005	2004

Operating income	4,048	2,894
Amortization expense	3,114	3,056
Net benefit plans cost	380	256
Restructuring and other items	55	1,224

EBITDA	7,597	7,430

BELL CANADA	2005	2004

Operating income	3,755	2,695
Amortization expense	2,989	2,962
Net benefit plans cost	389	235
Restructuring and other items	54	1,219

EBITDA	7,187	7,111

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The tables below are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	2005	2004

Operating income	4,048	2,894
Restructuring and other items	55	1,224

Operating income before restructuring and other items	4,103	4,118

BELL CANADA	2005	2004

Operating income	3,755	2,695
Restructuring and other items	54	1,219

Operating income before restructuring and other items	3,809	3,914

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS AND NET GAINS ON INVESTMENTS
The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis and per BCE Inc. common share.

	2005		2004
	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	1,891	2.04	1,523	1.65
Restructuring and other items	38	0.04	772	0.83
Net gains on investments	(28)	(0.03)	(423)	(0.46)

Net earnings before restructuring and other items and net gains on investments	1,901	2.05	1,872	2.02

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	2005	2004

Cash from operating activities	5,559	5,443
Capital expenditures	(3,428)	(3,319)
Total dividends paid	(1,473)	(1,381)
Other investing activities	4	127

Free cash flow	662	870

ABOUT OUR BUSINESS
BCE is Canada’s largest communications company. Our primary focus is Bell Canada, which encompasses our core business operations and represents the largest component of our business. Bell Canada is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report Bell Canada’s results of operations in four segments. Each reflects a distinct customer group: Residential, Business, Aliant and Other Bell Canada. All of our other activities are reported in the Other BCE segment. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for information about our segments. We also discuss our results by product line to give further insight into these results.
     The following chart shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2005. Some of these revenues vary slightly by season. Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Revenues for the Other BCE segment tend to be highest in the fourth quarter and lowest in the third quarter because of seasonal patterns in advertising spending in the fall and summer, respectively. Our operating income can also vary by season. Residential segment operating income tends to be lower in the fourth quarter due to the higher costs associated with greater subscriber acquisition during the holiday season.
RESIDENTIAL SEGMENT
The Residential segment (formerly the Consumer segment) provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu.
BUSINESS SEGMENT
The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s large enterprise (Enterprise) customers and small and medium-sized businesses (SMB) in Ontario and Québec, as well as to business customers in Western Canada through Bell West, our division offering competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
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     In 2005, Bell Canada acquired a number of small, specialized service companies, allowing us to broaden our product suite of information and communications technology (ICT) solutions (or value-added services (VAS)) for both Enterprise and SMB customers.
     The Business segment also reflects the retail portion of the operations of 360 networks Corporation (360 networks) acquired in November 2004 and operating in Western Canada as the Group Telecom unit within Bell Canada.
ALIANT SEGMENT
The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant Inc. (Aliant). At December 31, 2005, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
OTHER BELL CANADA SEGMENT
The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec Limited Partnership (Télébec), Northern Tel Limited Partnership (Northern Tel) and Northwestel Inc. (Northwestel). Our Wholesale business provides various access and network services to other resale or facilities-based providers of local, long distance, wireless, Internet, data and other telecommunications services. Télébec, Northern Tel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
     At December 31, 2005, Bell Canada owned 100% of Northwestel and 63% of Télébec and Northern Tel, with the remaining 37% owned by the Bell Nordiq Income Fund.
FORMATION OF REGIONAL TELECOMMUNICATIONS SERVICE PROVIDER
On March 7, 2006, BCE Inc. and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec indirectly held through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada.
     By combining these assets, we will create a new regional telecommunications service provider of significant scale and scope that brings a strong focus on customer service and regional needs. The new trust will be controlled by BCE and will remain integral to Bell Canada’s operations, ensuring that we retain control of core assets in the most capital efficient way.
     The new trust, which will be headquartered in Atlantic Canada, is expected to own approximately 3.4 million local access lines, have approximately 400,000 high-speed Internet subscribers in six provinces, and manage the provision of all wireline, legacy data and Internet products for all residential and business customers located in its territory. The transition to the trust will be seamless for customers as products and services will continue to be sold under the Bell and Sympatico brands within the trust’s operating territory in Ontario and Québec and under the Aliant and DownEast brands in Atlantic Canada.
     At the same time, in partial exchange for its contribution to a subsidiary of the trust, Bell Canada will acquire Aliant Mobility and Aliant’s DownEast Communications retail outlets. Furthermore, approximately $1.25 billion of Bell Canada debt will effectively be transferred to the trust.
     Upon closing, BCE will hold a 73.5% indirect interest in the trust, which it expects to reduce to approximately 45% through a distribution of trust units to holders of BCE Inc. common shares. At closing, Aliant’s minority shareholders will exchange their common shares for trust units, retaining a 26.5% interest in the new trust. Bell Nordiq Income Fund will continue to trade and operate independently.
     BCE plans to establish a governance structure for the proposed income trust in line with comparable current income trust precedents, and will control and consolidate the financial results of the new trust. BCE will retain the ability to nominate a majority of the board of trustees of the trust and of the board of directors of the operating entities of the trust as long as it owns a 30 per cent or more interest in the trust. Also, BCE will have the ability to veto certain actions of the new trust and its operating entities as long as it owns a 20 per cent or more interest in the new trust. At closing, Bell Canada and the trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support the operations of the trust. Similar agreements will be entered into between the trust and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada. The transaction is expected to close as early as the third quarter of 2006 but only once all closing conditions are satisfied and all necessary approvals and consents are obtained.
OTHER BCE SEGMENT
The Other BCE segment includes the financial results of our media and satellite businesses, as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia) and Telesat Canada (Telesat).
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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell Globemedia provides information and entertainment services to Canadian customer and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper. At December 31, 2005, BCE Inc. owned 68.5% of Bell Globemedia. The Woodbridge Company Limited (Woodbridge) and an affiliate owned the remaining 31.5%. On December 2, 2005, BCE Inc. announced a transaction in which it has agreed to sell 20% of Bell Globemedia to Ontario Teachers Pension Plan (Teachers), 20% to Torstar Corporation (Torstar) and an additional 8.5% to Woodbridge, increasing the stake of Woodbridge and its affiliate to 40%. Following completion of the transaction, BCE will retain a 20% interest in Bell Globemedia, which will be accounted for in our results using the equity method of accounting. The transaction, which is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, as well as other closing conditions that are customary in this type of transaction, is expected to close in late 2006.
     Telesat is a pioneer in satellite communications and systems management and is an experienced consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat. On February 1, 2006, BCE Inc. announced its intention to implement a recapitalization and launch a public offering of a minority stake of Telesat in the second half of 2006.
BELL CANADA PRODUCTS AND SERVICES
Bell Canada is our primary focus and the largest component of our business. It has six major lines of business:
• local and access services
• long distance services
• wireless services
• data services
• video services
• terminal sales and other.
Local and Access Services
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12.6 million local telephone lines, or network access services (NAS), we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:
• VAS, such as call display, call waiting and voicemail
• services provided to competitors accessing our local network
• connections to and from our local telephone service customers for competing long distance companies
• subsidies from the National Contribution Fund to support local service in high-cost areas.
     Rates for local telephone and VAS services in our incumbent territories are regulated by the CRTC.
     The local telephone services market became increasingly competitive in 2005 as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services. In 2005, we launched our own voice over Internet protocol (VoIP) service for residential customers under the name Bell Digital Voice.
Long Distance Services
We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2005, the long distance services market became more competitive with the emergence of cable telephony and the continuing impact of non-traditional suppliers (i.e., prepaid card, dial-around and other VoIP providers).
Wireless Services
We offer a full range of wireless communications services to residential and business customers, including cellular, personal communications services (PCS) and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide VAS, such as call display and voicemail, data applications including e-mail and video streaming, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2005, we had approximately 5.8 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which
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provides these services in its home territory, as well as in Alberta and British Columbia.
     Our wireless network provides voice services as well as data services, at typical transmission speeds of approximately 120 kilobits per second (Kbps) delivered over our existing single-carrier radio transmission technology (1xRTT) network. In 2005, we launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network in Toronto and Montréal. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400–700 Kbps with peaks of up to 2.4 megabits per second (Mbps). We expect to deploy EVDO in other major urban centres across Canada in 2006. At the end of 2005, our wireless network covered:
• 95% of the population in Ontario and Québec
• approximately 90% of the population in Atlantic Canada
• the major cities in the provinces of Alberta and British Columbia.
     In 2005, we introduced two new brands geared towards the key youth market segment. In February, we launched our joint venture with the Virgin Group to offer wireless services under the Virgin brand. In July, Bell Mobility introduced Solo Mobile, a new brand featuring custom built services and unique applications such as a nationwide pay-per-use push-to-talk (PTT) service and the choice of postpaid or prepaid options. We are the first Canadian wireless operator to actively market PTT to the consumer youth segment.
Data Services
High-speed Internet access service provided through DSL technology for residential and business customers, particularly SMB, is a growth area for Bell Canada. At the end of 2005, we had approximately 2.2 million high-speed Internet customers.
     We expanded our DSL high-speed Internet footprint in Ontario and Québec to 85% of homes and business lines passed at the end of 2005, compared with 83% at the end of 2004. In Atlantic Canada, DSL high-speed Internet was available to 81% of homes and 85% of businesses at the end of 2005, compared with 72% and 79%, respectively, at the end of 2004.
     During 2005, we enhanced our suite of DSL services by upgrading our Sympatico DSL Basic offering from 256 Kbps to 512 Kbps and by launching a Basic Lite DSL service at 128 Kbps. In addition, we increased our broadband access speed for ultra high-speed users to 5 Mbps from 4 Mbps for residential customers and to 6 Mbps from 4 Mbps for SMB customers.
     In 2005, we became a partner in the Inukshuk Joint Venture (Inukshuk). Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range. With Inukshuk, we expect to have the capability to provide broadband connections to virtually all of our customers, either through DSL or through a fixed wireless platform, once the network is fully deployed.
     We offer a full range of data services to business customers, including Internet access, Internet protocol (IP) based services, ICT solutions and equipment sales. While we still offer legacy data services such as frame relay and asynchronous transfer mode (ATM), we continued the process of discontinuing the sale of legacy data services other than to current customers.
Video Services
We are Canada’s largest digital television provider, broadcasting nationally more than 400 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware, including personal video recorders (PVRs), interactive TV services and the most extensive line-up of high definition channels in Canada. We currently distribute our video services to more than 1.7 million customers through Bell ExpressVu and Bell Canada in one of three ways:
• direct-to-home (DTH) satellite— we have been offering DTH video services nationally since 1997. We use four satellites: Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, which was added in the first quarter of 2006 to improve signal strength and reliability while increasing capacity. Telesat, a wholly-owned subsidiary of BCE Inc., operates or directs the operation of these satellites.
• very high bit rate DSL (VDSL)— this allows us to expand our reach to the multiple-dwelling unit (MDU) market. By the end of 2005, we had signed access agreements with 757 buildings and had provisioned 464 of them.
• hybrid fibre co-axial cable— on August 2, 2005, we acquired the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV. Cable VDN has over 12,500 residential cable subscribers in the Montréal area, representing an approximate 40% penetration within its current footprint. We believe that Cable VDN provides us with a more cost-effective way of addressing the MDU market in Montréal, compared to VDSL, allowing for quicker access to smaller, harder to reach MDUs.
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     In 2006, we intend to continue investing in our IPTV (video over Internet protocol) platform that will target urban households in markets within the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single family units (SFUs). We started technical trials of our IPTV service in 2005 and expect to begin customer trials in 2006. IPTV will offer unprecedented interactivity to experience a variety of digital content on your television.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During 2005, we completed the deployment of a new conditional access system (our card swap program) commenced in the previous year. All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing the old smart cards of all remaining customers. As of July 2005, customers can only receive DTH video and audio services over the new conditional access system. In addition to the card swap, we continued our ongoing efforts against television signal theft, including sophisticated set-top box (STB) tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy, including a zero tolerance policy for activities related to signal theft.
Terminal Sales and Other
This category includes revenues from a number of other sources, including:
• renting, selling and maintaining business terminal equipment
• wireless handset and video STB sales
• network installation for third parties
• IT services provided by Aliant
DISCONTINUED OPERATIONS
In the past two years we have disposed of, or approved formal plans for disposing of, a number of our businesses, including:
• our decision on December 16, 2005 to sell our investment in CGI Group Inc. (CGI)
• Emergis Inc.’s (Emergis) US Health operations, which were sold in March 2004
• Emergis, which was sold in May 2004.
     Our decision to sell our 29.8% stake in CGI was made following a review of our investment, which determined that it was no longer strategically essential for BCE to hold an equity interest in CGI. On the closing date of the transaction (January 12, 2006), we sold 100 million Class A shares to CGI for cash proceeds of $859 million. We intend to dispose of our remaining 28.3 million Class A shares (representing 8.6% of the outstanding shares of CGI).
     All of these business dispositions were treated as discontinued operations. We therefore restated the financial results of all previous years to exclude the results of these businesses. They are presented separately in the consolidated financial statements and are discussed separately in this MD&A.
OUR STRATEGIC PRIORITIES
We continued to experience profound changes in our traditional telephone business in 2005. This was driven primarily by the ongoing shift to IP and wireless technologies and new competitive challenges due to the emergence of cable telephony.
     Our strategy is to deliver unrivalled integrated communication services to customers, efficiently and cost-effectively. Over the past two years, we have laid the operational foundations for the transformation of the company by returning Bell Canada to its core communications business. We have also made significant progress on our three key pillars that support our strategy:
1. Enhance the customer experience by providing superior products and services that build loyalty
2. Provide abundant and reliable bandwidth to enable the delivery of next-generation services
3. Create next-generation services to drive ongoing profitable growth.
     Advancing this strategy requires us to transform our cost structure and the way that we serve our customers. These are the guiding principles at the core of Galileo, our company-wide program designed to save costs by simplifying and enhancing the customer experience. Resetting the cost base should allow us to expand our growth services in the future and drive profitability as we face ongoing erosion of our traditional voice and data businesses. In transforming the cost structure, we are developing a new financial foundation that aims to improve margins, increase profitability and generate higher levels of free cash flow, creating value for all our stakeholders. We have outlined four operating priorities for 2006 to help us achieve this objective:
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1. Service – we are determined to ensure consistently high levels of service, which should lead to corresponding high levels of customer loyalty
2. Customer retention – we are focusing our retention efforts on high-value customers and households with multiple products
3. Growth – we are growing next-generation services revenue with the objective that they will represent the majority of Bell Canada’s revenues by the end of 2006
4. Cost – we are effectively resetting the cost base and developing new sourcing and process redesign initiatives in order to achieve recurring cost savings.
     In 2005, we made significant progress in building each of our three key strategic pillars.
1. Enhancing customer experience by providing superior products and services that build loyalty
At the end of 2005, over 22% of the total households in our Ontario and Québec footprint subscribed to three or more products (a combination of local wire-line, Internet, video and long distance services). We believe our multi-product household strategy is effective in fostering customer loyalty and minimizing NAS losses to the competition.
     We continued to migrate customers in our Residential segment to our One Bill platform. At the end of 2005, 2.3 million customers were enjoying the benefits of a single bill for their wireline, Internet and video services, representing a more than two-fold increase since the end of 2004. Reducing the number of bills not only improves the customer experience, but also lowers costs since we issue fewer invoices. At the end of the year, we started migrating Bell Mobility customers who already receive a single invoice for their other Bell Canada services to One Bill.
     We launched two initiatives to enhance customer support for our Sympatico Internet customers:
• Emily, an online virtual customer service agent who interacts with customers needing help
• Internet Care, an online and phone support service for popular Internet-related products.
     We began the rollout of OrderMax, our order entry tool that allows customers to order any Bell Canada product from any channel, through our customer service agents. As at the end of 2005, over 50% of our customer service agents had access to the OrderMax tool, with rollout continuing in 2006.
     We launched the beta site of our new Bell.ca website. The new website provides customers with:
• a simplified and consistent page layout
• one process for shopping for any or all of our products
• an improved search engine
• easy access to online bills.
     We continued to make progress on moving our core traffic to a national IP multi-protocol label-switching (IP-MPLS) network. At the end of 2005, 78% of the migratable traffic on our core network was IP-based, exceeding our year-end target of 75%.
     As part of our shift to IP, we continued the process of rationalizing our legacy data services and stopped selling 28 of these services in 2005. We have discontinued 47 legacy data services since we started this initiative in 2004.
     The move to IP continued in 2005 with 57 Enterprise customers contracted to implement IP virtual private networks (IP-VPN), bringing the total number of Enterprise customers implementing IP-VPN networks to 143.
     At the end of 2005, 656 Enterprise customers were enrolled in Service Promise, our commitment to provide customers with a clearly defined and consistent level of service for delivering connectivity services.
     In 2006, we intend to continue improving service and enhancing the customer experience. In particular, we plan to:
• ensure consistency of service to all of our customers by improving our service provisioning and assurance both in our call centres and in our field operations
• offer the simplicity of a one-contact approach through initiatives such as One Bill and online self-serve tools that allow problems to be registered, ticketed and tracked
• deliver improved service commitments and service levels by significantly reducing the number of missed appointments because of process issues, and by shortening repair times
• offer an end-to-end service desk for our Enterprise customers that includes both connectivity and ICT services.
2. Deliver abundant bandwidth to enable next-generation services
We continued our rollout of fibre-to-the-node (FTTN) by deploying another 1,672 neighbourhood nodes in 2005. This increased the total number to 2,048, exceeding our objective to deploy more than 2,000 nodes by the end of the year.
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p. 10 MANAGEMENT’S DISCUSSION AND ANALYSIS
     We launched Canada’s first EVDO wireless data network with service available in Montréal, Toronto, Vancouver, Calgary and Edmonton. EVDO enables a new generation of sophisticated wireless data solutions, and increases the speed and potential for current tools such as e-mail, file downloads, instant messaging, streaming video and games.
     We announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a national wireless broadband network through Inukshuk. Inukshuk will give subscribers wireless access to the Internet and enable a host of voice, video streaming and data applications from wherever the service is available. The network footprint is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 rural and remote communities that are not currently served.
     In 2006, we will continue to expand the reach and speed of DSL service through our FTTN rollout, which will enable speeds of up to 26 Mbps. At the same time, work will proceed on Inukshuk to build a fixed wireless broadband access network and create a network footprint within three years. We anticipate that by 2008, we will have the capability to provide broadband connections to virtually all of our customers, either through DSL or through our fixed wireless platform. We also plan to implement EVDO across most of our wireless coverage areas.
3. Create next-generation services to drive ongoing profitable growth
Our Residential segment introduced Bell Digital Voice in Toronto and Montréal. The new VoIP service, which is the first of its kind in Canada, uses existing phone lines to provide customers with advanced Internet-based calling features along with the reliability of Bell Canada’s phone network.
     Bell Mobility launched a number of applications designed to drive growth, including:
• 10-4, a new service that allows customers to use their cell phones as walkie-talkies to communicate with up to five other users at the push of a button
• True Tones, a monthly service that enables customers to download actual songs and ringtones
• Seek & Find, a wireless location-based system that allows subscribers to locate multiple individuals away from their homes or offices
• MobiTV, a video application that allows customers with specific mobile handsets to access a variety of video channels
• MSN Messenger, an instant messaging service that allows customers to transmit in real-time text messages to other mobile phones or to PCs on their contact list over the Internet.
     Bell Mobility also introduced its first handset compatible with Global System for Mobile Communications (GSM) and launched Canada’s first flat per-minute rate billing service for global roaming on GSM networks in up to 150 countries.
     Bell ExpressVu introduced a number of new products and services, including:
• a dual-tuner, high-definition personal video recorder (HD-PVR) that allows customers to pause live television, as well as record, replay, stop, fast forward and fast rewind HD and standard definition programming on up to two TVs in the home through a single receiver. Our Residential Internet service was enhanced by the introduction of new services at Sympatico including:
• Sympatico/MSN Video channel, a new service that allows customers to create customized playlists of streaming video clips
• Kidsmania, a new educational online service for children aged 3 to 12, offering more than 50 interactive games and activities.
Our SMB unit launched:
• PC Care and Network Care, two virtual chief information officer (VCIO) solutions that provide software and technical support for customers
• Business IP Voice, a service designed to provide innovative Internet-based technology solutions that deliver business advantages usually only available to large corporations, such as a dedicated, reservation-free conferencing tool and the ability to forward a voice-mail message as an attachment to an e-mail account
• GoTrax, a low-cost remote wireless tracking system that allows assets to be tracked in places where traditional Global Positioning System (GPS) signals do not work.
     Our Enterprise unit sold 275,000 IP-enabled lines on customer premises equipment (CPE) by the end of the year, which is a 90% increase over 2004 .
     Our Business segment launched Global VoIP solution for Canadian multinationals, a managed IP service that can provide unlimited, international intra-company voice services at a flat rate by interconnecting geographically dispersed customer locations over a virtual private IP network.
     In 2006, we plan to introduce EVDO-enabled data applications and other services to our wireless customers, as well as expand our residential broadband services to help customers manage information needs
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 11
in their home using our Sympatico-MSN portal. We also plan to exploit our IP capability to achieve interoperability between wireless and wireline platforms. In our video unit, we intend to drive future growth through investing in new growth areas, such as IPTV and HD programming, in our goal to become the leader in on-demand television.
     In the Business segment, our Enterprise unit will continue its efforts to expand its ICT solutions by focusing on the financial services, health-care and government sectors. We will also strengthen our capabilities in network security. Our SMB unit will continue to focus on being the premium solutions provider for VAS among small and medium-sized businesses in Canada with the objective of increasing customers’ perception of Bell Canada as their VCIO.
Transforming Our Cost Structure
Overall, our various Galileo initiatives resulted in cost reductions of $524 million in 2005, which was consistent with our run-rate savings target of $500 to $600 million. These cost savings were mainly from:
• the 2004 employee departure program
• lower procurement costs
• call centre efficiencies and optimization initiatives
• eliminating network elements and standardizing core operating processes.
     In 2006, we will continue to transform our cost structure to support our operations. Enhancements the customer experience and cost structure will be gained primarily through a redesign of our processes and increased controls over discretionary spending.
     Accordingly, we have broadened our Galileo program for 2006 to address our annual procurement spend of $8.5 billion. Our goal is to transform the supply chain to reduce the amount we spend each year on delivering service to customers.
     Galileo will also continue to address process transformation within the company to lower costs and improve customer experience. Our process transformation initiatives will include:
• continuing to actively encourage customers to adopt new IP-based services
• developing end-to-end process improvements for sales and ordering, installation, billing, collections, and maintenance and repair, which will allow us to deliver our products and services more efficiently
• optimizing management support to reduce costs in our corporate and support functions.
YEAR AT A GLANCE
Our results demonstrate the solid progress we made in 2005 towards achieving our strategic objectives. Although the pace of competition accelerated steadily throughout the year, particularly as a result of the emergence of cable telephony, we continued to execute on our plan to mitigate the impact of this new, more competitive telecommunications landscape. Accordingly, we focused further on profitably growing our wireless, video and high-speed Internet businesses, which helps lay an important foundation for the future growth of the company. We also continued to successfully execute our multi-product household consumer strategy. By the end of 2005, nearly 60% of the households in our Ontario and Québec footprint subscribed to two or more products, while over 22% subscribed to three or more products. Our Business segment made steady progress throughout the year on its IP strategy by leading Bell Canada in the shift towards new growth services, helping to drive its transition towards becoming a leader in ICT. By the end of 2005, revenues from growth services (consisting mainly of wireless, video and data-related products such as high-speed Internet) accounted for 47% of Bell Canada’s total revenues for the year, exceeding our target of 45%. Moreover, we also responded to the mounting competitive challenges by proactively taking the lead to deliver unmatched features and reliability for our residential and business customers with the launch of next-generation services such as Bell Digital Voice.
     In order to alleviate the pressure on operating margins from the expected erosion in our legacy wireline business, we made significant strides in transforming our cost structure in 2005. Under Galileo, we continued to deliver significant cost savings by improving processes, reviewing procurement activities and eliminating work. Our various initiatives allowed us to reduce costs by $524 million, which was consistent with our run-rate savings target of $500 to $600 million.
     We also stepped up efforts to secure customer relationships and improve service. Although we faced a number of customer service challenges brought about by some residual impacts from our wireless billing system migration last year and a four-month labour dispute in Ontario with technicians of Bell Technical Solutions Inc. (formerly Entourage Technology Solutions Inc. (Entourage)), we substantially resolved these issues by the end of the third quarter, allowing us to clear the backlog of orders, improve efficiency and deal with customer issues more promptly.
The Year at a Glance
This section reviews the key measures we use to assess our performance and how our results in 2005 compare to our results in 2004.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 12 MANAGEMENT’S DISCUSSION AND ANALYSIS
     In late 2005, we completed two important steps in our ongoing efforts to reshape the company’s asset portfolio and bring greater focus to our core businesses by establishing the framework for disposing of our entire interest in CGI and reducing our interest in Bell Globemedia to 20%.
     In our Residential segment, revenue growth was fuelled by the strength of our growth services as we continued to execute on our strategy of securing multi-product households to drive customer loyalty and generate higher revenue per household. This growth reflected increased subscriber acquisition in our growth services and higher average revenue per user (ARPU), particularly for video, offset partly by an accelerated decline in legacy wireline revenues.
     In our Business segment, increased sales of IP-based connectivity and ICT solutions to our Enterprise and SMB customers and improved wireless results drove revenue growth in 2005. This positive trend now has contributed to six consecutive quarters of improved revenue growth, despite increased competitive pressures and lower demand for legacy wireline services.
     In our Aliant segment, continued strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to the impact of competition, wireless and Internet substitution and regulatory restrictions.
     Within the Other Bell Canada segment, despite a challenging market for our Wholesale business, revenues grew as a result of the acquisition of the operations of 360 networks in November 2004.
     In the Other BCE segment, Bell Globemedia delivered better revenue and operating performance compared with last year, which was driven largely by higher television advertising revenue, reflecting strong television ratings and improved subscription revenues. Telesat also had a strong year, reflecting growth in Kaband revenues on its Anik F2 satellite, revenue gains from the installation and maintenance of an Interactive Distance Learning network, and the positive impact from its acquisition of The SpaceConnection, Inc. (SpaceConnection) in January 2005.
CUSTOMER CONNECTIONS

	2005	DECEMBER 31, 2005
(in thousands)	NET ACTIVATIONS	CONNECTIONS

NAS	(324)	12,581
Digital equivalent access lines	699	5,034
High-speed Internet	387	2,195
Dial-up Internet	(157)	586
Wireless	516	5,441
Paging	(80)	347
Video	224	1,727

Total	1,265	27,911

The total number of customer connections increased 4.7%, or 1.3 million, to 27.9 million at December 31, 2005, compared with December 31, 2004.
Network Access Services
NAS in service declined by 324,000 in 2005, or by 2.5%, representing a higher rate of decline compared with a decrease of 1.1% in 2004. The accelerated rate of erosion reflects an increasingly competitive environment as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services. This decline was partly offset by the introduction of our new Bell Digital Voice service and higher demand for access lines from Shaw Communications to implement VoIP services in Western Canada.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 13
High-Speed Internet
We added 387,000 or 21% more net new high-speed Internet customers in 2005, increasing our customer base to 2,195,000 and exceeding our subscriber growth target of 15% to 20% for the year. This was 10.6% higher than the 350,000 net new activations in 2004, mainly because of our Basic Lite product and higher net activations at Aliant.
Wireless
Our total cellular and PCS subscriber base grew by 516,000 in 2005, or by 10.5%, to 5,441,000, which was consistent with our guidance for the year. Gross activations were at a record high in 2005, resulting in net activations that were similar to 2004 even though the overall churn rate increased from 1.3% in 2004 to 1.6% in 2005.
Video
We gained significant momentum in our video business in 2005, increasing the subscriber base by 14.9% to 1,727,000 customers at the end of the year, which was at the upper end of our guidance range of 10% to 15%. We activated service for 224,000 new subscribers, almost doubling the growth we experienced in 2004. Our churn rate also decreased to 0.9% from 1.0% in 2004, because of our focus on customer retention, as well as an increase in the percentage of customers on long-term contracts.
OPERATING REVENUES
We reached $19,105 million in revenues in 2005, an increase of 4.0% over 2004. This reflects higher revenues across all our segments and met our target of matching or exceeding GDP growth.
     Revenues at Bell Canada grew by 2.8%. This was driven primarily by the Business segment, where continued wireless strength, growth of solutions from both business acquisitions and organic growth, as well as focused execution of our VCIO strategy in SMB, led to improved top-line results.
     Our Residential segment delivered solid revenue growth as a result of the performance of its video, wireless and Internet services, while Aliant revenues also increased due in part to its recovery from a labour disruption in 2004. These results were achieved despite a continuing decline in revenues from our legacy wire-line business.
     The Other BCE segment also contributed to the growth in revenue, mainly because of 9.5% growth at Bell Globemedia and 31% growth at Telesat.
OPERATING INCOME AND EBITDA
Operating income at BCE for 2005 was $4,048 million, or $1,154 million higher than in 2004, due to restructuring and other items of $1,224 million recorded in the previous year related mainly to the employee departure program in 2004. The results for 2005 reflect restructuring and other items of $55 million associated with new restructuring initiatives for involuntary employee departures, as well as the relocation of employees and closing of real estate facilities related to last year’s employee departure program.
     Operating income before restructuring and other items was $4,103 million, or $15 million lower than 2004. Despite an increase in revenues across all segments, cost savings from the Galileo program and recovery from the 2004 labour disruption at Aliant, operating income was negatively affected by a variety of factors, including:
• the higher cost of acquiring substantially more wireless subscribers
• the CRTC’s decision on Competitor Digital Network Services (CDN)
• continued pressure on operating margins from the ongoing transformation of our product mix towards growth services
• the cost of restoring customer service levels following the settlement of the Entourage labour dispute in July
• the impact of higher net benefit plans cost and higher amortization expense for the year.
Operating Income and EBITDA

EBITDA margin is EBITDA divided by operating revenues.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 14 MANAGEMENT’S DISCUSSION AND ANALYSIS
Capital Expenditures
     Capital intensity is capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.
     Bell Canada’s operating income was $3,755 million, or $1,060 million higher than 2004, primarily because of the charges recognized last year for the employee departure program. Operating income before restructuring and other items was $3,809 million, or $105 million lower than 2004, for the same reasons referred to above.
     EBITDA at BCE was $7,597 million in 2005, an increase of $167 million or 2.2% over 2004. This is the result of improved performance at Bell Canada, Bell Globemedia and Telesat.
     EBITDA for Bell Canada was $7,187 million, or 1.1% higher than 2004, primarily due to increases in our Business segment and at Aliant, which were partly offset by decreases in our Residential and Other Bell Canada segments.
     EBITDA margins for 2005 were 39.8% at BCE and 41.7% at Bell Canada, both 0.7 percentage points lower than 2004. The year-over-year declines reflected operating cost pressures, including:
• higher costs for acquiring wireless subscribers
• continued erosion of high-margin legacy voice and data services in all our segments
• the CRTC’s CDN decision
• the costs to restore service levels once the labour dispute at Entourage was resolved.
     The impact of these elements on EBITDA margins was largely offset by the cost savings achieved through Galileo.
NET EARNINGS AND EARNINGS PER SHARE (EPS)
In 2005, net earnings applicable to common shares were $1,891 million, or $2.04 per common share. This was 24% higher than net earnings of $1,523 million, or $1.65 per common share, in 2004. Included in earnings this year was a net charge of $10 million from restructuring and other items and net gains on investments, compared with a net charge of $349 million for the previous year. Net earnings before restructuring and other items and net gains on investments of $1,901 million, or $2.05 per common share, were up $29 million, or $0.03 per share. This was 1.5% higher than in 2004. The improvement in EPS before restructuring and other items and net gains on investments can be attributed to higher EBITDA combined with the impact from the income tax loss monetization program between Bell Canada and Bell Canada International Inc. (BCI) and net income tax savings. These factors more than offset the increase in net benefit plans cost and amortization expense.
CAPITAL EXPENDITURES
Capital expenditures for BCE were $3,428 million in 2005, which was $109 million, or 3.3%, higher than 2004. Capital spending as a percentage of revenues was 17.9% in 2005 compared with 18.1% in 2004.
     Bell Canada’s capital expenditures were $3,122 million, which was $96 million, or 3.2% higher than 2004. As a percentage of revenues, Bell Canada’s capital expenditures increased slightly to 18.1% in 2005 from 18.0% in the previous year.
     Capital spending in 2005 reflected an increasing investment in the growth areas of the business and reduced spending in legacy areas. Our key strategic investments this year included:
• expanding our FTTN footprint to deliver higher-speed broadband access
• launching our Bell Digital Voice service
• implementing an EVDO wireless data network in certain markets
• expanding our DSL footprint through the deployment of new high-density remotes
• investing in our IPTV platform and IT efficiency projects to achieve cost savings.
     Higher spending also resulted from capitalization of STBs and installation costs associated with our new rental program in video and a return to more normal spending levels at Aliant after its labour disruption in 2004 and satellite builds at Telesat.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 15
CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW
Cash from operating activities was $5,559 million in 2005, or 2.1% higher than 2004. This was a result of:
• an improvement in cash earnings resulting from higher EBITDA
• a significant improvement in accounts receivable collections, mainly due to the resolution of issues associated with the implementation of our new wireless billing platform in 2004
• an increase of $134 million in proceeds from the sale of accounts receivable
• a decrease of $77 million in restructuring payments relating to restructuring initiatives in 2004 and 2005.
     These improvements were partly offset by:
• higher pension and other benefit plan payments, mainly at Aliant
• an increase of $73 million in income taxes paid, primarily related to the final instalment for 2004, which was made in 2005 as instalments were not required at Bell Canada in 2004
• a $75 million settlement payment received from Manitoba Telecom Services Inc. (MTS) in 2004.
     We generated $662 million of free cash flow for 2005, meeting our target of $600 to $800 million for the year. On December 16, 2005, we adjusted our 2005 guidance for free cash flow from the range of $700 to $900 million to $600 to $800 million to reflect the pending sale of CGI. Free cash flow of $662 million for 2005 was $208 million lower than 2004, mainly because of:
• a decrease of $149 million in insurance proceeds received by Telesat
• an increase of $109 million in capital expenditures related to our investment in platforms for next-generation service platforms
• an increase of $87 million in dividends paid on common shares, resulting from the quarterly dividend increase of $0.03 per common share.
     These items were offset in part by a $116 million increase in cash from operating activities.
NEW LABOUR AGREEMENTS
During the year, we signed a number of new labour agreements, including:
• a four-year collective agreement with approximately 10,000 clerical and associated employees represented by the Canadian Telecommunications Association (CTEA) that expires in July 2009
• a new four-year collective agreement between Bell Technical Solutions (formerly Entourage) and the 1,000 Québec technicians unionized with the Communications, Energy and Paperworkers Union of Canada (CEP) that expires in May 2009
• a new four-year collective agreement between Bell Technical Solutions and the 1,400 Ontario technicians unionized with the CEP was also reached, ending a four-month labour disruption. This agreement will expire in August 2009.
     With these new agreements and certain other major agreements signed by Bell Canada and Aliant with their respective employees in 2004, we now have the labour stability and a more competitive cost structure needed to deliver quality services and value to customers over the next several years.
ENHANCING SHAREHOLDER RETURNS
On February 1, 2006, BCE Inc. announced its plan to repurchase 5% of its outstanding common shares through a normal course issuer bid (NCIB). In addition, on March 7, 2006 BCE Inc. announced its intention to distribute an approximate 28.5% interest in a new income trust to all its common shareholders on a pro-rata basis and in exchange reduce approximately 8% of its common shares outstanding.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 16       MANAGEMENT’S DISCUSSION AND ANALYSIS
Selected Annual and Quarterly Information
This section shows selected financial and operational data.
EBITDA to interest ratio is EBITDA divided by interest expense.
Operating margin is operating income divided by operating revenues.
ROE (return on common shareholders’ equity) is calculated as net earnings applicable to common shares as a percentage of average common shareholders’ equity.
Net debt to EBITDA is net debt divided by EBITDA .
Total debt to total assets is total long-term debt (including debt due within one year) divided by total assets.
Long-term debt to equity is long-term debt (including any portion due within one year) divided by shareholders’ equity.
Cash flow per share is calculated by dividing cash from operating activities less capital expenditures by the average number of common shares outstanding.
SELECTED ANNUAL AND QUARTERLY INFORMATION
ANNUAL FINANCIAL INFORMATION
The following tables show selected consolidated financial data, prepared in accordance with Canadian GAAP, for each year from 2001 to 2005. We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2005	2004	2003	2002	2001

Operations
Operating revenues	19,105	18,368	18,057	18,349	18,058
Operating expenses	(11,508)	(10,938)	(10,776)	(11,064)	(11,285)

EBITDA	7,597	7,430	7,281	7,285	6,773

Amortization expense	(3,114)	(3,056)	(3,062)	(2,999)	(3,267)
Net benefit plans (cost) credit	(380)	(256)	(175)	33	121
Restructuring and other items	(55)	(1,224)	(14)	(768)	(977)

Operating income	4,048	2,894	4,030	3,551	2,650
Other income	8	407	177	2,413	3,891
Impairment charge	—	—	—	(765)	—
Interest expense	(981)	(999)	(1,100)	(1,119)	(966)

Pre-tax earnings from continuing operations	3,075	2,302	3,107	4,080	5,575
Income taxes	(893)	(681)	(1,086)	(1,585)	(1,648)
Non-controlling interest	(267)	(174)	(201)	(663)	(360)

Earnings from continuing operations	1,915	1,447	1,820	1,832	3,567
Discontinued operations	46	77	(5)	575	(3,131)

Net earnings before extraordinary gain	1,961	1,524	1,815	2,407	436
Extraordinary gain	—	69	—	—	—

Net earnings	1,961	1,593	1,815	2,407	436
Dividends on preferred shares	(70)	(70)	(64)	(59)	(64)
Premium on redemption of preferred shares	—	—	(7)	(6)	—

Net earnings applicable to common shares	1,891	1,523	1,744	2,342	372

Included in net earnings:
Net gains on investments
Continuing operations	29	389	84	1,341	3,184
Discontinued operations	(1)	34	(86)	607	(1,943)
Restructuring and other items	(38)	(772)	(3)	(441)	(462)
Impairment charge	—	—	—	(527)	—
Goodwill amortization	—	—	—	—	(971)
Other	—	—	—	—	(44)
Net earnings per common share:
Continuing operations — basic	1.99	1.49	1.91	2.08	4.34
Continuing operations — diluted	1.99	1.49	1.90	2.05	4.28
Net earnings — basic	2.04	1.65	1.90	2.66	0.46
Net earnings — diluted	2.04	1.65	1.89	2.62	0.46

Ratios
EBITDA margin (%)	39.8%	40.5%	40.3%	39.7%	37.5%
EBITDA to interest ratio (times)	7.74	7.44	6.62	6.51	7.01
Operating margin (%)	21.2%	15.8%	22.3%	19.4%	14.7%
ROE (%)	14.8%	12.5%	15.2%	17.8%	2.4%

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 17
Cash flow yield is cash from operating activities less capital expenditures, other investing activities, dividends on preferred shares and dividends paid by subsidiaries to non-controlling interest, divided by the number of common shares outstanding at the end of the year and multiplied by the share price at the end of the year.
Market capitalization is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.
Book value per share is common shareholders’ equity divided by number of common shares outstanding.
Common dividend yield is dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.
Common dividend payout ratio is dividends paid on common shares divided by net earnings applicable to common shares.
Price to earnings ratio is BCE Inc.’s share price at the end of the year divided by earnings per share.
Price to book ratio is BCE Inc.’s share price divided by the book value per share.
Price to cash flow ratio is BCE Inc.’s share price at the end of the year divided by cash flow per share.

	2005	2004	2003	2002	2001

Balance Sheet
Total assets	40,630	39,140	39,402	39,125	53,674
Long-term debt (including current portion)	13,405	12,802	13,802	14,673	11,793
Net debt	13,129	12,644	13,274	15,178	12,905
Total capitalization	30,748	29,576	30,236	31,356	35,072
Preferred shares	1,670	1,670	1,670	1,510	1,300
Common shareholders’ equity	13,051	12,354	11,895	11,090	15,266

Ratios
Net debt to total capitalization (%)	42.7%	42.8%	43.9%	48.4%	36.8%
Net debt to EBITDA (times)	1.73	1.70	1.82	2.08	1.91
Total debt to total assets (times)	0.33	0.33	0.35	0.39	0.24
Long-term debt to equity (times)	0.91	0.91	1.02	1.16	0.71

Cash Flows
Cash flows from operating activities	5,559	5,443	5,890	4,409	4,024
Cash flows from investing activities	(3,866)	(3,635)	(2,875)	(7,003)	(698)
Capital expenditures	(3,428)	(3,319)	(3,101)	(3,691)	(4,885)
Business acquisitions	(228)	(1,118)	(54)	(6,455)	(307)
Business dispositions	—	20	54	3,187	248
Other investing activities	4	127	62	10	(79)
Cash flows from financing activities	(1,643)	(2,300)	(2,949)	3,370	(1,921)
Net issuance (repayment) of equity instruments	25	32	172	2,819	(120)
Net issuance (repayment) of debt instruments	(54)	(820)	(1,827)	2,014	(1,489)
Financing activities of subsidiaries with third parties	(77)	(50)	24	92	1,010
Cash dividends paid on common shares	(1,195)	(1,108)	(1,029)	(999)	(969)
Cash dividends paid on preferred shares	(86)	(85)	(61)	(43)	(64)
Cash dividends paid by subsidiaries to non-controlling interest	(192)	(188)	(184)	(468)	(357)
Cash provided by (used in) discontinued operations	15	150	350	(1,039)	(1,095)

Ratios
Free cash flow	662	870	1,577	(782)	(2,330)
Capital intensity (%)	17.9%	18.1%	17.2%	20.1%	27.1%
Cash flow per share (dollars)	2.30	2.30	3.03	0.85	(1.07)
Cash flow yield (%)	7.2%	7.4%	9.8%	0.8%	(4.7%)

Share Information
Average number of common shares (millions)	926.8	924.6	920.3	847.9	807.9
Common shares outstanding at end of year (millions)	927.3	925.9	924.0	915.9	808.5
Market capitalization	25,844	26,777	26,704	26,103	29,114
Dividends declared per common share (dollars)	1.32	1.20	1.20	1.20	1.20
Book value per share (dollars)	14.07	13.34	12.87	12.11	18.88
Total dividends declared on common shares	(1,222)	(1,110)	(1,105)	(1,031)	(969)
Total dividends declared on preferred shares	(70)	(70)	(64)	(59)	(64)
Market price per common share (dollars)
High	32.95	30.00	32.35	36.87	43.50
Low	26.60	25.75	26.60	23.00	32.75
Close	27.87	28.92	28.90	28.50	36.01

Ratios
Common dividend yield (%)	4.6%	4.1%	3.9%	3.8%	3.3%
Common dividend payout ratio (%)	63.2%	72.8%	59.0%	42.7%	260.5%
Price to earnings ratio (times)	13.66	17.53	15.21	10.71	78.28
Price to book ratio (times)	1.98	2.17	2.25	2.35	1.91
Price to cash flow ratio (times)	12.12	12.57	9.54	33.53	(33.65)

Other Data
Number of employees (thousands) (1)	60	62	64	64	73

(1)	The number of employees for 2004 excludes virtually all employees who left under the voluntary departure program of 2004.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 18       MANAGEMENT’S DISCUSSION AND ANALYSIS
Digital equivalent access lines are derived by converting low capacity data lines ( DS-3 and lower) to the equivalent number of voice-grade access lines.
ARPU (average revenue per unit) and ARPS (average revenue per subscriber) represent a measurement of the average revenue generated by each unit or subscriber, expressed as a rate per month for the year.
Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.
ANNUAL OPERATIONAL INFORMATION
The table below shows selected data on operations from 2003 to 2005.

	2005	2004	2003

Wireline
Local network access services (thousands)	12,581	12,905	13,051
Long distance conversation minutes (millions)	18,306	18,070	19,132
Long distance average revenue per minute (cents)	10.2	11.7	12.4

Data
Digital equivalent access lines (thousands)	5,034	4,335	3,867
High-speed Internet net activations (thousands)	387	350	358
High-speed Internet subscribers (thousands)	2,195	1,808	1,458
Dial-up Internet subscribers (thousands)	586	743	869

Wireless
Cellular and PCS net activations (thousands)	516	513	514
Cellular and PCS subscribers (thousands)	5,441	4,925	4,412
Average revenue per unit ($/month)	49	49	48
Churn (%) (average per month)	1.6%	1.3%	1.4%
Cost of acquisition ($/subscriber)	406	411	426
Paging subscribers (thousands)	347	427	524

Video
Video net activations (thousands)	224	116	83
Video subscribers (thousands)	1,727	1,503	1,387
Average revenue per subscriber ($/month)	50	49	46
Churn (%) (average per month)	0.9%	1.0%	1.1%
Cost of acquisition ($/subscriber) (1)	375	571	532

(1)	The 34% decrease in COA over 2004 was impacted by the capitalization of STBs and installation costs associated with our new rental program.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 19
QUARTERLY FINANCIAL INFORMATION
The table below shows selected consolidated financial data by quarter for 2005 and 2004. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2005					2004
	YEAR	Q4	Q3	Q2	Q1	YEAR	Q4	Q3	Q2	Q1

Operating revenues	19,105	4,986	4,732	4,757	4,630	18,368	4,769	4,556	4,577	4,466
EBITDA	7,597	1,858	1,864	1,972	1,903	7,430	1,794	1,901	1,920	1,815
Amortization expense	(3,114)	(791)	(786)	(776)	(761)	(3,056)	(787)	(754)	(757)	(758)
Net benefit plans cost	(380)	(65)	(108)	(104)	(103)	(256)	(67)	(61)	(65)	(63)
Restructuring and other items	(55)	(23)	(31)	(5)	4	(1,224)	(126)	(1,081)	(14)	(3)

Operating income	4,048	979	939	1,087	1,043	2,894	814	5	1,084	991
Earnings from continuing operations	1,915	418	448	570	479	1,447	354	90	529	474
Discontinued operations	46	12	11	11	12	77	11	10	42	14
Extraordinary gain	—	—	—	—	—	69	69	—	—	—
Net earnings	1,961	430	459	581	491	1,593	434	100	571	488
Net earnings applicable to common shares	1,891	413	441	563	474	1,523	417	82	554	470

Included in net earnings:
Net gains on investments
Continuing operations	29	—	—	28	1	389	64	325	—	—
Discontinued operations	(1)	—	—	—	(1)	34	(2)	(2)	31	7
Restructuring and other items	(38)	(16)	(21)	(3)	2	(772)	(62)	(725)	16	(1)

Net earnings per common share
Continuing operations — basic	1.99	0.43	0.46	0.60	0.50	1.49	0.37	0.08	0.55	0.49
Continuing operations — diluted	1.99	0.43	0.46	0.60	0.50	1.49	0.37	0.08	0.55	0.49
Net earnings — basic	2.04	0.44	0.48	0.61	0.51	1.65	0.45	0.09	0.60	0.51
Net earnings — diluted	2.04	0.44	0.48	0.61	0.51	1.65	0.45	0.09	0.60	0.51
Average number of common shares outstanding (millions)	926.8	927.3	927.0	926.6	926.2	924.6	925.3	924.6	924.3	924.1

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 20       MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Results Analysis
This section provides detailed information and analysis about our performance over the past two years. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
FINANCIAL RESULTS ANALYSIS
CONSOLIDATED ANALYSIS

	2005	2004	% CHANGE

Operating revenues	19,105	18,368	4.0%
Operating expenses	(11,508)	(10,938)	(5.2%)

EBITDA	7,597	7,430	2.2%
Amortization expense	(3,114)	(3,056)	(1.9%)
Net benefit plans cost	(380)	(256)	(48.4%)
Restructuring and other items	(55)	(1,224)	95.5%

Operating income	4,048	2,894	39.9%
Other income	8	407	(98.0%)
Interest expense	(981)	(999)	1.8%

Pre-tax earnings from continuing operations	3,075	2,302	33.6%
Income taxes	(893)	(681)	(31.1%)
Non-controlling interest	(267)	(174)	(53.4%)

Earnings from continuing operations	1,915	1,447	32.3%
Discontinued operations	46	77	(40.3%)

Net earnings before extraordinary gain	1,961	1,524	28.7%
Extraordinary gain	—	69	N/M

Net earnings	1,961	1,593	23.1%
Dividends on preferred shares	(70)	(70)	—

Net earnings applicable to common shares	1,891	1,523	24.2%

EPS	2.04	1.65	23.6%

N/M: Not meaningful
Operating Revenues
Our revenues increased to $19,105 million in 2005, 4.0% higher than 2004. This reflected improved revenue performance across all our segments and surpassed our target of matching or exceeding gross domestic product (GDP) growth. Revenues at Bell Canada grew by 2.8%. This was driven primarily by the Business segment, where continued wireless strength, growth of ICT solutions from both business acquisitions and organic growth as well as focused execution of our VCIO strategy in SMB led to improved top-line results. Our Residential segment delivered solid revenue growth as a result of the performance of its video, Internet and wireless services, while Aliant revenues also increased due in part to its recovery from a labour disruption in 2004. These results were achieved despite continued decreases in legacy wireline services. Higher revenues at our Other BCE segment, fuelled by stronger advertising and subscriber revenues at Bell Globemedia and higher business networks and broadcast revenue at Telesat combined with the positive impact from its acquisition of SpaceConnection, further contributed to overall revenue growth.
     We expect continued revenue growth at Bell Canada in 2006, as anticipated increases in revenue from our growth services should more than offset further erosion of our legacy wireline business. We expect to reach an inflection point in 2006, where growth services should represent the majority of Bell Canada revenues by the end of the year. Revenue growth is expected to be fuelled by continued solid increases in the number of subscribers in our wireless, video and high-speed Internet units in combination with higher average revenue per user (ARPU) for these services, and further traction of our ICT and VCIO strategies within the Business segment.
     For local and access and long distance revenues, we expect the negative trends experienced in the past few years to continue and the rate of NAS erosion to accelerate in 2006 as cable operators capture a greater share of the local telephone market with their low-priced bundled offers. We also expect the decline in revenue from legacy services in our Enterprise and Wholesale business units to continue in 2006 because of ongoing pressures on competitive pricing and the migration to IP networks and services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
Operating income at BCE was $4,048 million in 2005 , an increase of $1,154 million over the previous year, which included restructuring and other items of $1,224 million related primarily to the employee departure program in 2004 . The results for 2005 include restructuring and other items of $55 million associated with new restructuring initiatives for involuntary employee departure, as well as relocation of employees and closing of real estate facilities related to last year’s
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p. 21
employee departure program. Operating income before restructuring and other items was $15 million, or 0.4% lower than the previous year. Despite an increase in revenues across all segments, Galileo cost savings and the recovery from the 2004 labour disruption at Aliant, operating income before restructuring and other items decreased as it was negatively impacted by a number of factors, including:
• the higher cost of acquiring substantially more wireless subscribers
• the CRTC’s CDN decision
• continued pressure on operating margins from the ongoing transition of our product mix towards growth services
• the cost of restoring customer service levels following the settlement of the Entourage labour dispute in July
• higher net benefit plans cost and amortization expense.
Similarly, at Bell Canada, operating income for the year was $3,755 million, or $1,060 million higher than 2004 because of charges recognized in the previous year for the employee departure program. Operating income before restructuring and other items declined by $105 million, or 2.7%, to $3,809 million in 2005, compared with $3,914 million in the previous year.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA increased 2.2%, or $167 million, to $7,597 million in 2005 because of improved performance at Bell Canada, Bell Globemedia and Telesat. EBITDA for Bell Canada was $7,187 million, representing a 1.1% increase over 2004, driven primarily by increases in our Business segment and at Aliant, which were partly offset by decreases in our Residential and Other Bell Canada segments.
     EBITDA margins for 2005 were 39.8% at BCE and 41.7% at Bell Canada, both down 0.7 percentage points compared with 2004. The year-over-year declines reflected operating cost pressures, which included higher wireless acquisition costs, continued erosion of high-margin legacy voice and data services in all our segments, the CRTC’s CDN decision, as well as the costs to restore service levels subsequent to the resolution of the labour dispute with our technicians in Ontario. The impact of these elements on EBITDA margin was largely offset by the savings in operating costs achieved through Galileo.
     Wireless EBITDA for 2005 increased by 10.1% to $1,307 million, reflecting wireless services revenue growth of 9.9%. The positive contribution from higher revenue was offset partly by the cost of acquiring 20% more gross subscriber activations year-over-year, as well as by higher bad debt expense and customer-service related costs during the first half of 2005, which contributed to a slight 0.3 percentage-point decline in EBITDA margin to 41.2%.
     Wireless cost of acquisition (COA) decreased 1.2% to $406 per gross activation in 2005 from $411 per gross activation in 2004 due to higher gross activations, despite greater hardware subsidization of more expensive handsets and promotional incentives to acquire higher ARPU and longer-term contract customers.
     Video EBITDA for 2005 increased to $45 million from negative $19 million in the previous year, reflecting strong double-digit revenue growth as well as lower subscriber acquisition costs due to the larger number of customers choosing the STB rental option. The improvement was offset somewhat by higher costs incurred to handle increased call volumes at our contact centres.
     The COA for video services was $375 per gross activation in 2005, a decrease of 34% and a significant improvement from $571 per gross activation in 2004. This was mainly the result of the capitalization of STBs and installation costs associated with our new rental program and fewer promotional offers, which were partly offset by a higher number of new customers purchasing additional STBs.
     In 2006, the expected benefits of our Galileo cost savings initiatives combined with anticipated revenue increases from our growth services are expected to mitigate further declines in our legacy businesses. We are targeting significant cost savings as a result of internal process redesign and supply transformation.
Amortization Expense
Amortization expense increased $58 million to $3,114 million in 2005, representing a 1.9% increase from 2004. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as overall capital spending that continues to be higher than asset retirements.
Amortization Expense
The amount of our amortization expense in any year is affected by:
• how much we invested in new capital assets in previous years
• how many assets we retired during the year
• changes in accounting rules and estimates.
Each year, we review our estimate of the useful life of our capital assets.
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p. 22       MANAGEMENT’S DISCUSSION AND ANALYSIS
Net Benefit Plans Cost
The amount of the net benefit plans cost in a year mainly depends on:
• the return on pension plan assets that we expected to be generated during the year — the lower the return, the higher the cost
• the present value of future pension benefit payments to employees — the lower the present value, the lower the cost
• actuarial gain (loss) — the difference between the actual funded status of our pension plans and the amount calculated using our accounting assumptions. We amortize this into earnings over time.
Restructuring and Other Items
This category includes various income and expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of income or charges.
     Amortization expense is expected to increase in 2006 as a result of an increase in our capital base. This increase reflects the capitalization of STBs and installation costs associated with the new rental program in our video business unit, the completion in 2005 of the Alberta SuperNet (a next-generation network bringing high-speed Internet and broadband capabilities to communities in Alberta) and Telesat’s new Anik F1R and Anik F3 satellites.
Net Benefit Plans Cost
The net benefit plans cost increased $124 million to $380 million in 2005. This was 48% higher than the cost of $256 million in 2004, and resulted mainly from:
• a reduction in the discount rate from 6.5% to 6.2%, which increased the accrued benefit obligation of our pension plans
• a reduction in the plan asset base due to the amortization of investment losses in 2001 and 2002
• fully amortizing in 2004 the savings relating to the transitional asset that arose when we adopted new accounting rules in 1987
• an increase in pension obligations from the early retirement program implemented in 2004.
     This was partly offset by a $44 million curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
     Net benefit plans cost is expected to increase in 2006, mainly as a result of a further reduction in the discount rate from 6.2% to 5.2%. This will lead to an increase in the accrued benefit obligation of our pension plans.
Restructuring and Other Items
We recorded restructuring and other items of $55 million in 2005. These included:
• charges of $51 million related to new restructuring initiatives for the involuntary departure of approximately 950 employees
• charges of $49 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce resulting from the 2004 employee departure program.
     These charges were partly offset by reversals of restructuring provisions of $45 million that were no longer necessary because the actual payments made to employees were lower than estimated.
     We recorded restructuring and other items of $1,224 million in 2004. These consisted mainly of:
• a restructuring charge of $985 million related to approximately 5,000 employee departures under the employee departure program at Bell Canada
• a charge of $128 million recorded for cost overruns on a contract with the Government of Alberta (GOA), relating to the construction of the Alberta SuperNet
• a charge of $67 million relating to an employee departure program at Aliant
• other costs of $108 million, including future lease costs for facilities no longer needed, asset write-down and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.
     This was partly offset by income of $75 million recorded in the second quarter of 2004, relating to an agreement between BCE Inc. and MTS to settle lawsuits.
Net Earnings and Earnings per Share (EPS)
In 2005, net earnings applicable to common shares were $1,891 million, or $2.04 per common share, 24% higher than net earnings of $1,523 million, or $1.65 per common share, for 2004. Included in earnings this year was a net charge of $10 million from restructuring and other items and net gains on investments, compared with a net charge of $349 million for 2004. Net earnings before restructuring and other items and net gains on investments of $1,901 million, or $2.05 per common share, increased by $29 million, or $0.03 per share, year-over-year. This represents an increase of 1.5% over the previous year. The improvement in EPS before restructuring and other items and gains on investments can be attributed to higher EBITDA combined with the impact from the income tax loss monetization program between Bell Canada and BCI and net income tax savings. This more than offset the increase in net benefit plans cost and amortization expense.
     In 2006, we anticipate that EPS will decrease, mainly as a result of the negative impact of an increase in net benefit plans cost, resulting from a reduction in the discount rate from 6.2% to 5.2% and an increase in amortization expense because of an increase in our capital asset base.
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SEGMENTED ANALYSIS

	2005	2004	% CHANGE

Operating revenues
Residential	7,599	7,502	1.3%
Business	6,120	5,851	4.6%
Aliant	2,097	2,033	3.1%
Other Bell Canada	1,958	1,939	1.0%
Inter-segment eliminations	(524)	(538)	2.6%

Bell Canada	17,250	16,787	2.8%
Other BCE	2,093	1,842	13.6%
Inter-segment eliminations	(238)	(261)	8.8%

Total operating revenues	19,105	18,368	4.0%

Operating income
Residential	2,001	2,119	(5.6%)
Business	910	896	1.6%
Aliant	396	268	47.8%
Other Bell Canada	448	(588)	N/M

Bell Canada	3,755	2,695	39.3%
Other BCE	293	199	47.2%

Total operating income	4,048	2,894	39.9%

N/M: Not meaningful
Residential Segment
Residential revenues grew 1.3%, or $97 million, to $7,599 million in 2005, compared with 2004. Video, data, wireless and terminal sales and other revenues contributed 1.7%, 1.2%, 1.3% and 0.5%, respectively, to overall Residential revenue growth in 2005, offset largely by a negative contribution of 2.1% from long distance and 1.3% from local and access services. The increase was the result of continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video ARPU, offset almost entirely by lower wireline (local and access and long distance) revenues brought about by an acceleration in NAS losses and continued wireless long distance prepaid and VoIP substitution, as well as ongoing price competition. Although overall Residential revenue growth slowed somewhat in 2005, this result was anticipated given increased competition from cable telephony and other alternative VoIP providers, which adversely affected wireline revenues.
Wireline
Local and access revenues, which represents the largest proportion of our Residential segment revenues, declined in 2005, due mainly to NAS erosion that resulted in lower basic service and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plan revenues reflecting price increases implemented during the year. NAS decreased in 2005 primarily as a result of losses to competitive local exchange carriers (CLECs) and cable operators, as well as to continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines, while the impact from other alternative VoIP providers and customers substituting wireline with wireless telephone service was minimal. The rate of year-over-year NAS losses increased in 2005 as several major cable operators operating in our territory began to aggressively market their low-priced local telephony offerings in certain of our Ontario and Québec markets, where their footprints were established.
     Long distance revenues decreased in 2005 compared with 2004 as a result of lower average revenue per minute (ARPM). Lower ARPM reflected increased competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle (which
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p. 24       MANAGEMENT’S DISCUSSION AND ANALYSIS
was discontinued in July 2005) and Block-of-Time (BOT) minute plans, as well as a lower volume of higher priced overseas minutes. Overall minutes also declined year-over-year, as usage gains stemming from our bundle product were more than offset by losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     For further information about our wireline business, please see Local and Access and Long Distance within our Product Line Analysis.
Wireless
Residential wireless revenues increased in 2005, compared with 2004, as a result of a higher average number of customers compared with last year, price increases for certain services and features implemented earlier in the year, and increased adoption of data and other value-added feature services. Overall revenue growth was dampened by the loss of high-value customers in the early part of 2005 due to billing system conversion issues and a higher proportion of customers choosing prepaid service or postpaid monthly packages that include a large number of in-plan minutes and free unlimited local airtime usage for up to six months. In addition, revenue growth was negatively impacted by the billing and retention credits issued in Q1 2005 to compensate customers for billing errors and delays that occurred following implementation of our new billing platform in 2004. The issuance of customer credits returned to normal levels in Q2 2005.
     For further information about our wireless business, please see Wireless within our Product Line Analysis.
Data
Residential data revenues grew year-over-year, fuelled by growth of 21% in our high-speed Internet subscriber base and an almost two-fold increase in revenues from our Sympatico. MSN.ca web portal and Bell Sympatico VAS such as MSN Premium, Security Services and Home Networking. The portal currently averages 17.2 million unique visitors per month, or 87% of online Canadians.
     Residential high-speed Internet subscriber growth in 2005 was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts and improved retention strategies. The introduction of lower priced high-speed services, such as our Basic Lite product, that are tailored to the very price-sensitive segments of the market, has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service.
     For further information about our data business, please see Data within our Product Line Analysis.
Video
Our video revenues grew 14.8% in 2005 to $976 million from $850 million in 2004, as a result of an increase in the average number of subscribers, higher ARPU, reflecting the impact from price increases implemented during the year, and the success of our strategy to upsell customers to higher-priced programming packages. We had a strong year with the addition of 224,000 new net video customers, a 93% increase compared with the 116,000 net activations achieved in 2004. Our total video customer base reached 1,727,000 at December 31, 2005, representing an increase of 14.9% compared with the previous year. The significant growth in net activations for 2005 can be attributed to the positive impact of our STB rental program, which accounted for nearly half of our new activations in the year, the attractiveness of our programming packages, and the addition of 12,500 new subscribers from our acquisition of Cable VDN in the third quarter. In addition, several initiatives focused on churn management contributed to overall subscriber growth. Churn for the year improved by 0.1 percentage points to 0.9% compared with 2004, reflecting the continued success of our multi-product household strategy and the requirement that, as of August 1, 2004, all new video customers have contracts. This result was achieved despite implementation of a card swap program completed in July 2005 and aggressive
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p. 25
price competition, particularly in the latter half of the year, from the cable operators’ strategy of bundling cable television service with other products.
     Video ARPU increased to $50 per month in 2005 from $49 per month in the previous year. The improvement was the result of price increases implemented during the year and a shift in product mix towards higher priced programming packages, offset partly by bundle and retention discounts. In March 2005, we applied a $3 rate increase to our existing subscriber base and on October 1, 2005, we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers.
     In 2006, growth in video revenues is expected to continue, driven by ongoing expansion of the subscriber base and further improvement in ARPU brought about by the price increases introduced during 2005. We will leverage our video service as part of our Residential segment’s overall multi-product household strategy, allowing us to maximize the profitability of our traditional local voice services, while increasing penetration of our growth services, by securing a loyal customer base that is less vulnerable to cable telephony. We also intend to continue investing in our IPTV platform in preparation for launch of service in the future and to further develop our highdefinition capabilities, ensuring that we have the right services in the future to be the video provider of choice for consumers in both urban and rural markets.
Residential Operating Income
Residential segment operating income decreased 5.6%, or $118 million, to $2,001 million in 2005, compared with 2004. This decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, higher expected acquisition costs from stronger year-over-year wireless subscriber growth, higher marketing costs related to an increased level of wireless advertising and sales activity, as well as higher amortization expense and increased net benefit plans cost. These factors were partially offset by higher revenues and cost savings associated with certain Galileo initiatives, including our One Bill rollout, the launch of our new Bell.ca website and improved call centre efficiencies.
     By the end of 2005, we began to see a marked decrease in contact centre costs driven by an improvement in the first-call resolution rate and outsourcing. This, along with revenue growth from continued strength in our wireless, Internet access and video businesses, is expected to mitigate the continued erosion in our local and access and long distance services in 2006, which should experience heightened competition as cable operators intensify their marketing efforts and further expand the footprint for their low-priced cable telephony offerings in our incumbent territories.
Business Segment
Business segment revenues increased by 4.6% in 2005 to reach $6,120 million, compared with $5,851 million in the previous year. Our SMB and Enterprise units contributed 2.7% and 1.8% of the total growth in Business segment revenues, respectively, while our other business units (comprised of Bell West and 360networks) contributed 0.1%. From a product line perspective, increases in data and wireless revenues at our Enterprise and SMB units were partially offset by declines in long distance and local and access revenues, resulting from further legacy erosion as competitive pressures intensified and as customers continued to migrate their voice and data traffic to our IP-based systems. In addition, lower data revenues at Bell West in 2005, due to revenues received in 2004 from the GOA for the construction of the Alberta SuperNet, dampened the overall Business segment revenues for the year. The results for 2005 also include the contribution to revenues from the acquisition of 360 networks in November 2004, which increased our customer base and gave us an extensive fibre network across major cities in Western Canada.
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p. 26       MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise
Enterprise revenues increased in 2005, compared with 2004, mainly as a result of strong wireless performance driven by solid growth in the number of higher-value wireless subscribers and higher data revenues. Data contributed significantly to the year-over-year revenue improvement, due to solid growth in IP-based connectivity services and ICT solutions, as well as the proceeds from the sale of customer contracts related to legacy point-of-sales systems. ICT revenues grew by 36% in 2005 as a result of acquisitions, organic growth and outsourcing contracts. Data revenue growth was more organic in 2005 than in 2004, as we have realized the full-year benefit of acquisitions made in 2004, including Infostream Technologies Inc. and Elix Inc. Declines in long distance and local and access revenues partially offset the increases in data and wireless revenues, due to erosion of our legacy voice and data business, the repricing of some of our existing wireline business brought about by competitive market conditions, and the continued migration of our customers’ voice and data traffic to IP-based systems.
     In 2005, we continued to broaden our ICT solutions product suite through the acquisition of a number of small, specialized service companies, including:
• CDG, Inc., a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in Western Canada
• PopWare Inc., a systems integrator providing inventory and asset management solutions, which expands our wireless solutions portfolio
• The Createch Group, a Québec-based professional services firm specializing in business process optimization and IT integration, which consolidates our existing suite of wireless data solutions
• end2end Software Corp., a developer of workflow solutions for the capital markets sector.
Our Enterprise unit also had a number of significant multi-year contract wins during the year, including:
• National Bank of Canada, to provide integrated call centre solutions and telephone services
• Aéroports de Montréal, to provide a fully-integrated end-to-end communications services solution consisting of standard telecom services, IP telephony, WiFi coverage and digital signage
• Canadian Imperial Bank of Commerce, to provide and manage DSL and IP virtual private network (IP-VPN) services for its remote automated bank machine (ABM) network
• RBC Financial Group, Canada’s largest financial institution, to implement a fully managed IP solution, converting approximately 8,400 of the bank’s phone lines at its head office in Toronto to VoIP.
SMB
The SMB unit delivered its best year since the launch of its VCIO strategy in 2003, contributing significantly to the solid financial performance of our Business segment in 2005. Revenues generated from SMB customers increased in 2005 as higher data and wireless revenues more than compensated for the decreases in long distance and local and access revenues. Despite a highly competitive market environment, data revenue growth in 2005 was driven by the continued strong adoption of our VCIO strategy and cross-selling opportunities with companies acquired in 2005 (including Nexxlink Technologies Inc. and CSB Systems, which form a part of Bell Business Solutions Inc.). This resulted in higher VAS and equipment sales year-over-year, which grew organically by 48% in the year, as well as an increase in the number of high-speed Internet access service connections. Long distance revenues decreased, due mainly to the combined impact of lower volumes and competitive pricing pressures, and a weakening of our pay-phone business that is directly attributable to wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining pay-phone business, NAS losses to alternative telephony providers and lower wireline access installation fees resulting from reduced order activity.
Bell West
Bell West continued to grow its Enterprise and SMB customer bases during 2005, leading to increases in revenues in most product categories. These increases were more than offset by a year-over-year decrease in data revenues. The results for 2004 reflected higher data revenues earned from the construction of the Alberta SuperNet.
     During 2005, Bell West began to integrate the operations of 360networks, which was acquired in November 2004. Through this acquisition, Bell West increased its customer base while gaining access to an extensive fibre network with facilities across major cities in Western Canada.
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p. 27
     In June 2005, Bell Canada and the GOA entered into a new agreement that replaced the initial contract for construction and operation of the Alberta SuperNet entered into in 2001. The Alberta SuperNet, which provides high-speed Internet and broadband capabilities, is comprised of a Base Area Network (BAN), covering 27 of Alberta’s largest communities, and the Extended Area Network (EAN), reaching 429 communities in rural Alberta. Under the terms of the new agreement, Bell Canada assumed ownership of the EAN and provides access to the GOA under indefeasible right-of-use agreements. In conjunction with this agreement, Bell Canada also entered into a new revenue-sharing agreement with the GOA and Axia NetMedia Corporation, the access manager for the Alberta SuperNet. Construction of the Alberta SuperNet was completed on September 30, 2005. Following service acceptance by the GOA in the fourth quarter, the Alberta SuperNet began generating revenues from the sale of telecom services.
Business Operating Income
Business segment operating income grew 1.6%, or $14 million, to $910 million in 2005, compared with 2004, due mainly to a year-over-year increase in revenues and cost savings from our Galileo initiatives. These positive impacts were mitigated by continued margin pressure due to a competitive market pricing environment, the loss of higher-margin legacy voice and data business, and the ongoing shift of voice and data traffic to lower-margin IP-based growth services, as well as higher net benefit plans cost and amortization expense.
     In the Enterprise unit, operating income increased in 2005 due to solid revenue growth and focused cost management, despite the negative margin impact from steady progress in transforming our product mix towards growth services as well as higher amortization expense and net benefit plans cost.
     Similarly, SMB operating income growth in 2005 was driven by strong revenue performance and Galileo savings, partly offset by higher operating expenses stemming from recent business acquisitions, margin erosion related to the shift from legacy voice and data services to VCIO revenues, as well as by higher net benefit plans cost and amortization expense.
     Bell West recorded lower operating income in 2005, due primarily to higher revenues earned in 2004 for the construction of the Alberta SuperNet and higher amortization expense, offset partly by lower cost of goods sold.
     Our transformation strategy will continue in 2006 as our core network evolves to enable new IP-based services and as we transform operations and achieve greater efficiencies to create a next-generation cost structure for our business. Our Business segment growth strategy will continue to be developed around the objectives of serving the Enterprise market in key ICT vertical markets such as health care, government and financial services, and continuing to raise awareness among our SMB customers about the benefits of ICT solutions delivered through a single point-of-contact. In 2006, we expect Business segment revenues will grow, driven by organic growth in IP-based connectivity service and ICT revenues, further traction of our VCIO strategy in SMB, the positive contribution of business acquisitions made in 2005, continued solid wireless performance, and increased sales of services from the Alberta SuperNet. However, continued declines from our legacy voice and data services are expected to offset the growth in revenues.
Aliant
Aliant segment revenues increased 3.1%, or $64 million, to $2,097 million in 2005, compared with 2004. Strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to the effects of competition, wireless and Internet substitution, and regulatory restrictions.
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p. 28       MANAGEMENT’S DISCUSSION AND ANALYSIS
     Aliant’s wireless revenue grew in 2005, driven by an 11.9% increase in its wireless customer base and higher ARPU. Subscriber results included a 23% increase in digital customers, reflecting Aliant’s expanded coverage area and digital wireless network, an enhanced dealer network that improved market penetration, and a broader product selection. In addition, ARPU increased in the year, reflecting the effects of a higher percentage of customers subscribing to digital service and an increase in average minutes of use.
     Data revenues increased slightly in 2005, as higher Internet revenues and recovery from the 2004 labour disruption were offset almost entirely by other data revenue declines from the continued rationalization of circuit networks by customers, and the $8 million negative impact of the CRTC’s CDN decision. The increase in Internet revenues was attributable mainly to 42% growth in Aliant’s high-speed Internet customer base. The increased number of subscribers reflected expansion of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and an emphasis on bundling Internet service with other products.
     Long distance revenues declined in 2005, due to lower per-minute pricing and a decline in minutes of use stemming from intense competition, substitution of long distance calling with Internet and wireless options, and the use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls.
     Local and access revenues continued to decrease in 2005, due mainly to a 1.5% decline in the NAS customer base, which reflected losses to the competition and technology substitution. In addition, the CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access business with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. Enhanced service features revenue also declined as a higher number of customers received bundling discounts.
     Terminal sales and other revenues increased in 2005, as a result of higher product sales reflecting Aliant’s recovery from its 2004 labour disruption.
Aliant Operating Income
Aliant’s operating income increased 48%, or $128 million, to $396 million in 2005, compared with 2004. The full impact of revenue growth and recovery from the 2004 labour disruption, as well as the non-recurrence in 2005 of a $67 million restructuring charge related to the voluntary early retirement program in December 2004, was offset partly by the impact of the CRTC’s CDN decision and an increase in net benefit plans cost. Operating expense increases required to drive revenue growth in 2005 were contained by expense management and the cost savings from Aliant’s 2004 voluntary early retirement program. Approximately $42 million of incremental costs were incurred during the 2004 labour disruption to enable operations to continue with relatively few interruptions, ensure the safety of employees, perform property repairs, provide training and equipment to employees and maintain basic customer service.
     In 2006, Aliant expects revenue growth from its high-speed Internet and digital wireless services, as well as increased ICT market penetration in Atlantic Canada and adjacent areas to offset expected steady, but slower, declines in local and access and long distance revenues. Aliant also anticipates higher operating income in 2006 from continued revenue growth and through productivity improvements. These positive impacts are expected to be offset partly by increased costs associated with Aliant’s growth services and higher net benefit plans cost.
Other Bell Canada Segment
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Other Bell Canada segment revenues grew 1.0%, or $19 million, to $1,958 million in 2005, compared with 2004. The year-over-year increase was due mainly to higher revenues at our Wholesale unit, resulting from the acquisition of the wholesale business of 360networks in November 2004, fibre and access capacity sales in the third quarter of 2005, the early termination of a cross-border facilities contract in the second quarter of 2005 and a favourable ruling by the CRTC with respect to subsidies for serving high-cost areas at Télébec in the first quarter of 2005. A contract secured in late 2005 to restore telecommunications service to the areas affected in the United States by Hurricane Katrina also contributed to the improvement in Other Bell Canada revenues in 2005. These positive impacts were offset partly by the impact of the CRTC’s CDN decision, which reduced revenues by $55 million in 2005, continued pressure on long distance revenues stemming from a decrease in switched minute volumes and competitive pricing, and lower data revenues as customers migrated services onto their own network facilities.
Other Bell Canada Operating Income
The Other Bell Canada segment generated operating income of $448 million in 2005, a $1,036 million increase when compared to an operating loss of $588 million in 2004. The amount reported for 2004 included restructuring and other items of $1,147 million, mainly associated with our employee departure program and the related relocation of employees and closure of excess real estate facilities, whereas the amount reported in 2005 for restructuring and other charges was $53 million. Excluding restructuring and other items, operating income decreased 10.4% to $501 million in 2005, reflecting the impact of the CRTC’s CDN decision, higher operating costs from the acquisition of 360networks, and the repricing of long distance and data services in our Wholesale business. Higher revenues and lower bad debts expense partly offset the negative impacts on operating income.
Other BCE Segment

	2005	2004	% CHANGE

Operating revenues
Bell Globemedia	1,555	1,420	9.5%
Telesat	475	362	31.2%
Other	63	60	5.0%

Other BCE revenues	2,093	1,842	13.6%

Other BCE segment revenues grew 13.6%, or $251 million, to $2,093 million in 2005, compared with 2004, reflecting higher revenues mainly at Bell Globemedia and Telesat.
     Bell Globemedia’s revenues increased 9.5%, or $135 million, to $1,555 million in 2005, compared with 2004. Total advertising revenues grew by 10.3% in 2005, reflecting the strength of CTV Television’s schedule, which included the majority of the top 20 regularly scheduled programs in each season among all viewers, and higher employment and classified advertising sales at The Globe and Mail. Strong growth in advertising revenues in conventional and specialty television other than sports helped to offset the loss of advertising from hockey broadcasts (due to the NHL players’ lockout, which ended in the third quarter) on our sports specialty channels TSN and RDS for the first three quarters of the year. Bell Globemedia’s subscriber revenues grew by 7.4% in 2005, due primarily to specialty channel subscription growth, online subscription growth at The Globe and Mail, as well as a larger number of subscribers to The Globe and Mail in combination with an increase in the home delivery rate for the newspaper implemented at the beginning of the year.
     Telesat’s revenues increased 31%, or $113 million, to $475 million in 2005, compared with the previous year, primarily as a result of revenue gains from the installation and maintenance of an interactive distance learning network, growth in Ka-band revenues on its Anik F2 satellite, the positive impact from its acquisition of SpaceConnection, and higher overall broadcast revenues.
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p. 30       MANAGEMENT’S DISCUSSION AND ANALYSIS
     SpaceConnection was acquired in January 2005 and is a provider of programming-related satellite transmission services to major U.S. television networks and cable programmers.
     Anik F2 began commercial service in October 2004 and was the world’s first satellite to commercialize the Ka frequency band, enabling two-way high-speed Internet access services to consumers and businesses in Canada and the United States. In May 2005, Telesat launched its new two-way high-speed Internet access service using the Ka band of Anik F2. This service is available to consumers through multiple distributors across Canada, including Barrett Xplore Inc., a wireless broadband service provider, Télébec, NorthernTel and Infosat Communications Inc.
     On October 1, 2005, Telesat’s new Anik F1R satellite was placed into service and began providing capacity for broadcasters, home satellite television services and telecommunications.
     On January 17, 2006, Telesat announced plans to build and launch Nimiq 4, a new direct broadcast satellite that will carry a wide range of digital television services and enable Bell ExpressVu to enhance advanced services such as HD television, specialty channels and foreign language programming.
Other BCE Operating Income
Operating income for the Other BCE segment grew 47%, or $94 million, to $293 million in 2005, due mainly to higher operating income at both Bell Globemedia and Telesat.
     Bell Globemedia’s operating income increased 20%, or $49 million, to $289 million in 2005, reflecting revenue gains and lower sports specialty programming costs due to the NHL lockout for most of the year. This was offset partly by higher conventional television programming costs, increased sales and circulation costs at The Globe and Mail and higher net benefit plans cost.
     Telesat’s operating income grew by 11.3%, or $16 million, to $157 million in 2005, reflecting higher revenues, offset partly by higher operating expenses from SpaceConnection, network equipment costs for interactive distance learning services, as well as higher amortization expense stemming from its newest satellites (Anik F2 and Anik F1R) and from the acquisition of SpaceConnection.
PRODUCT LINE ANALYSIS

REVENUES	2005	2004	% CHANGE

Local and access	5,446	5,572	(2.3%)
Long distance	2,044	2,327	(12.2%)
Wireless	3,097	2,818	9.9%

Data	4,015	3,640	10.3%
Video	976	850	14.8%
Terminal sales and other	1,672	1,580	5.8%

Total Bell Canada	17,250	16,787	2.8%

Local and Access
Local and access revenues decreased 2.3%, or $126 million, to $5,446 million, compared with 2004. The year-over-year decline was a result of accelerating NAS erosion and lower Smart-Touch feature revenues directly attributable to NAS losses, offset partly by gains from wireline insurance and maintenance plans.
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     NAS in service declined by 324,000 in 2005 or 2.5%, as a result of competition from cable operators for local telephone service, losses to CLECs and other VoIP providers, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines. This decrease in 2005 reflected a higher level of NAS losses than the previous year, as several major cable operators in our incumbent territories increased their marketing efforts and expanded the footprint of their low-priced local telephony offerings in certain of our Ontario and Québec markets. This was offset partly by customers subscribing to our new Bell Digital Voice service and higher demand for local access lines from Shaw Communications to offer VoIP services in Western Canada.
     Moreover, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services, as well as limitations on customer win-back promotions.
     In 2006, we expect that wireline competition in both the Residential and Business markets will increase further, primarily as a result of cable telephony and decreases in legacy services pricing. Accordingly, we estimate that our overall NAS in service will continue to decrease in 2006, reflecting a significantly higher rate of decline in our Residential segment.
Long Distance
Long distance revenues were $2,044 million in 2005, reflecting a year-over-year decrease of 12.2% compared with 2004. Lower long distance revenues affected all Bell Canada segments, particularly our Residential and Business segments. Overall minute volumes increased 1.3% in 2005 to 18,306 million conversation minutes, compared with 2004. However, ARPM decreased by $0.015 during the year to reach $0.102, reflecting competitive pricing pressures in our Residential, Business and Wholesale markets and the pricing impact from subscriptions to the $5 Long Distance Bundle in our Residential segment (which we stopped offering in July 2005).
     We anticipate continued pressure on long distance revenues in 2006, due to intensifying competition in our Residential markets from cable companies that are offering VoIP residential telephone service, wireless substitution and other factors including e-mail and instant messaging substitution, as well as continuing competitive pricing conditions in the Enterprise and Wholesale markets.
Wireless
Gross wireless activations increased by 20% in 2005 to a record 1,470,000, up from 1,225,000 in the previous year. Although the percentage of total gross activations from postpaid rate plans decreased to 70% in 2005 from 75% in 2004, due primarily to the impact of Solo Mobile and Virgin Mobile on prepaid subscriber growth, the total number of gross postpaid activations increased by 11.9% to 1,024,000. Prepaid gross activations comprised the remaining 446,000 gross activations, representing a 44% increase compared with 2004. Postpaid growth was stimulated by our attractive line-up of leading-edge handsets and devices, innovative services such as 10-4 and EVDO, competitive rate-plan promotions, our growing presence in Western Canada, as well as our continued success with the business market segments. The significantly higher number of prepaid activations was fuelled by the introduction of two new brands tailored for the youth market, Solo Mobile and Virgin Mobile.
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p. 32       MANAGEMENT’S DISCUSSION AND ANALYSIS
     Our postpaid churn rate increased to 1.4% in 2005 from 1.1% in 2004, due mainly to increased competitive pressures, the reaction to price increases introduced during the year for certain services and features, the enforcement of tighter policies on the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts from our billing system migration that caused dissatisfaction among certain of our customers who deferred service deactivation until expiry of their contracts. Prepaid churn for 2005 was unchanged at 1.9% year-over-year, reflecting the effectiveness of our retention initiatives with respect to inactive customers. Accordingly, as a result of higher postpaid churn, our blended churn rate for 2005 increased to 1.6%, compared with 1.3% in 2004.
     As a result of a record number of gross activations in 2005 and despite an increase in our overall churn rate for the year, we added 516,000 new net activations in 2005, representing a slightly higher number than the 513,000 achieved in 2004. At December 31, 2005, our cellular and PCS subscriber base totalled 5,441,000, representing a 10.5% increase. Postpaid rate plans accounted for 74% of our total subscriber base at the end of 2005, compared with 76% at the end of the previous year.
     Wireless service revenues grew 9.9%, or $279 million, to $3,097 million in 2005, compared with 2004, reflecting a higher average number of customers in our subscriber base and stable ARPU performance.
     Postpaid ARPU remained stable year-over-year at $61 per month. The positive impact of higher value-added service and data revenues, increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans, as well as price increases implemented during the year for certain features including 911, 411, outbound text messaging, and out-of-bundle minutes were fully offset by lower out-of-bundle airtime usage, resulting from the popularity of price plans offering a large number of bundled minutes or an unlimited local usage option, and the application of customer billing and retention credits in the early part of the year stemming from the residual impact of the billing system migration in 2004. Prepaid ARPU increased to $14 per month in 2005, compared with $12 per month in 2004, due mainly to the addition of Solo and Virgin Mobile customers, who generate a higher than average ARPU, to our prepaid subscriber base and to higher overall usage. Blended ARPU remained unchanged in 2005 at $49 per month, compared with 2004, despite a slight year-over-year decrease in the percentage of total subscribers on postpaid rate plans.
     We continue to see considerable opportunities for growth in the wireless market for 2006, given that Canadian wireless penetration is significantly lower than the levels achieved in other countries, such as the United States, where the penetration rate at the end of 2005 was approximately 65% compared to an estimated 52% in Canada. We expect our wireless revenues to increase as a result of anticipated higher ARPU and the continued expansion of our subscriber base in 2006. We anticipate that attracting higher-value subscribers with innovative features and applications, increased take-up rates for data bundles, the introduction of new rate plans to stimulate usage and encourage customer migration to higher-priced packages, selective price increases for some value-added services, as well as increased usage of wireless data services such as text and picture messaging and Web browsing should stimulate ARPU growth.
Data
Data revenues increased 10.3%, or $375 million, to $4,015 million in 2005, compared with 2004. The improvement was a result of growth in high-speed Internet access services, increased penetration of IP-based connectivity and ICT solutions within our Enterprise and SMB business units, including revenues related to business acquisitions in 2005, which more than offset the negative effects of a decrease in legacy data revenues due to competitive pricing, lower
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demand and the continued rationalization of circuit networks by wholesale customers, lower construction revenues from the GOA contract and the CRTC’s CDN decision, which adversely affected data revenues by $63 million in 2005. Data revenues in 2005 also reflected the favourable impact of the sale of customer contracts and fibre and access capacity in our Enterprise and Wholesale units, as well as a one-time benefit from the early termination of a cross-border facilities contract.
     The number of high-speed Internet subscribers increased by 387,000 in 2005, 10.6% higher than the 350,000 net new connections activated in 2004, bringing the total subscriber count at the end of 2005 to 2,195,000. Subscriber growth in the year was driven largely by the introduction of our Basic Lite product in the Ontario market, higher net additions at Aliant and in our SMB unit, as well as by footprint expansion, focused selling efforts and improved customer retention. The introduction of lower-priced high-speed services such as Basic Lite that are tailored to the very price-sensitive segments of the market, has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 586,000 at the end of 2005 from 743,000 at the end of 2004. Our high-speed Internet access footprint in Ontario and Québec reached 85% of homes and business lines passed at the end of 2005, compared with 83% at the end of the previous year.
     In 2006, we expect further revenue erosion in our legacy data services from competitive pricing pressures and continued customer migration to IP-based networks, offset by anticipated high-speed Internet subscriber base growth, increased penetration of value-added solutions, as well as the positive impact of acquisitions and select price increases for certain Internet services. We also expect our Residential segment to experience slower high-speed Internet subscriber growth due to sustained aggressive price competition in both our Ontario and Québec markets arising from cable operators’ increased emphasis on selling multi-product bundles at discounted rates.
Video
See discussion under Residential segment.
Terminal Sales and Other
Terminal sales and other revenues increased 5.8%, or $92 million, to $1,672 million in 2005, compared with 2004. The year-over-year improvement reflected higher wireless equipment revenues resulting from an increased volume of devices sold, higher product sales at Aliant reflecting its recovery from a labour disruption in 2004, the favourable impact from several acquisitions (including those of 360 networks and Entourage), as well as incremental revenue from a contract secured by Expertech Network Installation Inc. (a Bell Canada majority-owned provider of installation and network infrastructure services) to help restore telecommunications service to the areas affected in the United States by Hurricane Katrina. This was offset partly by lower legacy voice equipment sales to business customers.
OTHER ITEMS
Other Income
Other income decreased $399 million to $8 million in 2005, a decrease of 98% from 2004. This was mainly from:
• net gains on investments in 2004 of $217 million from the sale of our 15.96% interest in MTS and $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. (YPG)
• a charge of $33 million relating to the tax loss monetization program between Bell Canada and BCI (see Related Party Transaction)
• a decrease of $35 million in income from cost and equity investments mainly due to the sale of our 15.96% interest in MTS
• a $7 million write-down of Bell Globemedia’s investment in TQS Inc.
Other Income
Other income includes income that we receive from activities that are not part of our business operations, such as:
• net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
• foreign currency gains (losses)
• interest income on cash and cash equivalents
• equity in net earnings (losses) from companies over which we exert significant influence
• other miscellaneous income or expense.
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p. 34       MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Controlling Interest
The non-controlling interest in the statements of operation reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.
Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.
Capital Structure
Our capital structure shows how much of our net assets are financed by debt and equity.
Net debt to capitalization ratio is a key measure we use to assess our financial condition. It shows how much net debt (debt due within one year and long-term debt, net of cash) we have in relation to our capitalization (total net debt, non-controlling interest and shareholders’ equity).
     This decrease was partly offset by a dilution gain of $39 million in the second quarter in our interest in TerreStar Networks Inc., a mobile satellite services company.
Interest Expense
Interest expense declined $18 million to $981 million in 2005, a decrease of 1.8% from 2004. This was a result of lower average interest rates from the refinancing of debt at lower rates.
Income Taxes
Income taxes increased $212 million to $893 million in 2005, an increase of 31% over 2004. This was mainly from:
• higher pre-tax earnings
• tax savings realized in 2004 on the $325 million of gains on the sale of our interests in MTS and YPG because of the available capital loss carryforwards.
This increase was partly offset by:
• restructuring charges of $45 million that were not tax-effected in 2004
• savings of $99 million resulting from the tax loss monetization program between Bell Canada and BCI (see Related Party Transaction).
As a result, the effective tax rate decreased slightly from 29.6% in 2004 to 29.0% in 2005.
Non-Controlling Interest
Non-controlling interest increased $93 million to $267 million in 2005, an increase of 53% over 2004. This was from:
• higher net earnings at Aliant and Bell Globemedia
• a higher net loss at Bell West in 2004, due to cost overruns on the GOA contract that were recorded in 2004, since MTS owned a 40% interest in Bell West until August 2004.
Discontinued Operations
The net gain from discontinued operations of $46 million in 2005 relates to our proportionate share of CGI’s operating gains.
     The net gain from discontinued operations of $77 million in 2004 consisted of:
• a net gain of $23 million from discontinued operations of Emergis
• our proportionate share of CGI’s operating gains of $54 million.
Extraordinary Gain
In the fourth quarter of 2004, we purchased the Canadian operations of 360 networks for $293 million in cash. The fair value of the net assets acquired exceeded the purchase price by approximately $227 million. For accounting purposes, the excess was eliminated by:
• reducing the amounts assigned to the acquired non-monetary assets (e.g., capital and intangible assets) to zero
• recognizing the balance of $69 million as an extraordinary gain.
FINANCIAL AND CAPITAL MANAGEMENT
CAPITAL STRUCTURE

AT DECEMBER 31	2005	2004

Debt due within one year	1,373	1,272
Long-term debt	12,119	11,685
Less: Cash and cash equivalents	(363)	(313)

Total net debt	13,129	12,644

Non-controlling interest	2,898	2,908
Total shareholders’ equity	14,721	14,024

Total capitalization	30,748	29,576

Net debt to capitalization ratio	42.7%	42.8%

Outstanding share data (in millions)
Common shares	927.3	925.9
Stock options	27.3	28.5

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Our net debt to capitalization ratio was 42.7% at the end of 2005, compared to 42.8% at the end of 2004. This was a result of an increase in total shareholders’ equity, partly offset by higher net debt.
     Net debt increased $485 million to $13,129 million in 2005. This was mainly due to:
• obligations of $452 million for capital leases relating to several lease financing arrangements
• cash of $461 million invested in business acquisitions and other investments
• redemption of common shares of $78 million from non-controlling interest.
     This increase was partly offset by free cash flow of $662 million.
     Total shareholders’ equity increased $697 million to $14,721 million in 2005. This was mainly the result of the net earnings remaining after the dividends we declared on common and preferred shares in 2005.
OUTSTANDING SHARE DATA
We had 927.3 million common shares outstanding at the end of 2005, an increase of 1.4 million over 2004 resulting from stock options that were exercised in 2005.
     The number of stock options outstanding at the end of 2005 was 27.3 million, a decrease of 1.2 million from 2004. The weighted average exercise price of the stock options outstanding at December 31, 2005 was $32. Of the total outstanding stock options at December 31, 2005, 16.5 million were exercisable at a weighted average exercise price of $34. In 2005:
• 1.5 million stock options were granted
• 1.4 million previously granted options were exercised
• 1.2 million previously granted options expired or were forfeited.
Starting in 2004, most of the stock options granted contain specific performance targets that must be met before the option can be exercised.
CHANGES TO CAPITAL STRUCTURE
On February 1, 2006, we announced the intended use of our proceeds from the sale of our investments in Bell Globemedia and CGI, which consists mainly of:
• $1.3 billion for the repurchase of 5% of BCE Inc.’s outstanding common shares through a NCIB
• $1.0 billion for debt reduction.
CASH FLOWS
The table below is a summary of the flow of cash into and out of BCE in 2005 and 2004.

	2005	2004

Cash flows from operating activities	5,559	5,443
Capital expenditures	(3,428)	(3,319)
Other investing activities	4	127
Cash dividends paid on common shares	(1,195)	(1,108)
Cash dividends paid on preferred shares	(86)	(85)
Cash dividends paid by subsidiaries to non-controlling interest	(192)	(188)

Free cash flow	662	870

Business acquisitions	(228)	(1,118)
Business dispositions	—	20
Increase in investments	(233)	(58)
Decrease in investments	19	713
Net issuance of equity instruments	25	32
Net repayment of debt instruments	(54)	(820)
Financing activities of subsidiaries with third parties	(77)	(50)
Other financing activities	(64)	(81)
Cash provided by discontinued operations	15	150

Net increase (decrease) in cash and cash equivalents	65	(342)

Cash from Operating Activities
Cash from operating activities increased $116 million to $5,559 million in 2005, an increase of 2.1% from 2004. This was a result of:
• an improvement in cash earnings resulting from higher EBITDA
• a significant improvement in the collection of accounts receivable once issues associated with the implementation of our new billing platform for wireless customers in 2004 were resolved
• an increase of $134 million in proceeds from the sale of accounts receivable
• a decrease of $77 million in payments relating to the restructuring initiatives of 2004 and 2005.
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p. 36       MANAGEMENT’S DISCUSSION AND ANALYSIS
This increase was partly offset by:
• higher pension and other benefit plan payments, mainly at Aliant
• an increase of $73 million in income taxes paid, primarily related to the final instalment for 2004 made in 2005 as instalments were not required at Bell Canada in 2004
• a $75 million settlement payment received from MTS in 2004.
Free Cash Flow
Our free cash flow was $662 million in 2005, down from $870 million in 2004. This was mainly due to:
• a decrease of $149 million in insurance proceeds received by Telesat
• an increase of $109 million in capital expenditures related to our investment in platforms for next-generation services
• an increase of $87 million for common dividends paid resulting from the quarterly increase of $0.03 per common share.
     This decrease was partly offset by a $116 million increase in cash from operating activities.
     We are targeting positive free cash flow in 2006 to be generated mainly from recurring sources.
Capital Expenditures
We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $3,428 million in 2005, which was 3.3% higher than 2004 capital expenditures of $3,319 million. Bell Canada’s capital expenditures were $3,122 million in 2005, which was 3.2% higher than 2004 capital expenditures of $3,026 million. As a percentage of revenues:
• our capital expenditures decreased slightly from 18.1% in 2004 to 17.9% in 2005
• Bell Canada’s capital expenditures increased slightly from 18.0% in 2004 to 18.1% in 2005.
Our capital spending in 2005 reflected an increasing investment in the growth areas of the business and reduced spending in legacy areas. Our key strategic investments this year included:
• expanding our FTTN footprint
• launching our Bell Digital Voice service
• implementing an EVDO wireless data network
• expanding our DSL footprint
• investing in our IPTV platform and IT efficiency projects to achieve cost savings.
Our capital spending also was higher in 2005 because Aliant was able to return to more normal spending levels after the labour disruption in 2004, and because of Telesat’s investments in satellite construction.
     In 2006, we are targeting to reduce Bell Canada’s capital intensity ratio mainly because of lower spending for maintenance of our wireline and DSL networks. Although we anticipate a decrease in overall capital expenditures, we plan on increasing investment in our key strategic priorities, including FTTN, wireless growth and network expansion, IP product development and Galileo cost saving initiatives (see Our Strategic Priorities).
Other Investing Activities
Cash from other investing activities decreased by $123 million to $4 million in 2005, compared to 2004. Cash from other investing activities included insurance proceeds that Telesat received for a malfunction on the Anik F1 satellite, amounting to $179 million in 2004, compared to $30 million in 2005.
Cash Dividends Paid on Common Shares
In December 2004, the board of directors of BCE Inc. approved an increase in the annual dividend on our common shares of 10% or $0.12 per common share. We paid a dividend of $1.32 per common share in 2005.
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p. 37
Debt Instruments
We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.
Business Acquisitions
We invested $228 million in business acquisitions in 2005. This consisted mainly of:
• Bell Canada’s acquisition of Nexxlink for $74 million
• Bell Canada’s acquisition of NR Communications for $60 million
• other business acquisitions, mainly at Bell Canada, totalling $94 million.
We invested $1,118 million in business acquisitions in 2004. This consisted of:
• Bell Canada’s purchase of the Canadian operations of 360 networks in November 2004 for $293 million
• our purchase of MTS’ 40% interest in Bell West in August 2004 for $646 million, giving Bell Canada 100% ownership of Bell West
• other business acquisitions, mainly at Bell Canada, totalling $179 million.
Increase in Investments
Cash flows used for investments increased $175 million to $233 million in 2005. In the first quarter, Bell Canada invested US$100 million to acquire an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services.
Decrease in Investments
We did not have any significant decreases in investments in 2005.
     In 2004, we sold our remaining 3.24% interest in YPG for net cash proceeds of $123 million and our 15.96% interest in MTS for net cash proceeds of $584 million.
Debt Instruments
In 2005, we repaid $54 million of debt, net of issues, including the following:
• Bell Canada repaid $751 million in debentures
• Aliant repaid $150 million in medium-term notes
• we repaid $66 million in notes payable and bank advances
• we made other repayments that included capital leases.
We had the following issues in 2005 :
• Bell Canada issued $900 million in debentures
• Aliant issued $150 million in medium-term notes.
In 2004, we repaid $820 million of debt, net of issues, including the following:
• Bell Canada repaid $952 million in debentures
• Aliant repaid $100 million in medium-term notes
• we redeemed all of our outstanding Series P retractable preferred shares for $ 351 million.
Most of the issues in 2004 involved:
• Bell Canada, which issued $450 million in debentures
• Bell Globemedia, which issued $300 million of senior notes.
Cash Relating to Discontinued Operations
On December 16, 2005, we announced our decision to sell our investment in CGI, and on January 12, 2006, the transaction was completed.
     CGI bought 100 million of the Class A shares held by us, reducing our ownership in CGI from 29.8% to 8.6%. We received total proceeds of $859 million, generating a gain of approximately $90 million, which will be recognized in the first quarter of 2006.
     As at December 31, 2005, we have accounted for CGI as discontinued operations and no longer proportionately consolidate its financial results. Our remaining investment will be accounted for at cost. CGI was previously presented in the Other BCE segment.
     Cash provided by discontinued operations was $150 million in 2004. This consisted mainly of:
• net cash proceeds of $315 million from the sale of Emergis
• $285 million from the sale of Emergis’ US Health operations
• $96 million of cash generated from Emergis’ operations.
     This was partly offset by the deconsolidation of Emergis’ cash on hand of $512 million at December 31, 2003.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 38       MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit Ratings
The interest rates we pay are partly based on the quality of our credit ratings, which were all investment grade at March 1, 2006. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.
CREDIT RATINGS
The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 1, 2006.

BCE INC.
	S&P (1)	DBRS (2)	MOODY’S (3)	FITCH (4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2	—
Long-term debt	BBB+ / negative	A (low) / stable	Baa1 / negative	BBB+ / stable
Preferred shares	P-2	Pfd-2 (low) / stable	—	—

BELL CANADA
	S&P (1)	DBRS (2)	MOODY’S(3)	FITCH (4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2	—
Extendable commercial notes	—	R-1 (low) / stable	—	—
Long-term debt	A- / negative	A / stable	A3 / negative	BBB+ / stable
Subordinated long-term debt	BBB+ / negative	BBB (high) / stable	Baa1 / negative	BBB / stable
Preferred shares	P-2	Pfd-2 / stable	—	—

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.; maintains a negative outlook on our corporate rating

(2)	Dominion Bond Rating Service Limited

(3)	Moody’s Investors Service, Inc.; on February 1, 2006 ratings placed under review for possible downgrade

(4)	Fitch Ratings Ltd.
LIQUIDITY
We expect, in 2006, to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting positive free cash flow in 2006.
     We expect to repay contractual obligations maturing in 2006 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.
Cash Requirements
In 2006, we will need cash mainly for capital expenditures, dividend payments, pension funding, the payment of contractual obligations and other cash requirements.
Capital Expenditures
Capital expenditures were $3.4 billion in 2005, representing 17.9% of our revenues for the year. We are targeting a decrease in Bell Canada’s capital intensity ratio in 2006.
Pension Funding
We expect to contribute approximately $470 million to our defined benefit pension plans in 2006, subject to actuarial valuations being completed.
Contractual Obligations
The table below is a summary of our contractual obligations at December 31, 2005 that are due in each of the next five years and after 2010.

						THERE-
	2006	2007	2008	2009	2010	AFTER	TOTAL

Long-term debt (excluding capital leases)	1,160	1,686	1,043	1,624	1,013	5,955	12,481
Notes payable and bank advances	87	—	—	—	—	—	87
Capital leases	126	110	63	47	45	533	924
Operating leases	231	204	181	158	134	679	1,587
Commitments for capital expenditures	184	52	8	2	16	—	262
Purchase obligations	1,413	1,001	716	287	205	530	4,152
Other long-term liabilities (including current portion)	143	119	79	80	4	25	450

Total	3,344	3,172	2,090	2,198	1,417	7,722	19,943

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 39
Long-term debt and notes payable and bank advances include $58 million drawn under our committed credit facilities. They do not include $455 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2.4 billion.
     The imputed interest to be paid on capital leases is $649 million.
     Rental expense relating to operating leases was $316 million in 2005, $358 million in 2004 and $327 million in 2003.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our capital spending commitments include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to:
• payments Bell Canada will make in the future to Amdocs Canadian Managed Services, Inc. (formerly Certen Inc.) for the development of Bell Canada’s billing system. The total amount remaining in the contract was $254 million at December 31, 2005.
• remaining obligations of Bell Globemedia relating to CRTC benefits that were owed on previous business combinations. These obligations and other long-term liabilities totalled $85 million at December 31, 2005.
• deferred satellite performance incentive payments and milestone payments by Telesat, totalling $111 million at December 31, 2005.
The table on the previous page does not include our proportionate share of CGI’s operating leases and other contractual obligations. This information is disclosed in Note 8 to the consolidated financial statements.
     At December 31, 2005, we had other long-term liabilities that are not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
• future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
• future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
Other Cash Requirements
Our cash requirements may also be affected by the liquidity risks related to our off-balance sheet arrangements, derivative instruments and contingencies. We may not be able to quantify all of these risks.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 26 to the consolidated financial statements for more information.
Securitization of Accounts Receivable
Bell Canada and Aliant have agreements in place to provide us with an inexpensive source of funds.
     Under the agreements, Bell Canada and Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,354 million.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 40      MANAGEMENT’S DISCUSSION AND ANALYSIS
     These agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to finance approximately $1,354 million by issuing debt or equity. See Note 10 to the consolidated financial statements for more information.
Commitment under the CRTC Deferral Mechanism
As at December 31, 2005, we had estimated Bell Canada’s and Aliant’s current deferral account amounts, expressed as a future annualized commitment, at $95 million for Bell Canada and $12 million for Aliant.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it estimated Bell Canada’s and Aliant’s deferral account amounts, on an accumulated balance and future annualized commitment, at May 31, 2006. Bell Canada’s estimated accumulated balance at May 31, 2006 is $480.5 million with a future annualized commitment of $81.5 million. Aliant’s estimated accumulated balance at May 31, 2006 is $21.8 million with a future annualized commitment of $2.2 million.
     In the Decision, the CRTC concluded that incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, in the following ways:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5.0% of incumbent telephone companies’ accumulated deferral account balances
• any amounts remaining in incumbent telephone companies’ deferral accounts after accounting for these two programs will be rebated to incumbent telephone companies’ residential local customers in non-high cost serving areas. The timing and amount of the rebate, if any, is uncertain.
This Decision also indicates that incumbent telephone companies’ future annual deferral account obligations are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada, Aliant and certain other incumbent telephone companies are directed to file their rate proposals by May 15, 2006 and implement them on June 1, 2006.
     Finally, the Decision notes that the extension of the price cap regime to May 31, 2007 will result in an additional annual deferral account obligation.
Derivative Instruments
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued or purchased under our compensation plans ( SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The carrying value of the outstanding derivative instruments was a net liability of $91 million at December 31, 2005. Their fair values amounted to a net liability of $138 million. See Note 21 to the consolidated financial statements for more information.
Litigation
We become involved in various claims and litigation as part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2005 in the BCE 2005 AIF, and in Note 25 to the consolidated financial statements.
Sources of Liquidity
While we do not expect a cash shortfall in the foreseeable future, any unplanned shortfall would be covered through the financing facilities we currently have in place.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. If necessary, we can supplement our liquidity sources by issuing additional debt or equity. We might do this to help finance business acquisitions or for contingencies.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 41
     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2005.

		NON-
	COMMITTED	COMMITTED	TOTAL

Commercial paper credit lines (1)	1,513	2,000	3,513
Other credit facilities (2)	916	413	1,329

Total	2,429	2,413	4,842

Drawn (2)	513	—	513
Undrawn	1,916	2,413	4,329

(1)	Current commercial paper credit lines expire during August 2008

(2)	Includes $455 million in letters of credit
BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount available under these supporting committed lines of credit was $1.5 billion at December 31, 2005.
     BCE Inc., Bell Canada and Aliant had $45 million in commercial paper outstanding at December 31, 2005.
     Bell Canada can issue up to $400 million Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2005.
RELATED PARTY TRANSACTION
BCI Loss Monetization Transaction
On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     This transaction was unwound on August 18, 2005 and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million resulting from the interest expense were presented as a reduction of income tax expense.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution to be made by BCE Inc. of 88% of the realized tax savings. BCE Inc.’s ownership interest in BCI remains at 62%. As a result:
• BCE Inc.’s carrying value of its investment in BCI was increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation
• a charge to other income was recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
An evaluation of the effectiveness of BCE Inc.’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and of the Canadian Securities Administrators) was carried out as of December 31, 2005 by BCE Inc.’s management, under the supervision and with the participation of BCE Inc.’s President and Chief Executive Officer ( CEO ) and Chief Financial Officer ( CFO ). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to BCE Inc. and its consolidated subsidiaries would be made known to them by others within those entities.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 42      MANAGEMENT’S DISCUSSION AND ANALYSIS
Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect Our Business and Results
This section describes assumptions made by BCE in preparing forward-looking statements and general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.
A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can accurately predict whether an event that is only possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS
Forward-looking statements for 2006 made in BCE’s 2005 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines assumptions that we made in addition to those set out in other sections of this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Assumptions about the Canadian Economy
• Canadian GDP growth of approximately 3% in 2006, which is consistent with estimates by the Conference Board of Canada
• the business prime rate in Canada to increase slightly from its 2005 year-end level
• the Consumer Price Index (estimated by Statistics Canada) to increase slightly from its 2005 year-end level.
Market Assumptions
• growth in the overall Canadian telecommunications market slightly higher than GDP in 2006
• continued decrease in the residential voice telecommunications market in 2006 because more consumers are expected to use wireless, e-mail and instant messaging instead
• increase in the wireline competition in both the business and residential telecommunications markets in 2006, mainly from cable companies
• growth in revenues for the Canadian wireless industry in 2006 similar to the rate of growth in 2005
• growth in revenues for the Canadian video market in 2006 slightly lower than the rate of growth in 2005
• growth in revenues for the Canadian Internet market in 2006 also slightly lower than the rate of growth in 2005.
Operational and Financial Assumptions
Subscribers and Services
• growth in the number of our wireless, video and high-speed Internet subscribers as well as higher ARPU for these services are targeted in 2006
• continued decrease in our network access services is expected in 2006, with significantly higher declines in our Residential segment.
Financial
• significant cost savings are targeted in 2006 as a result of our Galileo program, including from internal process redesign and supply transformation
• restructuring costs are expected to result in 2006 mainly from reductions in our workforce
• amortization expense is expected to increase in 2006 as a result of an increase in our capital base, reflecting mainly the capitalization of STB and installation costs associated with the new rental program in our video business unit, the completion in 2005 of the Alberta SuperNet and Telesat’s new Anik F1R and Anik F3 satellites
• total net benefit plans cost is expected to increase in 2006 mainly as a result of a further reduction in the discount rate from 6.2% in 2005 to 5.2% in 2006
• Bell Canada’s capital intensity is targeted to decrease in 2006 mainly as a result of anticipated lower spending for maintenance of our wireline and DSL networks which is expected to be partly offset by increased investment in our key strategic priorities.
Assumptions about Transactions
• BCE Inc. plans to repurchase 5.0% of its common shares under its previously announced normal course issuer bid
• we expect to complete the disposition of our remaining interest in CGI Group Inc.
• we expect to reduce our equity interest in Bell Globemedia from 68.5% to 20% as announced on December 2, 2005. The expected closing of the Bell Globemedia transaction is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, and other closing conditions that are customary in this type of transaction.
• we expect to complete the creation of a regional telecommunications service provider in the form of an income trust.
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p. 43
Increasing Competition
Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES
Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.
Strategies and Plans
We plan to achieve our business objectives through various strategies and plans.
     In 2006, we plan to continue to implement our strategy to deliver unrivalled integrated communication services to customers across Canada in the most efficient and cost-effective manner. This strategy is founded on the three key pillars referred to earlier in this MD&A under Our Strategic Priorities and is supported by our four operating priorities for 2006 concerning service, customer retention, growth services and costs, also referred to under Our Strategic Priorities.
     Our strategic direction requires us to transform our cost structure and the way in which we serve customers. This means we will need to:
• be responsive in adapting to these changes and make any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected.
• invest capital to implement our strategies and operating priorities. The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Economic and Market Conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.
     Weak economic conditions could lower our profitability and reduce cash flows from operations. They could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
Increasing Competition
We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications, media, television and satellite service providers. We also compete with other businesses and industries including cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings ( BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews. We also cannot assess how any change in foreign ownership restrictions may affect us because the government continues to consider its position on these matters.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 44       MANAGEMENT’S DISCUSSION AND ANALYSIS
Wireline and Long Distance
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail.
     We are also facing increasing competitive pressure from cable companies as a result of their now offering voice services over their networks. Since cable companies only recently started offering voice services, it is difficult to predict the extent and timing of any resulting loss in market share that we might suffer. It is also difficult to predict to what degree customers who stop using our voice services will also stop using our other services such as video and Internet access. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher-margin business.
     Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to accelerate in the future, which could materially and negatively affect our financial performance.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share and are less concerned about the quality of service or impact on their margins.
     These competitive factors suggest that our legacy wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services. The margins on newer services, however, will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be negatively and materially affected.
Internet Access
We compete with cable companies and ISPs to provide broadband and Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
     Regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
Video
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Transforming Our Cost Structure and Containing Capital Intensity
Our strategies and operating priorities require us to transform our cost structure. Accordingly, we are intensifying the implementation of several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our objectives for cost reduction under our new cost structure
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 45
are aggressive compared to what we achieved in the past, and there is no assurance that these initiatives will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully implement these cost reduction initiatives and productivity improvements and manage capital expenditures while maintaining the quality of our service.
     Each year between 2002 and 2005, Bell Canada companies had to reduce the price of certain services that are subject to regulatory price caps and may be required to do so again in the future. They have also reduced their prices for some business data services that are not regulated in order to remain competitive, and may have to continue doing so in the future. Their profits will decline if they cannot reduce their expenses at the same rate. There would be a material and negative effect on our profitability if market factors, such as increasing competition or regulatory actions, result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
     Improved customer service is critical to increasing customer retention and average revenue per user. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either of these objectives, it could have a material and negative effect on our results of operations.
Anticipating Technological Change and Investing in New Technologies, Products and Services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. The investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our targeted financial performance.
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
Anticipating Technological Change and Investing in New Technologies, Products and Services
Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
     The Bell Canada companies are in the process of moving traffic on their core circuit-based infrastructure to IP technology. As part of this move, the Bell Canada companies are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve the efficiencies as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause prices to fall.
Liquidity
In general, we finance our capital needs in four ways:
• from cash generated by our operations or investments
• by borrowing from commercial banks
• through debt and equity offerings in the capital markets
• by selling or otherwise disposing of assets.
Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to
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invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2006 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2006 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:
• limit our ongoing capital expenditures
• limit our investment in new businesses
• try to raise additional capital by selling or otherwise disposing of assets.
     Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
Acquisitions and Dispositions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.
     There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
     Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Litigation, Regulatory Matters and Changes in Laws
Pending or future litigation, regulatory initiatives or regulatory proceedings (including the increase of class action claims) could have a material and negative effect on our businesses, operating results and financial condition.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. This includes changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. It also includes the amendments to the Securities Act of Ontario that took effect December 31, 2005. These amendments introduced statutory civil liability for misrepresentations in continuous disclosure and failure to disclose material changes on a timely basis, and could result in an increase in the number of securities class action claims. BCE could have to devote considerable management time and resources to responding to such securities class action claims.
Funding and Control of Subsidiaries
If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities. It could also have, depending on factors such as the size or strategic importance of the subsidiary, a material and negative effect on the results of operations and financial condition of BCE Inc. or Bell Canada.
     In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. An announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
Litigation, Regulatory Matters and Changes in Laws
For a description of the principal legal proceedings involving us, please see Legal Proceedings We Are Involved In, in the BCE 2005 A1F.
     For a description of certain regulatory initiatives and proceedings affecting the Bell Canada companies, please see The Regulatory Environment We Operate In, in the BCE 2005 A1F.
Funding and Control of Subsidiaries
BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may in the future continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so.
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Renegotiating Labour Agreements
Approximately 47% of our employees are represented by unions and are covered by collective agreements.
     If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in the BCE 2005 AIF under Legal Proceedings We Are Involved In . While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources to respond to such a claim.
Pension Fund Contributions
We have not had to make regular contributions to our pension funds in recent years because most of our pension plans have had pension fund surpluses. However, historically low interest rates combined with new actuarial standards that came into effect in February 2005 have eroded the pension fund surpluses. This has negatively affected our net earnings and liquidity. We expect to contribute approximately $470 million to our defined benefit pension plans in 2006, subject to actuarial valuations being completed.
     The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
• actual returns on pension plan assets
• long-term interest rates.
     These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations.
Renegotiating Labour Agreements
Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
     There can be no assurance that if a strike occurs, it would not disrupt service to Bell Canada’s customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
Events Affecting Our Networks
Network failures could materially hurt our business, including our customer relationships and our operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results.
Software and System Upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
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Holding Company Structure
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies.
Stock Market Volatility
The stock markets have experienced significant volatility over the past few years, which has affected the market price and trading volumes of the shares of many telecommunications companies in particular.
Regional Telecommunications Service Provider
We have proposed forming a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new income trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec. Completion of this transaction is subject to a number of conditions that include, among others:
• receiving advance income tax rulings from the Canada Revenue Agency
• receiving approval from the CRTC
• receiving an advance ruling certificate from the Competition Bureau
• receiving approvals from the appropriate securities commissions, regulators and stock exchanges
• receiving required third party consents on satisfactory terms
• receiving required approvals from Aliant’s shareholders
• receiving necessary court approvals
• arranging satisfactory bank financing.
The proposed transaction involves the integration of various operations previously operated independently and there can be no assurance that the resulting combined operation will realize the anticipated synergies or that other benefits expected from the transaction will be realized.
     Although our goal is to complete the proposed transaction without affecting our customers or future customers of the trust, there can be no assurance that the proposed transaction will not result in customer service disruptions. Customer service disruptions may have a negative effect on our operations and financial results, and those of the trust in particular.
     Although we expect the trust to make regular cash distributions to unitholders, these are not assured and may be reduced or suspended. The ability of the trust to maintain cash distributions will be subject to certain risks associated with its business and operations, including risks relating to:
• general economic conditions
• increasing competition
• changes in technology, industry standards and client needs
• the trust’s ability to quickly and efficiently introduce new products, services and technologies and upgrade existing ones in response to these changes
• the impact of pending or future litigation or regulatory proceedings or changes in laws.
If the trust does not meet its targets for cash distributions, the value of its units could decline substantially.
     Following the closing of the proposed transaction, BCE expects to reduce its indirect interest in the trust through a distribution of trust units to holders of BCE Inc. common shares. The distribution of trust units by BCE is subject to various conditions including approval by BCE Inc.’s shareholders and necessary court approvals.
Telesat
We expect the proposed recapitalization and public offering of a minority stake in Telesat to take several months to complete. During this time, the rapid pace of change in the industry and the potential for regulatory developments and/or changes in laws may make the proposed recapitalization and public offering less favourable, or other transactions and opportunities may emerge that for business reasons BCE Inc. considers to be more attractive. Business reasons could include the availability of financing on acceptable terms and the condition of relevant capital markets, among others. There is no assurance that the proposed recapitalization and public offering for Telesat will be completed in its current form or at all.
RISKS THAT COULD AFFECT BCE INC.
Holding Company Structure
BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities and they have no legal obligation to pay dividends or make other distributions to BCE Inc.
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Stock Market Volatility
Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.
RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES
Bell Canada Companies
Changes to Wireline Regulation
Decisions of Regulatory Agencies
Second Price Cap Decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for the four-year period starting in June 2002.
     The CRTC also established the deferral account, an obligation that changes as amounts are added to the account, or the CRTC approves initiatives that serve to reduce the account.
     The accumulated deferral account balance in Bell Canada’s and Aliant’s deferral accounts at the end of May 31, 2006 is estimated at $480.5 million for Bell Canada and $21.8 million for Aliant, while the future annualized recurring deferral account obligation as of the same date is estimated at $81.5 million for Bell Canada and $2.2 million for Aliant.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded that incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, in the following ways:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5.0% of incumbent telephone companies’ deferral account balances.
Incumbent telephone companies have been directed to file their proposals related to the above by June 30, 2006. Any amounts remaining in incumbent telephone companies’ deferral accounts after accounting for these two programs will be rebated to incumbent telephone companies’ residential local customers in non-high cost serving areas.
     There is a risk that Bell Canada’s and Aliant’s proposed implementation timeframes may be accelerated, which could have a material and negative effect on their results of operations.
Competitor Digital Network Service
The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
     There are two important financial aspects to note in this decision:
• the prices for all CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada will be compensated from the deferral account for the revenue losses from this decision
• Bell Canada will also be compensated through the deferral account for applying reduced rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
Retail Quality of Service Indicators
On March 24, 2005, the CRTC released Telecom Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $245 million annually, based on 2004 revenues.
Decisions of Regulatory Agencies
The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC indicate that they try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that decisions of the CRTC, and in particular the decisions relating to prices at which we must provide such access, may have a negative effect on our business and results of operations. Decisions of, and proceedings involving, regulatory agencies including the CRTC are described in more detail in the section entitled The Regulatory Environment We Operate In of the BCE 2005 AIF.
Competitor Digital Network Service
On February 3, 2005, the CRTC released Telecom Decision 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
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     In the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the Communications, Energy and Paperworkers’ Union of Canada at Bell Canada’s supplier of installation and repair services, Bell Technical Solutions Inc. (formerly Entourage Technology Solutions Inc.). Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below-standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $19 million.
     The CRTC determined that Aliant did not meet certain service standards during the period of January 1 to December 31, 2004. Applying the rate adjustment plan would result in an estimated penalty of $3 million. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption in 2004, as allowed for in the decision. The CRTC has not yet ruled on this application. Regarding the penalty period of January 1 to December 31, 2005, the CRTC standard for two indicators was missed on an annual average basis, resulting in a possible penalty of approximately $2 million.
Decision of VoIP Regulation
On May 12, 2005, the CRTC released Telecom Decision 2005-28, which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as Internet Protocol communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services.
     As a result of this decision, VoIP services that use telephone numbers that conform to the North American numbering plan, and that provide universal access to and/or from the public switched telephone network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 12 months from the time the customer decides to buy traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling that apply to traditional local wireline services also apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, which could have a material and negative effect on our business and results of operations.
     Also as a result of Telecom Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as:
• allowing customers to keep their local number when they change service providers within the same local area (local number portability)
• allowing customers to use any long distance provider of their choice
• listing telephone numbers in the directory associated with the local telephone number chosen by the customer
• offering services for the hearing impaired
• implementing safeguards to protect customer privacy.
These regulatory requirements could increase operational costs and reduce Bell Canada’s and Aliant’s flexibility to compete with resellers, and could therefore have a negative effect on our business and results of operations. Bell Canada and several other parties have petitioned the Governor in Council to overturn the CRTC’s decision.
     In 2005, Bell Canada introduced three retail VoIP services in Québec and Ontario. These services are offered pursuant to tariffs that have received interim approval from the CRTC. CRTC public processes relating to these filings were held in 2005 and decisions on final approval of the tariffs are expected in March 2006. The CRTC has, on an interim basis, permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval, on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its Bell Digital Voice
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service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome, and could therefore have a negative effect on our business and results of operations.
Forbearance from Regulation of Local Exchange Services
The CRTC conducted a public proceeding in 2005 on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The CRTC plans to issue a decision with respect to this matter in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.
Price Floor Safeguards for Retail Services
On April 29, 2005, the CRTC issued its decision on price floor safeguards and related issues. A price floor safeguard is the minimum price that an incumbent telephone company can charge for regulated services.
     In its decision, the CRTC made changes which, in some circumstances, may result in future higher price floors for new services and bundles that could negatively limit Bell Canada’s ability to compete.
Application to Change Bundling Rules
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to customer-specific arrangements ( CSAs).
     The CRTC currently requires any CSA that includes both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if:
• total revenue from the CSA is higher than the price of the tariffed components of the CSA
• the CSA is not part of a practice designed to circumvent tariffs.
Bell Canada’s flexibility to compete may continue to be encumbered if the proposal is not approved.
Bell Canada Proposals to Telecom Policy Review Panel
On April 11, 2005, the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to review Canada’s telecommunications policy and regulatory framework, and make recommendations. The Government of Canada had asked the Panel to deliver a final report by the end of 2005 but the report has been delayed and it is not clear when it will be released to the public.
     On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive ‘next generation’ regulatory framework that relies on market forces to the maximum extent possible to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance.
     There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, or that the Minister of Industry and Parliament would implement the Panel’s recommendations regardless of its adoption of Bell Canada’s proposals.
     A number of groups have intervened to the Panel, opposing the regulatory reforms suggested by Bell Canada and advocating different reforms including significantly expanding the scope of wholesale regulation of Bell Canada’s and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament. Implementation of the recommendations and proposals of opposing parties could have a material and negative effect on the Bell Canada companies.
Access to Bell Canada Loops for Competitor Local Exchange Carriers’ Customers Served Via Remotes
On September 2, 2005, Rogers Telecom Inc. (Rogers) submitted an application requesting that the CRTC direct Bell Canada to make unbundled loops available to competitors in a timely manner in certain specified areas where Rogers is present. On October 3, 2005, Bell Canada responded to Rogers’ application and explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
Application to Change Bundling Rules
CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
Access to Bell Canada Loops for Competitor Local Exchange Carriers’ Customers Served Via Remotes
Unbundled loops are transmission paths between the users’ premises and the central office that are provided separately from other components.
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Wireless Number Portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area.
Licences and Changes to Wireless Regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers’ request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.
Wireless Number Portability
On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and TELUS Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Québec by March 14, 2007. This accelerated timeframe will be challenging for Bell Mobility and the rest of the wireless industry to meet. On February 6, 2006, the CRTC issued Telecom Public Notice 2006-3, Regulatory issues related to the implementation of wireless number portability, a proceeding that will address a wide range of issues associated with the implementation.
Licences and Changes to Wireless Regulation
While we expect that the licences under which the Bell Canada companies provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
     In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.
Revenue from Major Customers
A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with any of these major customers and cannot replace them, it could have a material and negative effect on our financial results.
Competition Bureau’s Investigation
Concerning System Access Fees
On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees ( SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. Bell Canada has complied with the court order and provided the requested information.
     Bell Mobility charges monthly SAFs to its cellular subscribers to help it recover certain costs associated with its mobile communications network. These costs include maintenance costs, the cost of installing new equipment and retrofitting new technologies, and fees for spectrum licences. These costs also include the recovery of the contribution tax the CRTC charges to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act .
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Potential Legislation Restricting
In-Vehicle Use of Cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect the business of the Bell Canada companies.
Health Concerns About Radio Frequency Emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.
Bell ExpressVu
Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on Bell ExpressVu’s business.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in the D’Argy Case and upheld the constitutional validity of those provisions in the Radiocommunication Act. The defendants in the D’Argy Case have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If the ruling of the Québec Superior Court is overruled by the Québec Court of Appeal and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.
Bell ExpressVu
Bell ExpressVu currently uses four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, for its video services.
Nimiq 4-Interim became operational at the end of February 2006. Telesat, a wholly-owned subsidiary of BCE Inc., operates or directs the operation of these satellites.
     Please see Risks that Could Affect Certain BCE Group Companies —Telesat for more information on the risks relating to Telesat’s satellites.
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Operational Risks Due to Various Types of Potential Anomalies
Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies.
Bell Globemedia
Dependence on Advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term and the advertiser can cancel them on short notice.
Increasing Fragmentation in Television Markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.
Revenues from Distributing Television Services
A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors who are mainly cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.
Increased Competition for Fewer Print Customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing newspaper and commuter papers in Toronto and other major markets has increased competition for The Globe and Mail’s print operations. In addition, total circulation and readership of Canadian newspapers have continued to decline. There is increasing pressure on print profit margins resulting from more competition in print advertising rates and higher costs of operation.
Broadcast Licences and CRTC Decisions
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. While these are expected to be renewed at the appropriate times, there can be no assurance that any or all of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time that affect the industry as a whole or CTV in particular may have a material and negative effect on Bell Globemedia.
Telesat
Satellite Industry Risks
Operational Risks Due to Various Types of Potential Anomalies
Any single anomaly or series of anomalies could materially and adversely affect Telesat’s operations, revenues, relationship with current customers and the ability to attract new customers for satellite services. The occurrence of anomalies may also adversely affect Telesat’s ability to insure the satellites at commercially reasonable premiums, if at all.
Launch Failures
Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites and to obtain other launch opportunities. Such significant delays could materially and adversely affect operations and revenues. Should Telesat not be able to obtain launch insurance on reasonable terms and a launch failure were to occur, Telesat would have to directly suffer the loss of the cost of the satellite and related costs.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 55
Construction and Launch Delays
The construction and launch of satellites are subject to certain delays which can adversely affect Telesat’s operations. Delays in the commencement of service could enable customers who pre-purchased transponder capacity to terminate their contracts and could affect plans to replace an in-orbit satellite prior to the end of its useful life. The failure to implement a satellite deployment plan on schedule could have a material and adverse effect on Telesat’s financial condition and results of operations.
Market for Satellite Insurance
Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions.
     An uninsured failure of one or more satellites could have a material and adverse effect on Telesat’s financial condition and results of operations. In addition, higher premiums on insurance policies increase costs, thereby reducing earnings from operations by the amount of such increased premiums.
     With respect to in-orbit satellites, Nimiq 1 is insured until the second quarter of 2006 for approximately its book value. Anik F1R is insured for approximately its book value until the third quarter of 2006. Anik F2 is insured for approximately two thirds of its book value until the third quarter of 2007. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $105 million to $110 million.
     In 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3.
     In 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. Telesat had insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers. Telesat and its insurers reached a final settlement agreement which included an initial payment to Telesat of US$136.2 million, which has already been received, and originally called for an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In December 2005, Telesat entered into early settlement agreements with certain insurance underwriters, and as a result received US$26.2 million. A balance of US$20.1 million is expected to be received in 2007 if the power level on Anik F1 degrades as predicted. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US$20.1 million or a pro-rated repayment of up to a maximum of US$14.9 million to be made by Telesat to the insurers. Currently, power levels are continuing to degrade as predicted.
     In December 2005, Telesat placed launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik F3. Anik F3 is expected to be available for service in the third quarter of 2006.
     Telesat has signed contracts with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Nimiq 4 satellite. As the construction contract for Nimiq 4 was recently signed and the satellite is not to be launched until 2008, Telesat has not initiated discussions for the placement of insurance.
Ground Operations Infrastructure Failures
Telesat operates primary and back-up satellite operations centres. Failures could be experienced in the necessary equipment at the primary centre, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure or error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites.
Business Risks and Competition
Telesat’s primary business activities (broadcast, business networks and carrier services) have been largely dedicated to the Canadian domestic market. This market is characterized by increasing competition and
Market for Satellite Insurance
The price, terms and availability of insurance have fluctuated over time. Insurance availability can be affected by recent satellite failures and general conditions in the insurance industry.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 56       MANAGEMENT’S DISCUSSION AND ANALYSIS
Government Regulations
Telesat is subject to the regulatory authority of the Canadian government, primarily the CRTC and Industry Canada, and the national communications authorities of the countries in which it operates.
Our Accounting Policies
This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
rapid technological development. Telesat competes with U.S.-based operators who may have greater financial resources than Telesat and, together with Ciel Satellite Group, who received provisional authority from Industry Canada to operate a broadcast satellite, could capture a larger market share than that currently anticipated by Telesat.
     Provision of services into the United States and Latin American markets is subject to certain risks such as changes in foreign government regulations and telecommunication standards, licencing requirements, tariffs, taxes and other matters. Latin American operations are also subject to risks associated with economic and social instability, regulatory and licencing restrictions, exchange controls and significant fluctua-tions in the value of foreign currencies.
     Revenues from two customers represent approximately 34% of Telesat’s total revenues. Telesat may have difficulty in replacing these customers should their satellite usage decrease.
     Finally, the sale or lease of Ka-band capacity, which permits Telesat to provide broadband Internet access via satellite to markets that Telesat has not previously served, represents a new area of business and may or may not be adopted as Telesat expects.
Foreign Exchange Risk
A substantial portion of Telesat’s capital expenditures and other expenses are in U.S. dollars. However, the currency of revenues and earnings that may be received from satellite infrastructure investments is subject to individual customer contractual arrangements. As a result Telesat may become exposed to foreign exchange differences between the infrastructure investments and the resulting revenues and earnings.
Government Regulations
There could be material and adverse effects on Telesat’s business should Telesat not obtain all of the required regulatory approvals for the construction, the launch and operation of any of its future satellites, or for the orbital slots planned for these satellites, or if the licences obtained impose operational restrictions, or permit interference which could affect the use of its satellites. In addition, Telesat may not continue to coordinate the satellites successfully under procedures of the International Telecommunications Union.
     The CRTC regulates Telesat’s radio frequency channel service rates based on certain price ceilings. While the price ceiling levels were established based on prevailing market conditions and are above current rates for certain of Telesat’s existing satellite services, there can be no assurance that these ceilings will be appropriate for services offered on any future satellites operated by Telesat in Canada.
     In 1999, the U.S. State Department published amendments to the International Traffic in Arms Regulations which included satellites on the list of items requiring export permits. These provisions have constrained Telesat’s access to technical information and have had a negative impact on Telesat’s international consulting revenues.
OUR ACCOUNTING POLICIES
CRITICAL ACCOUNTING ESTIMATES
Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
     We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 57
Employee Benefit Plans
We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trends and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans cost.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.
Discount Rate
We determine the appropriate discount rate at the end of every year. Our discount rate was 5.2% at December 31, 2005, a decrease from 6.2% at December 31, 2004. The table below shows the impact on the net benefit plans cost for 2006 and the accrued benefit assets at December 31, 2006 of a 0.5% increase and a 0.5% decrease in the discount rate.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSETS AT
	PLANS COST	DECEMBER 31,
	FOR 2006	2006

Discount rate increased to 5.7%
Residential	(33)	33
Business	(33)	33
Aliant	(24)	24
Other Bell Canada	(10)	10
Other BCE	(6)	6

Total	(106)	106

Discount rate decreased to 4.7%
Residential	33	(33)
Business	33	(33)
Aliant	24	(24)
Other Bell Canada	10	(10)
Other BCE	6	(6)

Total	106	(106)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.
Expected Long-Term Rate of Return
The expected long-term rate of return is a weighted average of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2005, which is the same as in 2004. The table below shows the impact on the net benefit plans cost for 2006 and the accrued benefit asset at December 31, 2006 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSETS AT
	PLANS COST	DECEMBER 31,
	FOR 2006	2006

Expected rate of return increased to 8.0%
Residential	(22)	22
Business	(21)	21
Aliant	(16)	16
Other Bell Canada	(6)	6
Other BCE	(3)	3

Total	(68)	68

Expected rate of return decreased to 7.0%
Residential	22	(22)
Business	21	(21)
Aliant	16	(16)
Other Bell Canada	6	(6)
Other BCE	3	(3)

Total	68	(68)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.
Employee Benefit Plans
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for some of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
Discount Rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 58       MANAGEMENT’S DISCUSSION AND ANALYSIS
Goodwill Impairment
We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.
Contingencies
We become involved in various litigation and regulatory matters as part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
Goodwill Impairment
We generally measure for impairment using a projected discounted cash flow method and confirm our assessment using other valuation methods. If the asset’s carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, the discount rate and many others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in any of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2005 or 2004.
Contingencies
We accrue a potential loss if we believe the loss is probable and can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities . Any cash settlement would be included in Cash from operating activities .
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2005. We have not made any significant changes to our estimates in the past two years.
Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing. Each of our operating segments may be affected.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     There were no significant changes to the estimates we made in the past two years.
RECENT CHANGES TO ACCOUNTING STANDARDS
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation . The revisions require financial instruments that meet specific criteria to be classified as liabilities on the balance sheet instead of as equity. Adopting this revised section on January 1, 2005 did not affect our consolidated financial statements because we do not have any instruments that meet the specific criteria.
     Please see Note 1 to the consolidated financial statements for more information about the accounting policies we adopted in 2005.
FUTURE CHANGES TO ACCOUNTING STANDARDS
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income . The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p.59
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
• changes in the currency translation adjustment relating to self-sustaining foreign operations
• unrealized gains or losses on available-for-sale investments.
The CICA also made changes to section 3250 of the CICA Handbook, Surplus , and reissued it as section 3251, Equity . The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income .
     When we adopt these sections on January 1, 2007, we will report the following items in the consolidated financial statements:
• comprehensive income and its components
• accumulated other comprehensive income and its components.
Financial Instruments — Recognition and Measurement
The CICA issued section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement . The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that:
• all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity
• all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value
• all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments —Disclosure and Presentation , which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.
     These new accounting standards are not expected to have a significant effect on our financial results in 2007.
Hedges
The CICA recently issued section 3865 of the CICA Handbook, Hedges . The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
• changes in the fair value of a hedged item and a hedging item
• changes in the cash flows attributable to a hedged item and a hedging item, or
• changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We do not expect the new standard to have a significant effect on our financial results in 2007.
Non-Monetary Transactions
The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions , which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ which replace the criteria for defining ‘culmination of the earnings process’ in the former section. These changes come into effect for fiscal years beginning on or after January 1, 2006. Adopting this section on January 1, 2006 will not have a material effect on our future consolidated financial statements.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 60       CONSOLIDATED FINANCIAL STATEMENTS

This section of our annual report contains the audited consolidated financial statements of BCE and detailed notes with explanations and additional information.
The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
BCE consists of many businesses, including subsidiaries and joint ventures. We present the financial information for all of our holdings as one consolidated company.
Except in the auditors’ report, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures.
MANAGEMENT’S REPORT
These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the audit committee’s other responsibilities on page 102 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.

Michael J. Sabia
President and Chief Executive Officer

Siim A. Vanaselja
Chief Financial Officer

Karyn A. Brooks
Vice-President and Controller
January 31, 2006
AUDITORS’ REPORT
To the Shareholders of BCE Inc.:
We have audited the consolidated balance sheets of BCE Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of BCE Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.
Deloitte & Touche LLP
Chartered Accountants
Montréal, Canada
January 31, 2006
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS	p. 61

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2005	2004	2003

Operating revenues		19,105	18,368	18,057

Operating expenses		(11,508)	(10,938)	(10,776)
Amortization expense		(3,114)	(3,056)	(3,062)
Net benefit plans cost	24	(380)	(256)	(175)
Restructuring and other items	4	(55)	(1,224)	(14)

Total operating expenses		(15,057)	(15,474)	(14,027)

Operating income		4,048	2,894	4,030
Other income	5	8	407	177
Interest expense	6	(981)	(999)	(1,100)

Pre-tax earnings from continuing operations		3,075	2,302	3,107
Income taxes	7	(893)	(681)	(1,086)
Non-controlling interest		(267)	(174)	(201)

Earnings from continuing operations		1,915	1,447	1,820
Discontinued operations	8	46	77	(5)

Net earnings before extraordinary gain		1,961	1,524	1,815
Extraordinary gain	3	—	69	—

Net earnings		1,961	1,593	1,815
Dividends on preferred shares		(70)	(70)	(64)
Premium on redemption of preferred shares		—	—	(7)

Net earnings applicable to common shares		1,891	1,523	1,744

Net earnings (loss) per common share — basic	9
Continuing operations		1.99	1.49	1.91
Discontinued operations		0.05	0.09	(0.01)
Extraordinary gain		—	0.07	—

Net earnings		2.04	1.65	1.90
Net earnings (loss) per common share — diluted	9
Continuing operations		1.99	1.49	1.90
Discontinued operations		0.05	0.09	(0.01)
Extraordinary gain		—	0.07	—

Net earnings		2.04	1.65	1.89
Dividends per common share		1.32	1.20	1.20
Average number of common shares outstanding — basic (millions)		926.8	924.6	920.3

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2005	2004	2003

Balance at beginning of year, as previously reported		(5,424)	(5,837)	(6,442)
Accounting policy change	1	(8)	(8)	(8)

Balance at beginning of year, as restated		(5,432)	(5,845)	(6,450)
Consolidation of variable interest entity		—	—	(25)
Net earnings		1,961	1,593	1,815
Dividends declared on preferred shares		(70)	(70)	(64)
Dividends declared on common shares		(1,222)	(1,110)	(1,105)
Premium on redemption of preferred shares		—	—	(7)
Other		—	—	(9)

Balance at end of year		(4,763)	(5,432)	(5,845)

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 62       CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31 (in $ millions)	NOTE	2005	2004

Assets

Current assets
Cash and cash equivalents		363	313
Accounts receivable	10	1,766	1,951
Other current assets	11	1,142	1,061
Current assets of discontinued operations	8	402	383

Total current assets		3,673	3,708
Capital assets	12	22,062	21,104
Other long-term assets	13	2,914	2,628
Indefinite-life intangible assets	14	3,031	2,916
Goodwill	15	7,887	7,756
Non-current assets of discontinued operations	8	1,063	1,028

Total assets		40,630	39,140

Liabilities

Current liabilities
Accounts payable and accrued liabilities	16	3,435	3,444
Interest payable		182	183
Dividends payable		343	297
Debt due within one year	17	1,373	1,272
Current liabilities of discontinued operations	8	281	271

Total current liabilities		5,614	5,467
Long-term debt	18	12,119	11,685
Other long-term liabilities	19	5,028	4,834
Non-current liabilities of discontinued operations	8	250	222

Total liabilities		23,011	22,208

Non-controlling interest	20	2,898	2,908

Commitments and contingencies	25

Shareholders’ Equity

Preferred shares	22	1,670	1,670

Common shareholders’ equity
Common shares	22	16,806	16,781
Contributed surplus		1,081	1,061
Deficit		(4,763)	(5,432)
Currency translation adjustment		(73)	(56)

Total common shareholders’ equity		13,051	12,354

Total shareholders’ equity		14,721	14,024

Total liabilities and shareholders’ equity		40,630	39,140

On behalf of the board of directors:

Director	Director
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOW	p. 63

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2005	2004	2003

Cash flows from operating activities
Earnings from continuing operations		1,915	1,447	1,820
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		3,114	3,056	3,062
Net benefit plans cost	24	380	256	175
Restructuring and other items	4	55	1,224	14
Net gains on investments	5	(33)	(320)	(76)
Future income taxes	7	746	(35)	409
Non-controlling interest		267	174	201
Contributions to employee pension plans	24	(226)	(112)	(160)
Other employee future benefit plan payments	24	(93)	(81)	(87)
Payments of restructuring and other items		(176)	(253)	(124)
Operating assets and liabilities	27	(390)	87	656

Cash flows from operating activities		5,559	5,443	5,890

Cash flows from investing activities
Capital expenditures		(3,428)	(3,319)	(3,101)
Business acquisitions	3	(228)	(1,118)	(54)
Business dispositions		—	20	54
Increase in investments		(233)	(58)	(4)
Decrease in investments		19	713	168
Other investing activities		4	127	62

Cash flows used in investing activities		(3,866)	(3,635)	(2,875)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		(66)	130	(295)
Issue of long-term debt		1,190	1,306	1,880
Repayment of long-term debt		(1,178)	(2,256)	(3,412)
Issue of common shares	22	25	32	19
Issue of preferred shares	22	—	—	510
Redemption of preferred shares	22	—	—	(357)
Issue of equity securities by subsidiaries to non-controlling interest		1	8	132
Redemption of equity securities by subsidiaries from non-controlling interest		(78)	(58)	(108)
Cash dividends paid on common shares		(1,195)	(1,108)	(1,029)
Cash dividends paid on preferred shares		(86)	(85)	(61)
Cash dividends paid by subsidiaries to non-controlling interest		(192)	(188)	(184)
Other financing activities		(64)	(81)	(44)

Cash flows used in financing activities		(1,643)	(2,300)	(2,949)

Cash provided by (used in) continuing operations		50	(492)	66
Cash provided by discontinued operations		15	150	350

Net increase (decrease) in cash and cash equivalents		65	(342)	416
Cash and cash equivalents at beginning of year		380	722	306

Cash and cash equivalents at end of year		445	380	722

Consists of:
Cash and cash equivalents of continuing operations		363	313	556
Cash and cash equivalents of discontinued operations		82	67	166

Total		445	380	722

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 64       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in millions of Canadian dollars, except where noted.
See Note 28, Reconciliation of Canadian GAAP to United States GAAP, for a description and reconciliation of the significant differences between Canadian GAAP and United States GAAP that affect our financial statements.
NOTE 1:
SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect:
• the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described under Recent Changes to Accounting Policies and Standards
• the change in classification to discontinued operations for planned and completed business dispositions.
USING ESTIMATES
When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:
• reported amounts of revenues and expenses
• reported amounts of assets and liabilities
• disclosure of contingent assets and liabilities.
We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. We use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, legal and tax contingencies, employee compensation plans, employee benefit plans, evaluation of minimum lease terms for operating leases, income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.
RECOGNIZING REVENUE
We recognize operating revenues when they are earned, specifically when all the following conditions are met:
• services are provided or products are delivered to customers
• there is clear evidence that an arrangement exists
• amounts are fixed or can be determined
• our ability to collect is reasonably assured.
In particular, we recognize:
• fees for long distance and wireless services when we provide the services
• other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract
• subscriber revenues when customers receive the service
• advertising revenues when advertisements are aired, or printed and distributed
• revenues from the sale of equipment when the equipment is delivered to customers and accepted
• revenues on long-term contracts as services are provided, equipment is delivered and accepted, or contract milestones are met
• rebates, allowances and payments to customers as a reduction of revenue when we do not receive an identifiable and separate benefit.
We enter into sales that may include a number of products and services. We separate each product or service in these sales and account for them separately according to the methods described above when the following three conditions are met:
• the product or service has value to our customer on a stand-alone basis
• there is objective and reliable evidence of the fair value of the product or service
• a general right of return, delivery or performance of any undelivered product or service is probable and substantially in our control.
If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to the separate products and services based on their relative fair value. Otherwise, we first allocate the total price to any undelivered
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 65
products and services based on their fair value and the remainder to any that have been delivered. If the conditions to separate the product or service are not met, we generally recognize revenue pro-rata over the term of thesale agreement.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to customers. Otherwise, we recognize the net amount that we keep as revenue.
     We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.
     We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.
CASH AND CASH EQUIVALENTS
We classify highly liquid investments with a maturity of three months or less from the date of purchase as Cash and cash equivalents. Highly liquid investments with a maturity of more than three months are classified as short-term investments and reported in Other current assets.
SECURITIZATION OF ACCOUNTS RECEIVABLE
We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on this kind of transaction, which we record in Other income. The loss partly depends on the carrying amount of the accounts receivable that are transferred. We allocate this amount to accounts receivable sold or to our retained interest, according to its relative fair value on the day the transfer is made.
     We continue to service the accounts receivable after the transfer. As a result, we:
• recognize a servicing liability on the day accounts receivable are transferred to the trust
• amortize this liability to earnings over the expected life of the transferred accounts receivable.
INVENTORIES
We value inventories at cost or market value, whichever is lower, and determine market value using replacement cost. We maintain inventory valuation reserves for inventory that is slow moving or becomes obsolete, using an inventory aging analysis to calculate the amount of the reserves.
CAPITAL ASSETS
We carry capital assets at cost, less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimates of the useful lives of the assets every year and adjust them if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	10 to 15 years
Finite-life intangible assets:
Software	3 to 7 years
Customer relationships	5 to 40 years

We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize these into earnings over time, along with the increase in the recorded obligation to reflect the passage of time.
     We capitalize construction costs, labour and overhead (including interest, when the project cost is significant) related to assets we build or develop.
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p. 66       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Equity Method
The investment is initially recorded at cost and adjustments are made to include our share of the net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by any dividends received or receivable from the investment.
Cost Method
The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings, with no adjustment to the carrying amount of the investment.
Goodwill
Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.
Translation of Foreign Currencies
The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.
     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. Any excess is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of property to us as capital leases. We record an asset at the time a capital lease is entered into together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.
ACCOUNTING FOR INVESTMENTS
We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:
• the equity method for our investments in companies where we have a significant influence over their operating, investing and financing activities
• the cost method for our investments in all other companies.
We expense any decline in the fair value of our investments below their carrying value when management assesses the decline to be other than temporary.
     We include investments in Other long-term assets on the balance sheet. Earnings from investments and any declines in fair value are included in Other income in the statement of operations.
COSTS OF ISSUING DEBT AND EQUITY
The costs of issuing debt are deferred in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of deficit.
INDEFINITE-LIFE INTANGIBLE ASSETS
Our indefinite-life intangible assets consist mainly of the Bell brand name, spectrum licences and television licences. We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate impairment by deducting the asset’s the fair value, based on estimates of discounted future cash flows or other valuation methods, from their carrying value. Any excess is deducted from earnings.
GOODWILL
We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired. We assess goodwill for impairment in two steps:
• we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.
• we determine if there is an impairment by comparing the carrying value of goodwill to its fair value. Any excess is deducted from earnings.
TRANSLATION OF FOREIGN CURRENCIES
Self-Sustaining Foreign Operations
For self-sustaining foreign operations, we use:
• the exchange rates on the date of the balance sheet for assets and liabilities
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize a portion of the currency translation adjustment in earnings.
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p. 67
Integrated Foreign Operations
For integrated foreign operations, we use:
• the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt
• the historical exchange rates for non-monetary assets and liabilities, such as capital assets
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
Domestic Transactions and Balances in Foreign Currencies
For domestic transactions in foreign currencies, we use:
• the exchange rates on the date of the balance sheet for monetary assets and liabilities
• the historical exchange rates for non-monetary assets and liabilities
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
DERIVATIVE FINANCIAL INSTRUMENTS
We use various derivative financial instruments to manage:
• interest rate risk
• foreign exchange rate risk
• changes in the price of BCE I nc. common shares relating to special compensation payments (SCPs) and deferred share units (DSUs).
We do not use derivative financial instruments for speculative or trading purposes.
     We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:
• a specific asset or liability, or
• a specific firm commitment, or
• an anticipated transaction.
We assess how effective derivatives are in managing risk when the hedge is put in place, and on an ongoing basis. If a hedge becomes ineffective, we stop using hedge accounting.
     We follow these policies when accounting for derivatives:
• unrealized gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is disposed of or when the anticipated transaction is ended early
• gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place
• derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record the change in fair value in earnings.
• any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract
• any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.
The following describes our policies for specific kinds of derivatives.
Interest Rate Swap Agreements
We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount receivable or payable from counterparties in Accounts receivable or Interest payable
     We have interest rate swaption agreements which, if exercised, result in us entering into an interest rate swap.
Foreign Currency Swap Agreements
We use foreign currency swap agreements to manage the foreign exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and/or principal in the foreign currency. We recognize gains and losses on these contracts at the same time we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or Other long-term liabilities.
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p. 68 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Curtailment
A curtailment is a significant reduction in plan benefits that can result when a DB pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.
Settlement
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.
Forward Contracts
We use forward foreign exchange contracts to manage:
• interest and principal denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal in the foreign currency.
• the exposure to anticipated transactions denominated in foreign currencies. We designate these agreements as hedges of future cash flows.
We use forward contracts to manage changes in the price of BCE Inc. common shares relating to SCPs and DSUs.
     We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or Other long-term liabilities.
EMPLOYEE BENEFIT PLANS
(i) Defined Benefit Plans
We maintain defined benefit (DB) plans that provide pension benefits for most of our employees. Benefits are based on the age rate of pay during his or her last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We also provide other post-employment benefits to some of our employees, including:
• health-care and life insurance benefits during retirement
• other benefits, including various disability plans,workers’ or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.
We do not fund the other future benefit plans.
     We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:
• the projected benefit method, prorated on years of service, which takes into account future pay levels
• a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing and benefits expected to be paid by the plans
• management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected health-care costs.
We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period that we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses based on a market-related value basis. Then we amortize any excess over the average remaining service period of active employees. At the end of 2005, this period ranged from approximately 9 to 18 years, with a weighted average period of 13 years.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
     December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the
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p. 69
actuarial present value of the accrued pension and other retirement benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2004.
(ii) Defined Contribution Plans
Some of our subsidiaries offer defined contribution (DC) plans that provide certain employees with pension benefits.
     In January 2005, BCE Inc. and Bell Canada introduced a DC pension plan for its employees. Current employees had the option of retaining their DB coverage or changing over to the new DC coverage. Since 2005, new employees participate in the DC pension arrangements only.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions. The pension cost is based on a percentage of the participant’s salary.
INCOME TAXES
Current income tax expense is the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years.
     We use the asset and liability method to account for future income taxes. Future income taxes reflect:
• the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis
• the benefit of losses that will more likely than not be realized and carried forward to future years to reduce income taxes.
We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.
SUBSCRIBER ACQUISITION COSTS
We expense all subscriber acquisition costs when services are activated.
STOCK-BASED COMPENSATION PLANS
BCE Inc’s stock-based compensation plans include employee savings plans (ESPs), restricted share units (RSUs), long-term incentive plans and DSUs. Before 2000, the long-term incentive plans often included SCPs.
     Starting in 2004, we made a number of prospective changes to the key features of our stock-based compensation plans, including:
• the value of the long-term incentive plans under which stock options are granted was reduced to account for the introduction of a new mid-term incentive plan that uses RSUs
• setting specific performance targets that must be met before the stock option can be exercised.
We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions BCE Inc. makes under ESPs as compensation expense. We also recognize compensation expense or recovery relating to SCPs.
Restricted Share Units
For each RSU granted we record a compensation expense that equals the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares until the vesting date and management’s of the number of RSUs that will vest in the future. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash, as the holder chooses, as long as minimum share ownership requirements are met.
Stock Options
We use the fair value-based method to account for employee stock options and the Black-Scholes option pricing model to measure the compensation expense of options. This method is used for options granted on or after January 1, 2002. For options that contain specific performance-based targets, this is reflected in the calculation of the weighted average fair value per option granted.
Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is a financial model we use to calculate the weighted average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.
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p. 70       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred Share Units
For each DSU granted we record a compensation expense that equals the market value of a BCE Inc. common share at the grant date. The compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares, with the effect of this change in value recognized in the period of the change. DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a director leaves the board.
REGULATION OF THE TELECOMMUNICATIONS INDUSTRY
Our business is affected by Canadian Radio-Television and Telecommunications Commission (CRTC) decisions over the prices we charge for specific services, primarily local telephone services and other operating requirements. The CRTC ensures that Canadians have access to reliable telephone and other services at affordable prices. Some of our subsidiaries, such as Bell Canada, Aliant, Télébec Limited Partnership (Télébec) and NorthernTel Limited Partnership (NorthernTel), are regulated by the CRTC pursuant to the Telecommunications Act.
RECENT CHANGES TO ACCOUNTING POLICIES AND STANDARDS
Aliant’s Directory Business
Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from on the publication date. The impact on our consolidated statements of operations for the year ended December 31, 2005 and the comparative periods is negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:
• a decrease of $23million in accounts receivable
• an increase of $1million in other current assets
• a decrease of $8 million in accounts payable and accrued liabilities
• a decrease of $6 million in non-controlling interest
• an increase of $8 million in the deficit.
Financial Instruments
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The revisions require financial instruments that meet specific criteria to be classified as liabilities on the balance sheet instead of equity. Adopting this revised section on January 1, 2005 did not affect our consolidated financial statements because we do not have any instruments that meet the specific criteria.
FUTURE CHANGES TO ACCOUNTING STANDARDS
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. These changes come into effect for fiscal years beginning on or after October 1, 2006.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
• changes in the currency translation adjustment relating to self-sustaining foreign operations
• unrealized gains or losses on available-for-sale investments.
The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
     When we adopt these sections on January 1, 2007, we will report the following items in the consolidated financial statements:
• comprehensive income and its components
• accumulated other comprehensive income and its components.
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p. 71
Financial Instruments
The CICA issued section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. These changes come into effect for fiscal years beginning on or after October 1, 2006. This section requires that:
• all financial assets be measured at fair value, with some exceptions for loans and investments that are classified as held to maturity
• all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
• all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments —Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006. These new accounting standards are not expected to have a significant effect on our financial results in 2007.
Hedges
The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used. These changes come into effect for fiscal years beginning on or after October 1, 2006 .
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
• changes in the fair value of a hedged item and a hedging item, or
• changes in the cash flows attributable to a hedged item and a hedging item, or
• changes resulting from a risk exposure related to a hedged item and a hedging item.
Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We do not expect the new standard to have a significant effect on our financial results in 2007.
Non-Monetary Transactions
The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. These changes come into effect for fiscal years beginning on or after January 1, 2006. Adopting this section on January 1, 2006 will not have a material effect on our future consolidated financial statements.
NOTE 2: SEGMENTED INFORMATION
We report our results of operations under five segments: Residential (formerly known as the Consumer segment), Business, Aliant, Other Bell Canada and Other BCE. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
     The Residential segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell canada’s small and medium-sized businesses and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada.
     The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant. At December 31, 2005, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
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p. 72 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating income.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec, NorthernTel and Northwestel. Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and canada’s northern territories. At December 31, 2005, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
     The Other BCE segment includes the financial results of our media and satellite businesses as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia) and Telesat Canada (Telesat).
     Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), and The Globe and Mail. BCE Inc. owns 68.5% of Bell Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5%. On December 2, 2005,BCE Inc. announced its decision to reduce its interest in Bell Globemedia to 20%, contingent on regulatory approval. Since we will have a continuing interest in Bell Globemedia, it is not presented as a discontinued operation.
     Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell Canada segment and not allocated to the Residential or Business segments.
     The tables below are a summary of financial information by segment for the last three years.

					INTER-
					SEGMENT			INTER-
					ELIMINA-			SEGMENT
				OTHER	TIONS			ELIMINA-
				BELL	- BELL	BELL	OTHER	TIONS	CONSOLI-
	RESIDENTIAL	BUSINESS	ALIANT	CANADA	CANADA	CANADA	BCE	- OTHER	DATED

For the year ended December 31, 2005
Operating revenues
External customers	7,527	5,965	1,958	1,768	—	17,218	1,887	—	19,105
Inter-segment	72	155	139	190	(524)	32	206	(238)	—

Total operating revenues	7,599	6,120	2,097	1,958	(524)	17,250	2,093	(238)	19,105

Operating income	2,001	910	396	448	—	3,755	293	—	4,048
Other income									8
Interest expense									(981)
Income taxes									(893)
Non-controlling interest									(267)

Earnings from continuing operations									1,915

Segment assets	14,405	12,319	3,681	3,785	—	34,190	6,440	—	40,630
Investments at equity	—	—	—	—	—	—	89	—	89
Capital expenditures	(1,519)	(897)	(363)	(343)	—	(3,122)	(306)	—	(3,428)

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 73

					INTER-
					SEGMENT			INTER-
					ELIMINA-			SEGMENT
				OTHER	TIONS			ELIMINA-
				BELL	–BELL	BELL	OTHER	TIONS	CONSOLI-
	RESIDENTIAL	BUSINESS	ALIANT	CANADA	CANADA	CANADA	BCE	–OTHER	DATED

For the year ended December 31, 2004
Operating revenues
External customers	7,440	5,652	1,894	1,736	—	16,722	1,646	—	18,368
Inter-segment	62	199	139	203	(538)	65	196	(261)	—

Total operating revenues	7,502	5,851	2,033	1,939	(538)	16,787	1,842	(261)	18,368

Operating income (loss)	2,119	896	268	(588)	—	2,695	199	—	2,894
Other income									407
Interest expense									(999)
Income taxes									(681)
Non-controlling interest									(174)

Earnings from continuing operations									1,447

Segment assets	12,965	11,764	3,685	4,533	—	32,947	6,193	—	39,140
Investments at equity	—	—	—	4	—	4	106	—	110
Capital expenditures	(1,371)	(1,008)	(295)	(352)	—	(3,026)	(293)	—	(3,319)

For the year ended December 31, 2003
Operating revenues
External customers	7,142	5,564	1,909	1,868	—	16,483	1,574	—	18,057
Inter-segment	61	263	150	147	(490)	131	187	(318)	—

Total operating revenues	7,203	5,827	2,059	2,015	(490)	16,614	1,761	(318)	18,057

Operating income	2,019	781	415	621	—	3,836	194	—	4,030
Other income									177
Interest expense									(1,100)
Income taxes									(1,086)
Non-controlling interest									(201)

Earnings from continuing operations									1,820

Segment assets	13,321	11,648	3,840	4,698	—	33,507	5,895	—	39,402
Investments at equity	—	—	—	398	—	398	98	—	496
Capital expenditures	(1,287)	(936)	(333)	(336)	—	(2,892)	(209)	—	(3,101)

NOTE 3: BUSINESS ACQUISITIONS
The consolidated statements of operations include the results of acquired businesses from the date they were purchased.
     We made a number of business acquisitions in 2005, including:
• NR Communications Ltd. (NR Communications) — In February and November 2005, Bell Canada acquired 100% of the outstanding shares of NR Communications, which holds a 50% ownership in Inukshuk, a joint venture entered into with Rogers Communications Inc. to provide wireless broadband services.
• Nexxlink Technologies Inc. (Nexxlink) — In February 2005, Bell Canada acquired 100% of the outstanding shares of Nexxlink, a provider of integrated IT solutions.
Of the goodwill acquired in 2005 :
• $90 million relates to the Business segment, $23 million relates to the Residential segment, $11 million relates to the Other Bell Canada segment and $7 million relates to the Other BCE segment
• $43 million is deductible for tax purposes.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 74      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Infostream is a systems and storage technology firm that provides networking solutions for voice over Internet protocol (VoIP), storage area networks and network management.
Charon is a full-service IT solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.
Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems.
We made the following business acquisitions in 2004 :
• Canadian operations of 360 networks Corporation (360 networks) — In November 2004 , Bell Canada acquired the Canadian operations of 360 networks, a telecommunications service provider. The purchase included the shares of 360 networks’ Subsidiary GT Group Telecom Services Corporation and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides network facilities and other operations and support services to Call-Net so it can service its new customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
     — reducing the amounts assigned to the acquired non-monetary assets to nil
     — recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.
• DownEast Mobility Limited (DownEast) — In October 2004 , Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
• Bell West — In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
• Infostream Technologies Inc. (Infostream) — In May 2004, Bell Canada acquired 100% of the outstanding shares of Infostream.
• Charon Systems Inc. (Charon)— In May 2004, Bell Canada acquired 100% of the assets of Charon.
• Elix Inc. (Elix) — In March 2004, Bell Canada acquired subsidiary 75.8% of the outstanding shares of Elix.
• Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp. (U.S.) (collectively Accutel) —In February 2004 , Bell Canada acquired 100% of the outstanding shares of Accutel, which provides teleconferencing services.
Of the goodwill acquired in 2004:
• $451 million relates to the Business segment, $4 million relates to the Residential segment, $31 million relates to the Aliant segment, and $75 million relates to the Other Bell Canada segment
• $18 million is deductible for tax purposes.
The following tables provide a summary of all business acquisitions made in 2005 and 2004. The purchase price allocation for all 2005 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.

	2005
			ALL OTHER
	NR	NEXXLINK	BUSINESS
	COMMUNI-	TECHNOL-	ACQUI-
	CATIONS LTD.	OGIES INC.	SITIONS	TOTAL

Consideration received:
Non-cash working capital	(16)	9	(12)	(19)
Capital assets	19	24	85	128
Other long-term assets	—	—	3	3
Indefinite-life intangible assets	57	—	20	77
Goodwill	—	47	84	131
Long-term debt	—	—	(61)	(61)
Other long-term liabilities	—	(6)	(12)	(18)

	60	74	107	241
Cash and cash equivalents (bank indebtedness) at acquisition	10	(3)	13	20

Net assets acquired	70	71	120	261

Consideration given: (1)
Cash	69	67	105	241
Acquisition costs	1	4	2	7
Non-cash	—	—	13	13

	70	71	120	261

(1) This does not include contingent payments of $8 million that may be paid if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 75

	2004
	CANADIAN	40%	ALL OTHER
	OPERATIONS	INTEREST	BUSINESS
	OF	IN BELL	ACQUI-
	360 NETWORKS	WEST	SITIONS	TOTAL

Consideration received:
Non-cash working capital	(9)	—	10	1
Capital assets	—	(15)	12	(3)
Other long-term assets	429	5	10	444
Goodwill	—	395	166	561
Other long-term liabilities	(58)	—	—	(58)
Non-controlling interest	—	261	—	261

	362	646	198	1,206
Bank indebtedness at acquisition	—	—	(4)	(4)

Net assets acquired	362	646	194	1,202

Extraordinary gain	69	—	—	69

Consideration given:
Cash	283	645	174	1,102
Acquisition costs	10	1	1	12
Future cash payment	—	—	4	4
Issuance of 582,081 Alliant common shares	—	—	15	15

	293	646	194	1,133

NOTE 4: RESTRUCTURING AND OTHER ITEMS

	2005	2004	2003

Restructuring initiatives	(55)	(1,063)	—
Loss on long-term contract	—	(128)	—
Settlement with MTS	—	75	—
Other charges	—	(108)	(14)

Restructuring and other items	(55)	(1,224)	(14)

The table below provides a summary of the restructuring costs recognized in 2005 as well as the corresponding liability as at December 31, 2005 .

	BELL		CONSOLI-
	CANADA	ALIANT	DATED

Balance in accounts payable and accrued liabilities at December 31 , 2004	120	67	187
2005 restructuring initiatives	51	—	51
Less:
Cash payments	(74)	(54)	(128)
Reversal of excess provision	(45)	—	(45)

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65

EMPLOYEE DEPARTURE PROGRAM — BELL CANADA
In 2005, we recorded pre-tax restructuring charges of $55 million consisting of:
• charges of $51 million related to new restructuring initiatives for the involuntary departure of approximately 950 employees
• charges of $49 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.
     These charges were partly offset by reversals of restructuring provisions of $45 million that were no longer necessary since actual payments were lower than estimated.
     The 2004 employee departure program is complete and the remaining payments extend to 2007. In addition, we expect to spend approximately $25 million in 2006 for relocating employees and closing real estate facilities that are no longer needed because of our restructuring initiatives.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 76       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     In 2004, we recorded a pre-tax restructuring charge of $985 million related to approximately 5,000 employee departures under the departure program that Bell Canada announced in June 2004. The program consisted of two phases:
• an early retirement plan —3,950 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits
• a departure plan — 1,050 employees chose to receive a special cash allowance.
We also recorded a pre-tax charge of $11 million for relocating employees and closing real estate facilities that were no longer needed because of the employee departure program.
EMPLOYEE DEPARTURE PROGRAM — ALIANT
In 2004 , Aliant recorded a pre-tax restructuring charge of $67 million. Under the employee departure program, 693 employees chose to receive a cash allowance. The program is complete and the remaining payments extend to 2008 .
LOSS ON LONG-TERM CONTRACT
In 2001 , we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. In 2004 , we identified cost overruns on the contract and recorded a charge of $128 million. We obtained acceptance from the Government of Alberta during the fourth quarter of 2005 .
SETTLEMENT WITH MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:
• a payment of $75 million by MTS to Bell Canada for unwinding various commercial agreements. This settlement was recorded in the second quarter of 2004 and received on August 3, 2004.
• the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004
• the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment. We sold our interest in MTS in December 2004. See Note 5, Other Income, for more information.
• a premium payment to us by MTS in the event there is a change in control of MTS before 2006. The payment will equal the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction.
OTHER CHARGES
During 2004, we recorded other pre-tax charges totalling $108 million. These costs consisted mostly of future lease costs for facilities that were no longer needed, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.
     In 2003, Bell Canada recorded other charges of $65 million that related to various asset write-downs and other provisions. These charges were offset by a credit of $66 million relating to the reversal of the restructuring charges recorded in 2002, which were no longer necessary because fewer employees were terminated than expected. This resulted from an increase in the number of employees being transferred to other positions within Bell Canada.
     In 2003, Aliant recorded a pre-tax restructuring charge of $15 million. This was a result of a restructuring plan at its subsidiary Xwave Solutions Inc. Costs associated with the restructuring include severance and related benefits, technology lease cancellation penalties and real estate rationalization costs. The restructuring was completed in 2004.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 77
NOTE 5: OTHER INCOME

	NOTE	2005	2004	2003

Net gains on investments		33	320	76
Interest income		19	30	67
Capitalized interest	12	15	19	24
Securitization losses	10	(34)	(26)	(33)
Bell Canada International Inc. (BCI) loss monetization charge		(33)	—	—
Debt restructuring costs		(14)	—	—
Income (loss) from cost and equity investments		(11)	24	35
Foreign currency gains (losses)		(4)	3	33
Other		37	37	(25)

Other income		8	407	177

NET GAINS ON INVESTMENTS
Net gains on investments of $33 million in 2005 included:
• a $39 million dilution gain in our interest in TerreStar Networks Inc., a mobile satellite services company
• a $7 million write-down of Bell Globemedia’s investment in TQS Inc.
• other net gains on investments of $1 million.
Net gains on investments of $320 million in 2004 were from:
• a $108 million gain from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. (YPG) for net cash proceeds of $123 million
• a $217 million gain from the sale of BCE Inc.’s 15.96% interest in MTS for net cash proceeds of $584 million. On August 1, 2004, the MTS shares were transferred from Bell Canada to BCE Inc. as part of a corporate reorganization. The purpose of this reorganization was to ensure that capital loss carryforwards at BCE Inc. would be available to be utilized against the gain on the sale of the MTS shares.
• other net losses on investments of $5 million.
Net gains on investments of $76 million in 2003 were from:
• a $120 million gain from the sale of a 3.66% interest in YPG for net cash proceeds of $135 million
• a $44 million loss from the write-down of number of our cost-accounted investments.
NOTE 6: INTEREST EXPENSE

	2005	2004	2003

Interest expense on long-term debt	(939)	(954)	(1,030)
Interest expense on other debt	(42)	(45)	(70)

Total interest expense	(981)	(999)	(1,100)

NOTE 7: INCOME TAXES
The table below reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 34.4% in 2005, 34.4% in 2004, and 35.4% in 2003.

	2005	2004	2003

Income taxes computed at statutory rates	(1,057)	(790)	(1,100)
Savings from BCI monetization transaction	99	—	—
Net gains on investments	—	120	28
Large corporations tax	(34)	(37)	(46)
Other	99	26	32

Total income tax expense	(893)	(681)	(1,086)

The table below shows the significant components of income tax expense that related to earnings from continuing operations.

	2005	2004	2003

Current income taxes	(147)	(716)	(677)
Future income taxes Utilization of loss carryforwards	(244)	(38)	(402)
Change in statutory rate	—	(2)	(21)
Change in temporary differences and other	(502)	75	14

Total income tax expense	(893)	(681)	(1,086)

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 78       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2005	2004

Non-capital loss carryforwards	565	809
Capital loss carryforwards	23	23
Capital assets	(508)	(289)
Indefinite-life intangible assets	(339)	(339)
Employee benefit plans	82	91
Investments	35	49
Other	(986)	(756)

Total future income taxes	(1,128)	(412)

Future income taxes are comprised of:
Future income tax asset — current portion	474	485
Future income tax asset — long-term portion	511	744
Future income tax liability — current portion	(5)	(8)
Future income tax liability — long-term portion	(2,108)	(1,633)

Total future income taxes	(1,128)	(412)

At December 31, 2005, BCE had $1,770 million in non-capital loss carryforwards. We:
• recognized a future tax asset of $565 million for financial reporting purposes for approximately $1,686 million of the non-capital loss carryforwards. Of the total, $1,614 million expires in varying annual amounts until the end of 2015. The balance expires in varying annual amounts from 2016 to 2025.
• did not recognize a future tax asset for financial reporting purposes for approximately $84 million of the non-capital loss carryforwards. Of the total, $12 million expires in varying annual amounts until the end of 2015. The balance expires in varying annual amounts from 2016 to 2025.
At December 31, 2005, BCE had $4,507 million in capital loss carryforwards, which can be carried forward indefinitely. We:
• recognized a future tax asset of $23 million for financial reporting purposes for approximately $102 million of the capital loss carryforwards
• did not recognize a future tax asset for financial reporting purposes on the balance.
BCI LOSS MONETIZATION TRANSACTION
On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million resulting from the interest expense were presented as a reduction of income tax expense.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution to be made by BCE Inc. of 88% of the realized tax savings. BCE Inc.’s ownership interest in BCI remains at 62%. As a result:
• BCE Inc.’s carrying value of its investment in BCI was increased to reflect the increase in BCE Inc.’s share of the expected proceeds upon BCI’s eventual liquidation
• a charge to other income was recorded to reflect the non-controlling interest’s portion of the capital contribution to be made by BCE Inc.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 79
NOTE 8: DISCONTINUED OPERATIONS

	2005	2004	2003

CGI Group Inc. (CGI)	46	54	51
Emergis	—	23	(154)
Teleglobe Inc. (Teleglobe)	—	—	39
Aliant’s emerging business segment	—	—	(4)
Aliant’s emerging communications segment	—	—	63

Net gain (loss) from discontinued operations	46	77	(5)

The table below is a summarized statement of operations for the discontinued operations.

	2005	2004	2003

Revenue	897	941	1,629

Operating gain from discontinued operations, before tax	74	84	150
Future income tax asset impairment charge	—	(56)	—
Gain (loss) from discontinued operations, before tax	(1)	70	(70)
Income tax expense on operating gain	(27)	(40)	(62)
Income tax recovery (expense) on loss (gain)	—	(3)	17
Non-controlling interest	—	22	(40)

Net gain (loss) from discontinued operations	46	77	(5)

The table below is a summary of cash provided by discontinued operations.

	2005	2004	2003

Cash flows from operating activities	128	91	260
Cash flows (used in) from investing activities	(19)	(42)	150
Cash flows (used in) from financing activities	(94)	101	(60)
Cash provided by discontinued operations	15	150	350

CGI
On December 16, 2005, we announced our decision to sell our investment in CGI and that CGI would purchase 100 million of the Class A shares held by us. As at December 31, 2005, we have accounted for CGI as a discontinued operation and no longer proportionately consolidate its financial results. CGI was previously presented in the Other BCE segment.
     The transaction was finalized on January 12, 2006 and we realized total proceeds of $859 million. The gain on disposition was approximately $90 million. As a result of the transaction, our ownership in CGI decreased from 29.8% to 8.6%. Our remaining investment will be accounted for at cost.
     Our current IS/IT outsourcing contract with CGI has been extended by four years until June 2016.
     Our proportionate share of CGI’s operating leases and other contractual obligations is $378 million ( $72 million in 2006, $53 million in 2007, $39 million in 2008, $33 million in 2009, $28 million in 2010 and $153 million thereafter).
EMERGIS
In May 2004, our board of directors approved the sale of our 63.9% interest in Emergis, and in June 2004 we completed the sale by way of a secondary public offering.
     In June 2004, Bell Canada paid $49 million to Emergis for:
• the purchase of Emergis’ Security business
• the early termination of the Bell Legacy Contract on June 30, 2004 rather than December 31, 2004
• the transfer of related intellectual property to Bell Canada.
These transactions were recorded on a net basis. The net proceeds from the sale of Emergis were $285 million (net of $22 million of selling costs and a $49 million consideration given to Emergis). The gain on the transaction was $58 million.
     The operating loss includes a future income tax asset impairment charge of $56 million ( $36 million after non-controlling interest), which Emergis recorded before the sale as a result of the unwinding of tax loss utilization strategies that had been in place between Emergis, 4122780 Canada Inc. (a wholly-owned subsidiary of Emergis) and Bell Canada.
     Emergis completed the sale of its US Health operations in March 2004 for US$223 million in cash. The loss on the transaction was $87 million ( $160 million after non-controlling interest and BCE Inc.’s incremental goodwill), which was recorded in December 2003. Emergis was presented previously as a separate segment.
Emergis provides e-business solutions to the financial services industry in North America and the health-care industry in Canada. It automates transactions between companies and allows them to interact and transact electronically. Before Emergis sold its Security business it also provided organizations with the related security services. Before it sold its US Health operations, Emergis also operated cost containment networks that processed medical claims for health-care payers, including insurance companies and self-insured entities.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 80       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Teleglobe provided international voice and data telecommunications services. It also provided retail telecommunications services through its investment in the Excel Communications group until the second quarter of 2002. These services included long distance, paging and Internet services to residential and business customers in North America.
Aliant’s emerging business segment consisted mainly of Aliant’s investments in iMagicTV Inc., Prexar LLC and AMI Offshore Inc. iMagicTV Inc. is a software development company that provides broadband TV software and solutions to service providers around the world. Prexar LLC is an Internet services provider. AMI Offshore Inc. provides process and systems control technical services, and contracts manufacturing solutions to offshore oil and gas and other industries.
Aliant’s remote communications segment consisted of Aliant’s 53.2% investment in Stratos. Stratos offers Internet Protocol (IP), data and voice access services through a range of emerging and established technologies, including satellite and microwave, to customers in remote locations.
TELEGLOBE
Effective April 24, 2002, we started presenting the financial results of Teleglobe as a discontinued operation. They were previously presented as a separate segment.
     The net gain of $39 million in 2003 related mainly to the use of available loss carryforwards that were applied against the taxes payable relating to Bell Canada’s sale of a 3.66% interest in the directories business and Aliant’s sale of Stratos Global Corporation (Stratos). The tax benefit associated with the remaining unused capital losses has not been reflected in the financial statements.
ALIANT’S REMOTE COMMUNICATIONS SEGMENT
Effective December 2003, we started presenting the financial results of Aliant’s remote communications segment as a discontinued operation. They were previously presented in the Bell Canada segment.
     Almost all of the assets of Aliant’s emerging business segment were sold at December 31, 2003.
ALIANT’S EMERGING BUSINESS SEGMENT
Effective May 2003, we started presenting the financial results of Aliant’s emerging business segment as a discontinued operation. They were previously presented in the Bell Canada segment.
     In December 2003, Aliant completed the sale of Stratos after receiving the required regulatory approvals. Aliant received $340 million ( $320 million net of selling costs) in cash for the sale. The transaction resulted in a gain on sale of $105 million ( $48 million after taxes and non-controlling interest).
NOTE 9: EARNINGS PER SHARE
The table below is a reconciliation of the numerator and the denominator used in the calculation of basic and diluted earnings per common share from continuing operations.

	2005	2004	2003

Earnings from continuing operations (numerator)
Earnings from continuing operations	1,915	1,447	1,820
Dividends on preferred shares	(70)	(70)	(64)
Premium on redemption of preferred shares	—	—	(7)

Earnings from continuing operations — basic	1,845	1,377	1,749

Weighted average number of common shares outstanding (denominator) (in millions)
Weighted average number of common shares outstanding — basic	926.8	924.6	920.3
Assumed exercise of stock options (1)	0.3	0.6	1.6

Weighted average number of common shares outstanding — diluted	927.1	925.2	921.9

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options. These are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share for each of the periods shown in the table. Including them would cause our diluted earnings per share to be overstated. The number of excluded options was 24,466,767 in 2005, 26,693,305 in 2004 and 22,176,302 in 2003.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 81
NOTE 10: ACCOUNTS RECEIVABLE

	2005	2004

Trade accounts receivable	1,842	2,100
Allowance for doubtful accounts	(130)	(144)
Allowance for revenue adjustments	(118)	(102)
Income taxes receivable	48	1
Other accounts receivable	124	96

	1,766	1,951

SECURITIZATION OF ACCOUNTS RECEIVABLE
Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1.2 billion in cash at December 31, 2005 ($1 billion at December 31, 2004), under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $133 million in the pool of accounts receivable at December 31, 2005 ($133 million at December 31, 2004), which equals the amount of overcollateralization in the receivables it sold.
     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $120 million in cash at December 31, 2005 ($125 million at December 31, 2004), under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $39 million in the pool at December 31, 2005 ($43 million at December 31, 2004).
     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant, which means that Bell Canada and Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.
     In 2005, we recognized a pre-tax loss of $34 million on the revolving sale of accounts receivable for the combined securitizations, compared to $26 million in 2004 and $33 million in 2003.
     The table below shows balances for the combined securitizations at December 31, 2005 and the assumptions that were used in the model on the date of transfer and at December 31, 2005. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE	2005	2004

Securitized interest in accounts receivable		1,354	1,125
Retained interest		172	176
Servicing liability		1.8	1.3
Average accounts receivable managed		1,972	1,513
Assumptions:
Cost of funds	2.54%—2.86%	2.86%	2.58%
Average delinquency ratio	7.70%—12.32%	12.32%	7.20%
Average net credit loss ratio	0.55%—0.90%	0.56%	0.90%
Weighted average life (days)	32—37	37	32
Servicing fee liability	2.00%	2.00%	2.00%

The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2005	2004

Collections reinvested in revolving sales	17,724	14,360
Increase in sale proceeds	229	95

NOTE 11: OTHER CURRENT ASSETS

	NOTE	2005	2004

Future income taxes	7	474	485
Inventory		338	295
Prepaid expenses		205	232
Other		125	49

		1,142	1,061

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 82       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 12: CAPITAL ASSETS

	2005			2004
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Telecommunications assets:
Inside plant	19,246	13,358	5,888	18,011	12,452	5,559
Outside plant	14,433	9,475	4,958	14,303	9,107	5,196
Station equipment	2,655	1,311	1,344	3,167	1,910	1,257
Machinery and equipment	6,273	3,685	2,588	5,529	3,039	2,490
Buildings	3,157	1,340	1,817	2,681	1,384	1,297
Plant under construction	1,852	—	1,852	1,605	—	1,605
Satellites	1,552	404	1,148	1,769	758	1,011
Land	94	—	94	95	—	95
Other	200	66	134	215	71	144

Total property, plant and equipment	49,462	29,639	19,823	47,375	28,721	18,654
Finite-life intangible assets:
Software	3,163	1,497	1,666	3,158	1,274	1,884
Customer relationships	623	64	559	603	42	561
Other	27	13	14	10	5	5

Total capital assets	53,275	31,213	22,062	51,146	30,042	21,104

The cost of assets under capital leases was $1,283 million at December 31, 2005, and $848 million at December 31, 2004. The net book value of these assets was $887 million at December 31, 2005, and $530 million at December 31, 2004.
     Amortization of capital assets was $3,111 million in 2005, $3,044 million in 2004, and $3,048 million in 2003.
     We capitalized total interest costs of $15 million in 2005, $19 million in 2004, and $24 million in 2003.
     Additions to finite-life intangible assets were $503 million in 2005 and $619 million in 2004.
NOTE 13: OTHER LONG-TERM ASSETS

	NOTE	2005	2004

Accrued benefit asset	24	1,164	1,128
Future income taxes	7	511	744
Investments at cost		465	261
Investment tax credits receivable		345	—
Investments at equity		89	110
Deferred debt issuance costs		77	82
Long-term notes and other receivables		63	135
Deferred development costs		16	8
Other		184	160

		2,914	2,628

Investments at equity include goodwill of $28 million at December 31, 2005 and December 31, 2004. Amortization of deferred charges was $3 million in 2005, $12 million in 2004, and $14 million in 2003.
NOTE 14: INDEFINITE-LIFE INTANGIBLE ASSETS

	2005	2004

Brand name	1,986	1,986
Spectrum licences	895	778
Television licences	132	134
Cable licences	18	18

	3,031	2,916

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 83
NOTE 15: GOODWILL

					OTHER
					BELL	OTHER	CONSOLI-
	NOTE	RESIDENTIAL	BUSINESS	ALIANT	CANADA	BCE	DATED

Balance — December 31, 2004		3,062	1,833	562	289	2,010	7,756
Additions	3	23	90	—	11	7	131

Balance — December 31, 2005		3,085	1,923	562	300	2,017	7,887

NOTE 16: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	NOTE	2005	2004

Trade accounts payable and accruals		1,782	1,830
Compensation payable		548	506
Deferred revenues		441	385
Taxes payable		274	216
Restructuring charges payable	4	65	187
Future income taxes	7	5	8
Other current liabilities		320	312

		3,435	3,444

NOTE 17: DEBT DUE WITHIN ONE YEAR

		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
	NOTE	INTEREST RATE	MATURITY	2005	2004

Bank advances		3.37%	N/A	7	18
Notes payable		4.11%	30 days	80	137
Long-term debt due within one year	18			1,286	1,117

				1,373	1,272

N/A	: Not applicable.
Restrictions
Some of the credit agreements:
• require us to meet specific financial ratios
• restrict our acquisition of capital assets
• restrict the payment of dividends.
We are in compliance with all conditions and restrictions.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 84       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 18: LONG-TERM DEBT

		WEIGHTED
		AVERAGE
	NOTE	INTEREST RATE	MATURITY	2005	2004

BCE Inc. — Notes(a)		6.86%	2006 —2009	2,000	2,000

Bell Canada
Debentures and notes(b)		7.14%	2006—2054	8,380	8,246
Subordinated debentures		8.21%	2026—2031	275	275
Capital leases(c)		6.16%	2006—2047	854	400
Other				73	75

Total — Bell Canada				9,582	8,996

Aliant
Debentures, notes and bonds(d)		7.65%	2007—2025	885	885
Other				19	11

Total — Aliant				904	896

Bell Globemedia(e)
Revolving reducing term credit agreements		3.97%	2006	30	40
Notes		6.44%	2009—2014	450	450

Total — Bell Globemedia				480	490

Telesat — Notes and other		7.84%	2006—2009	340	289

Other				—	18

Total debt				13,306	12,689
Unamortized premium(f)				99	113
Less: Amount due within one year	17			(1,286)	(1,117)

Long-term debt				12,119	11,685

(a)	BCE Inc.
All notes are unsecured. BCE Inc. has the option to redeem $1.7 billion in notes at any time.
(b) Bell Canada
All debentures and notes are unsecured. They include:
• US$200 million maturing in 2006 and US$200 million maturing in 2010, both of which have been swapped into Canadian dollars
• $125 million of long-term debt, which includes a call option that allows for early redemption of the debentures.
(c) Bell Canada
Capital leases include $353 million in 2005 and $364 million in 2004, netted by loans receivable of $267 million in 2005 and $284 million in 2004. These obligations arose from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $391 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans, were originally issued for US$39 million and have been swapped into Canadian dollars.
(d) Aliant
All debentures and notes are unsecured. The bonds ($185 million in 2005 and 2004) are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and tangible property and equipment, which includes inventory and all capital investments except software, and all rights and licences related to that property of Aliant Telecom Inc., based on province of issue. The bonds also provide, based on province of issue, a floating charge on all future real and tangible property of Aliant Telecom Inc. and all revenues and proceeds derived from that property. Aliant Telecom Inc. has swapped $100 million of debt from fixed to floating interest rates.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 85
     In addition, it has also issued swaptions related to two outstanding issues of long-term debt with a total notional amount of $90 million. The swaptions will permit the counterparty to enter into interest rate swap transactions. If exercised, these swaptions will involve the payment of fixed interest rates in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.
(e) Bell Globemedia
Assets of CTV and one of its subsidiaries, CTV Specialty Television Inc. (CTV Specialty), are collateral for these agreements. $95 million of the short-term advances at December 31, 2004 were repaid to BCE Inc. in January 2005. These were replaced with long-term debt under existing long-term facilities. CTV and CTV Specialty have fixed interest rates through swap agreements on $95 million of bank debt.
(f) Unamortized Premium
This amount represents the unamortized purchase price allocated to long-term debt resulting from BCE’s repurchase of SBC Communications Inc.’s 20% interest in Bell Canada Holdings Inc.
Restrictions
Some of the debt agreements:
• require us to meet specific financial ratios
• impose covenants, maintenance tests and new issue tests
• restrict the payment of dividends
• restrict how we can dispose of Bell Canada voting shares.
We are in compliance with all conditions and restrictions.
NOTE 19: OTHER LONG-TERM LIABILITIES

	NOTE	2005	2004

Future income taxes	7	2,108	1,633
Accrued benefit liability	24	1,606	1,519
Deferred revenue on long-term contracts		389	446
Deferred contract payments		199	254
Other		762	982

Total other long-term liabilities		5,028	4,834

NOTE 20: NON-CONTROLLING INTEREST

	2005	2004

Non-controlling interest in subsidiaries:
Bell Globemedia	817	775
Aliant	585	640
Bell Nordiq Group Inc.
(Bell Nordiq)	150	143
Other	24	28

	1,576	1,586

Preferred shares issued by subsidiaries:
Bell Canada	1,100	1,100
Aliant	172	172
Telesat	50	50

	1,322	1,322

	2,898	2,908

NOTE 21: FINANCIAL INSTRUMENTS
DERIVATIVES
     We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2005:
• cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt
• interest rate swaps that hedge interest rate risk on a portion of our long-term debt
• forward contracts that hedge foreign currency risk on anticipated transactions
• forward contracts on BCE Inc. common shares that hedge the fair value exposure related to SCPs and DSUs.
CREDIT RISK
We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 86       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     There was minimal credit risk relating to derivative instruments at December 31, 2005. We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
CURRENCY EXPOSURES
We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use forward contracts to hedge foreign currency risk on anticipated transactions. Derivatives that qualify for hedge accounting, and the underlying hedged items, are marked-to-market at current rates.
     The principal amount to be received under currency contracts was US$600 million at December 31, 2005. The principal amount to be paid under these contracts was $798 million at December 31, 2005.
INTEREST RATE EXPOSURES
We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into interest rate swaps with a notional amount of $895 million, as follows:
• $700 million of interest rate swaps whereby we pay interest at a rate equal to the three-month bankers’ acceptance floating interest rate plus 0.42%. We receive interest on these swaps at a rate of 5.0%. The swaps mature in 2017.
• $100 million interest rate swap whereby we pay interest at a rate equal to the three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest on the swap at a rate of 6.8%. The swap matures in 2011.
• $75 million interest rate swap whereby we pay interest at a rate of 3.2%. We receive interest on the swap at a rate equal to the three-month bankers’ acceptance floating rate. The swap matures in 2006.
• $20 million interest rate swap whereby we pay interest at a rate of 4.7%. We receive interest on the swap at a rate equal to the three-month bankers’ acceptance floating rate. The swap matures in 2006.
We have also issued swaptions to permit the counter-party to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11.1% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.
FAIR VALUE
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
     These estimates are affected significantly by assumptions we make about the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

	2005		2004
	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE

Investment in Nortel(1)	55	52	54	59
Long-term debt due within one year	1,286	1,304	1,117	1,130
Long-term debt	12,119	13,800	11,685	13,623
Derivative financial instruments, net asset (liability) position:
Forward contracts — BCE Inc. shares	—	(1)	(37)	(41)
Currency contracts(2)	(83)	(120)	(65)	(97)
Interest rate swaps and swaptions	(8)	(17)	(10)	(29)

(1)	We have designated 4 million of our approximately 15 million Nortel common shares to manage our exposure to outstanding rights to SCPs.

(2)	Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value and all gains or losses are recorded in the statement of operations.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 87
NOTE 22: SHARE CAPITAL
PREFERRED SHARES
BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The table below is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2005. BCE Inc.’s articles of amalgamation describe the terms and conditions of these shares in detail.

								STATED
						NUMBER OF SHARES		CAPITAL
	ANNUAL				REDEMP-		ISSUED	AT
	DIVIDEND	CONVERT-	CONVERSION	REDEMPTION	TION		AND OUT-	DECEMBER 31
SERIES	RATE	IBLE INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2005	2004

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	—	—	—
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	8,000,000	200	200
T	fixed	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	—	—	—
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	—	—	—
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	—	—	—

								1,670	1,670

Voting Rights
All of the issued and outstanding preferred shares at December 31, 2005 were non-voting, except under special circumstances when the holders are entitled to one vote per share.
Entitlement to Dividends
Holders of Series R, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation.
     Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends.
     If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
     If Series T shares are issued, their holders will be entitled to fixed cumulative quarterly dividends.
Conversion Features
All of the issued and outstanding preferred shares at December 31, 2005 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation.
Redemption Features
BCE Inc. may redeem Series R, Z, AA and AC shares on the redemption date and every five years after that date.
     If Series T shares are issued, BCE Inc. may redeem them on the redemption date and every five years after that date.
     BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share (being a 2% premium to the issue price). If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 88       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMMON SHARES AND CLASS B SHARES
BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.
     The table below provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2005 and 2004.

	2005		2004
	NUMBER	STATED	NUMBER	STATED
	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year	925,935,682	16,781	923,988,818	16,749
Shares issued under employee stock option plan	1,383,234	25	1,946,864	32

Outstanding, end of year	927,318,916	16,806	925,935,682	16,781

Dividend Reinvestment Plan
The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from Treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     A total of 3,039,870 common shares were bought on the open market under this plan for $91 million in 2005. A total of 3,198,015 common shares were bought on the open market under this plan for $89 million in 2004.
NOTE 23: STOCK-BASED COMPENSATION PLANS
EMPLOYEE SAVINGS PLANS
ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESP s buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from Treasury). BCE Inc. chooses the method that the trustee uses to buy the shares.
     There were 34,544 employees participating in the plans at December 31, 2005. The total number of common shares bought for employees was 6,222,262 in 2005 and 6,818,079 in 2004. The compensation expense related to ESP s was $38 million in 2005, 2004 and 2003. At December 31, 2005, 13,513,812 common shares were reserved for issuance under the ESPs.
STOCK OPTIONS
     Under BCE Inc.’s long-term incentive programs, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect. At December 31, 2005, 25,255,113 common shares were authorized for issuance under these programs.
     For options granted before January 1, 2004, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 10 years from the date of grant.
     For most options granted after January 1, 2004, the right to exercise options vests after two and three years of continuous employment from the date of grant and if a specific company wide performance
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 89
target is met. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant. Subject to achieving this specific performance target, 50% of the options will vest after two years and the remaining 50% after three years. Special vesting provisions may apply if:
• there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances
• the option holder is employed by a designated subsidiary of BCE Inc., and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the program.
When the Nortel common shares were distributed in May 2000, each outstanding BCE Inc. stock option was cancelled and replaced by two new stock options. The first option gives the holder the right to buy one BCE Inc. common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
The table below is a summary of the status of BCE Inc.’s stock option programs.

	2005		2004		2003
		WEIGHTED		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE		AVERAGE
	NUMBER	EXERCISE	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF SHARES	PRICE ($)	OF SHARES	PRICE ($)	OF SHARES	PRICE ($)

Outstanding, January 1	28,481,679	$32	25,750,720	$32	24,737,423	$34
Granted	1,481,924	$28	5,911,576	$30	6,008,051	$28
Exercised	(1,383,234)	$18	(1,946,864)	$16	(552,681)	$17
Forfeited	(1,237,634)	$34	(1,233,753)	$34	(4,442,073)	$35

Outstanding, December 31	27,342,735	$32	28,481,679	$32	25,750,720	$32

Exercisable, December 31	16,505,709	$34	14,633,433	$34	10,722,294	$33

The table below shows more about BCE Inc.’s stock option programs at December 31, 2005.

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE	AVERAGE		AVERAGE
RANGE OF		REMAINING	EXERCISE		EXERCISE
EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	PRICE ($)

Below $20	749,254	2.36 years	$15	749,254	$15
$20—$29	12,852,301	5.67 years	$29	3,198,525	$28
$30—$39	7,750,392	5.68 years	$34	6,567,142	$34
Over $40	5,990,788	4.78 years	$41	5,990,788	$41

	27,342,735	5.39 years	$32	16,505,709	$34

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The following table shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	2005	2004	2003

Compensation expense ($ millions)	16	22	22
Number of stock options granted	1,481,924	5,911,576	6,008,051
Weighted average fair value per option granted ($)	3	4	6
Weighted average assumptions:
Dividend yield	4.4%	4.0%	3.6%
Expected volatility	19%	27%	30%
Risk-free interest rate	3.6%	3.1%	4.0%
Expected life (years)	3.5	3.5	4.5

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 90       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Starting in 2004, most of the stock options granted contain a specific performance target that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.
RESTRICTED SHARE UNITS
In 2004, BCE Inc. granted RSUs to executives and other key employees. The value of an RSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs vest if performance objectives are met or are forfeited.
     Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.
     The table below is a summary of the status of RSUs.

	NUMBER OF RSUS
	2005	2004

Outstanding, January 1	1,996,522	—
Granted	504,427	1,986,513
Dividends credited	100,657	61,086
Forfeited	(80,825)	(51,077)

Outstanding, December 31	2,520,781	1,996,522

For the year ended December 31, 2005, we recorded a compensation expense for RSUs of $37 million ($25 million in 2004).
SPECIAL COMPENSATION PAYMENTS
Before 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
     The number of SCPs outstanding at December 31, 2005 was:
• 490,058 relating to BCE Inc. common shares
• 2,332,004 relating to Nortel common shares.
All of the outstanding SCPs cover the same number of shares as the options that they relate to. It is the employer’s responsibility to make the payments under the SCPs. There was income related to SCPs of $3 million in 2005, $9 million in 2004, and $29 million in 2003. These amounts included the recovery of SCP expense as a result of forfeitures in the amounts of $3 million, $14 million and $50 million for the years 2005, 2004 and 2003 respectively.
DEFERRED SHARE UNITS
Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.
     The value of a DSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 91
The table below is a summary of the status of DSUs.

	NUMBER OF DSUS
	2005	2004	2003

Outstanding, January 1	886,714	703,995	890,834
Granted	173,158	306,225	154,417
Dividends credited	40,668	37,226	31,472
Payments	(115,892)	(160,732)	(372,728)

Outstanding, December 31	984,648	886,714	703,995

For the year ended December 31, 2005, we recorded a compensation expense for DSUs of $4 million (expense of $5 million in 2004 and income of $5 million in 2003).
NOTE 24: EMPLOYEE BENEFIT PLANS
We provide pension, other retirement and post-employment benefits for almost all of our employees. These include DB pension plans, plans that provide other employee future benefits and DC pension plans.

	2005	2004	2003

Pension benefits:
DB plans cost	236	85	13
DC plans cost	26	15	5
Other future benefits costs	118	156	157

Net benefit plans cost	380	256	175

COMPONENTS OF DEFINED BENEFIT PLANS COST
The table below shows the defined benefit plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS
	2005	2004	2003	2005	2004	2003

Current service cost	221	228	217	35	31	31
Interest cost on accrued benefit obligation	876	806	757	110	104	105
Actual (return) loss on plan assets	(1,573)	(1,074)	(1,583)	(12)	(4)	(8)
Past service costs arising during period	3	77	4	(120)	14	2
Actuarial loss (gain) on accrued benefit obligation	1,803	772	513	499	102	(52)

Elements of employee future benefit plans cost (credit), before recognizing its long-term nature	1,330	809	(92)	512	247	78

Excess (deficiency) of actual return over expected return(1)	628	121	648	2	(6)	(1)
Deferral of amounts arising during period:
Past service costs	(3)	(77)	(4)	120	(14)	(2)
Actuarial (loss) gain on accrued benefit obligation	(1,803)	(772)	(513)	(499)	(102)	52
Amortization of previously deferred amounts:
Past service costs	9	10	9	1	—	—
Net actuarial losses	97	33	23	—	1	—
Transitional (asset) obligation	—	(44)	(44)	26	30	30
Curtailment gain(2)	—	—	—	(44)	—	—

Adjustments to recognize long-term nature of employee future benefit plans cost (credit)	(1,072)	(729)	119	(394)	(91)	79

Increase (decrease) in valuation allowance	(24)	3	(12)	—	—	—
Other	2	2	(2)	—	—	—

DB plans cost, recognized	236	85	13	118	156	157

(1)	The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $12,928 million at January 1, 2005, $13,044 million at January 1, 2004, and $12,542 million at January 1, 2003.

(2)	2005 includes a curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 92       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)
The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS
	2005	2004	2005	2004

Accrued benefit obligation, beginning of year	14,348	12,505	1,772	1,615
Current service cost	221	228	35	31
Interest cost on accrued benefit obligation	876	806	110	104
Actuarial losses	1,803	772	499	102
Benefit payments	(897)	(725)	(93)	(81)
Employee contributions	11	8	—	—
Special termination costs(1)	(17)	660	(21)	(12)
Plan amendment(2)	3	77	(120)	14
Transfers from DC pension plans	221	—	—	—
Other	—	17	(1)	(1)

Accrued benefit obligation, end of year	16,569	14,348	2,181	1,772

Fair value of plan assets, beginning of year	13,030	12,569	137	133
Actual return on plan assets	1,573	1,074	12	4
Benefit payments	(897)	(725)	(93)	(81)
Employer contributions	215	97	93	81
Employee contributions	11	8	—	—
Transfers from DC pension plans	221	—	—	—
Other	(15)	7	—	—

Fair value of plan assets, end of year	14,138	13,030	149	137

Plan deficit	(2,431)	(1,318)	(2,032)	(1,635)
Unamortized net actuarial losses	3,361	2,304	491	47
Unamortized past service costs	121	129	(1)	17
Unamortized transitional (asset) obligation	(35)	(35)	187	227
Valuation allowance	(103)	(127)	—	—

Accrued benefit asset (liability), end of year	913	953	(1,355)	(1,344)

Accrued benefit asset included in other long-term assets	1,164	1,128	—	—
Accrued benefit liability included in other long-term liabilities	(251)	(175)	(1,355)	(1,344)

(1)	Costs in 2004 relate to the employee departure programs announced at Bell Canada. See Note 4, Restructuring and Other Items, for more information.

(2)	2005 includes a curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program. Costs in 2004 mainly relate to DB pension plan amendments at Aliant whereby certain bargaining unit employees and eligible management employees were awarded past service benefits.
For DB pension plans with an accrued benefit obligation that was more than plan assets:
• the accrued benefit obligation was $16,430 million at December 31, 2005, and $14,087 million at December 31, 2004
• the fair value of plan assets was $13,866 million at December 31, 2005, and $12,630 million at December 31, 2004.
For DB pension plans with an accrued benefit obligation that was less than plan assets:
• the accrued benefit obligation was $139 million at December 31, 2005, and $261 million at December 31, 2004
• the fair value of plan assets was $272 million at December 31, 2005, and $400 million at December 31, 2004.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 93
SIGNIFICANT ASSUMPTIONS
We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS			OTHER BENEFITS
	2005	2004	2003	2005	2004	2003

At December 31
Accrued benefit obligation:
Discount rate, end of year	5.2%	6.2%	6.5%	5.2%	6.2%	6.5%
Rate of compensation increase, end of year	3.0%	3.5%	3.5%	3.0%	3.5%	3.5%

For the year ended December 31
Net benefit plans cost:
Discount rate, end of preceding year	6.2%	6.5%	6.5%	6.2%	6.5%	6.5%
Expected return on plan assets, end of preceding year	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.5%	3.5%	3.5%	3.5%	3.5%	3.5%

We assumed the following trend rates in health-care costs:
• an annual rate of increase of 4.5% in the cost per person of covered health-care benefits for 2005 and the foreseeable future
• an annual rate of increase of 10.5% in the cost of medication for 2005 and a gradual decline to 4.5% over six years.
Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1% INCREASE	1% DECREASE

Effect on other benefits — total service and interest cost	19	(18)
Effect on other benefits — accrued obligation	231	(217)

PENSION PLAN ASSETS
The investment strategy for the major benefit plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets. The table on the next page shows the allocation of our pension plan assets at December 31, 2005 and 2004, target allocations for 2005 and the expected long-term rate of return by asset class.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 94       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

				WEIGHTED
	WEIGHTED	PERCENTAGE		AVERAGE
	AVERAGE	OF PLAN		EXPECTED
	TARGET	ASSETS AT		LONG-TERM
	ALLOCATION	DECEMBER 31		RATE OF RETURN
ASSET CATEGORY	2005	2005	2004	2005

Equity securities	45%—65%	59%	57%	9.0%
Debt securities	35%—55%	41%	43%	5.5%

Total/average		100%	100%	7.5%

Equity securities included approximately $62 million of BCE Inc. common shares or 0.4% of total plan assets at December 31, 2005, and approximately $95 million of BCE Inc. common shares or 0.7% of total plan assets at December 31, 2004.
     Debt securities included approximately $14 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2005, and approximately $8 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2004.
ESTIMATED FUTURE BENEFIT PAYMENTS
The table below shows the estimated future defined benefit payments for the next 10 years as at December 31, 2005.

	PENSION	OTHER
	BENEFITS	BENEFITS

2006	907	97
2007	928	103
2008	950	108
2009	973	114
2010	995	121
2011—2015	5,284	698

Total estimated future benefit payments	10,037	1,241

CASH FLOWS
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.
     The table below shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS			OTHER BENEFITS
	2005	2004	2003	2005	2004	2003

Aliant	172	67	125	5	4	4
Bell Canada	27	20	17	88	77	83
Bell Globemedia	20	17	11	—	—	—
BCE Inc.	7	8	7	—	—	—

Total	226	112	160	93	81	87

Comprised of:
Contributions to DB plans	215	97	155	93	81	87
Contributions to DC plans	11	15	5	—	—	—

We expect to contribute approximately $470 million to the DB pension plans in 2006, subject to actuarial valuations being completed. We expect to pay approximately $100 million to beneficiaries under other employee benefit plans in 2006. We expect to contribute approximately $30 million to the DC pension plans in 2006.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 95
NOTE 25: COMMITMENTS AND CONTINGENCIES
CONTRACTUAL OBLIGATIONS
The table below is a summary of our contractual obligations at December 31, 2005 that are due in each of the next five years and after 2010.

						THERE-
	2006	2007	2008	2009	2010	AFTER	TOTAL

Long-term debt (excluding capital leases)	1,160	1,686	1,043	1,624	1,013	5,955	12,481
Notes payable and bank advances	87	—	—	—	—	—	87
Capital leases	126	110	63	47	45	533	924
Operating leases	231	204	181	158	134	679	1,587
Commitments for capital expenditures	184	52	8	2	16	—	262
Purchase obligations	1,413	1,001	716	287	205	530	4,152
Other long-term liabilities (including current portion)	143	119	79	80	4	25	450

Total	3,344	3,172	2,090	2,198	1,417	7,722	19,943

Long-term debt and notes payable and bank advances include $58 million drawn under our committed credit facilities. They do not include $455 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2.4 billion. Current commercial paper credit lines expire during August 2008.
     The imputed interest to be paid on capital leases is $649 million.
     Rental expense relating to operating leases was $316 million in 2005, $358 million in 2004, and $327 million in 2003.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to:
• Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. (formerly Certen Inc.) for the development of Bell Canada’s billing system. The total amount was $254 million at December 31, 2005.
• Bell Globemedia’s remaining obligations relating to CRTC benefits owing on previous business combinations. These and other long-term liabilities were $85 million at December 31, 2005.
• Telesat’s deferred satellite performance incentive payments and their deferred milestone payments. The total amount was $111 million at December 31, 2005.
Excluded from the table above is our proportionate share of CGI’s operating leases and other contractual obligations, which are disclosed in Note 8, Discontinued Operations .
     At December 31, 2005, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
• future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
• future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 96      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
COMMITMENT UNDER THE CRTC DEFERRAL MECHANISM
The total balance of Bell Canada’s and Aliant’s deferral obligation at December 31, 2005 is estimated to be approximately $107 million. This amount represents BCE’s estimated annual commitment under the deferral account mechanism, calculated in terms of permanent rate reductions, from January 1, 2006 onwards. The amount in the account can be cleared by means of permanent rate reductions or other initiatives, including capital initiatives as directed by the CRTC. The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the Incumbent Local Exchange Carrier’s (ILEC) short-term cost of debt each year until disposition.
LITIGATION
Teleglobe Lending Syndicate Lawsuit
On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The lawsuit includes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the Court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit and on May 3, 2005, BNP Paribas (Canada) also withdrew from this lawsuit. The remaining plaintiffs claim damages of US$1.04 billion, plus interest and costs. This represents approximately 83% of the US$1.25 billion that the lending syndicate advanced to Teleglobe and Teleglobe Holdings (U.S.) Corporation.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.
Kroll Restructuring Lawsuit
In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiff will be vigorously defended against.
Teleglobe Unsecured Creditors Lawsuit
On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it and the other defendants have strong defences, and they intend to vigorously defend their position.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 97
Teleglobe Plan Administrator Lawsuit
On November 16, 2005, Kathy Morgan, in her capacity as Plan Administrator for Teleglobe, filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe. The plaintiff is seeking a declaration that Teleglobe and its creditors have been oppressed by the former directors of Teleglobe and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe breached their fiduciary duty to Teleglobe and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it and the other defendants have strong defences and they intend to vigorously defend their position.
Other Litigation
We become involved in various other claims and litigation as a part of our business.
     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
NOTE 26: GUARANTEES
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.
The following table represents guarantees that BCE has entered into which have a fixed maximum potential exposure, and their respective terms.

						INDEFI-
	2006	2007	2008	2009	2010+	NITE	TOTAL

Sale of assets and businesses	—	15	—	—	1,502	134	1,651
Sale of services	10	15	10	91	55	—	181
Purchase and development of assets	—	—	11	1	—	10	22
Other	—	—	—	—	—	12	12

Total guarantees	10	30	21	92	1,557	156	1,866

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 98       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BCE also has guarantees where no maximum potential amount is specified.
SALE OF ASSETS AND BUSINESSES
As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A total of $15 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31 , 2005 . Historically, we have not made any significant payments under this type of indemnification or guarantee.
SALE OF SERVICES
In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31 , 2005 . Historically, we have not made any significant payments under such indemnifications or guarantees.
PURCHASE AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31 , 2005 . Historically, we have not made any significant payments under such indemnifications or guarantees.
OTHER TRANSACTIONS
As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31 , 2005 . Historically, we have not made any significant payments under such indemnifications or guarantees.
NOTE 27: SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

	2005	2004	2003

Interest paid	960	981	1,105
Income taxes paid (net of refunds)	249	176	(47)

Cash provided by (used in) non-cash operating assets and liabilities is as follows:
Accounts receivable	371	(350)	217
Other current assets	(41)	(119)	(25)
Other long-term assets	(94)	(22)	17
Accounts payable and accrued liabilities	(527)	601	559
Other long-term liabilities	(138)	12	(105)
Other	39	(35)	(7)

	(390)	87	656

NOTE 28: RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
We have prepared these consolidated financial statements according to Canadian GAAP . The following tables are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP .
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 99
RECONCILIATION OF NET EARNINGS

	2005	2004	2003

Canadian GAAP — Earnings from continuing operations	1,915	1,447	1,820
Adjustments:
Deferred costs (a)	—	7	(1)
Employee future benefit costs (b)	(65)	(75)	(132)
Equity income (c) (e)	46	52	50
Derivative instruments (d)	(2)	—	(12)
Other	5	—	(8)

United States GAAP — Earnings from continuing operations	1,899	1,431	1,717
Discontinued operations — United States GAAP (e) (k)	—	107	(56)
Cumulative effect of change in accounting policy (f)	—	—	(25)

United States GAAP — Net earnings before extraordinary gain	1,899	1,538	1,636
Extraordinary gain	—	69	—

United States GAAP — Net earnings	1,899	1,607	1,636
Dividends on preferred shares (d)	(85)	(85)	(70)
Premium on redemption of preferred shares	—	—	(7)

United States GAAP — Net earnings applicable to common shares	1,814	1,522	1,559

Other comprehensive earnings items:
Change in currency translation adjustment	(17)	(10)	(56)
Change in unrealized gain (loss) on investments and derivative instruments (d) (g)	131	(12)	17
Additional minimum liability for pension obligations (b)	(1,112)	(72)	(40)

Comprehensive earnings	816	1,428	1,480

Net earnings per common share — basic
Continuing operations	1.96	1.46	1.78
Discontinued operations and change in accounting policy	—	0.12	(0.09)
Extraordinary gain	—	0.07	—

Net earnings	1.96	1.65	1.69
Net earnings per common share — diluted
Continuing operations	1.95	1.45	1.78
Discontinued operations and change in accounting policy	—	0.12	(0.09)
Extraordinary gain	—	0.07	—

Net earnings	1.95	1.64	1.69
Dividends per common share	1.32	1.20	1.20
Average number of common shares outstanding (millions)	926.8	924.6	920.3

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

	2005	2004	2003

Currency translation adjustment	(73)	(56)	(46)
Unrealized gain on investments and derivative instruments(d) (g)	135	4	16
Additional minimum liability for pension obligations (b)	(1,305)	(193)	(121)

Accumulated other comprehensive loss	(1,243)	(245)	(151)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY (k)

	2005	2004	2003

Canadian GAAP	14,721	14,024	13,565
Adjustments:
Deferred costs (a)	(37)	(37)	(44)
Employee future benefits (b)	(1,460)	(283)	(136)
Goodwill (h)	63	63	63
Other	21	33	47
Discontinued operations (e)	—	—	(81)
Unrealized gain on investments and derivative instruments (d) (g)	135	4	16

United States GAAP	13,443	13,804	13,430

BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 100     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DESCRIPTION OF UNITED STATES GAAP ADJUSTMENTS
(a) Deferred Costs
Under Canadian GAAP , certain expenses, such as development and pre-operating costs, can be deferred and amortized if they meet certain criteria. Under United States GAAP , these costs are expensed as incurred.
(b) Employee Future Benefits
The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.
     Canadian GAAP requires companies to recognize a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. United States regulators have interpreted this to be a difference between Canadian and United States GAAP .
     Under United States GAAP , an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs is recorded. Any difference is recorded as a reduction in accumulated other comprehensive income. The accumulated benefit obligation at December 31 , 2005 was $15.5 billion.
(c) Equity Income
Under Canadian GAAP , we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP , we account for our joint venture investments using the equity method. There is no impact on net earnings.
     In 2005 , we reclassified the results of our interest in CGI as a discontinued operation under Canadian GAAP . Under United States GAAP , we must continue to account for our investment in CGI using the equity method until its disposal. An adjustment is made to reclassify the results of CGI from discontinued operations to continuing operations as equity income.
(d) Accounting for Derivative Instruments and Hedging Activities
Under United States GAAP , all derivatives must be recorded on the balance sheet at fair value. Changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items attributable to the hedged risk. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive earnings and is reclassified to net earnings in the period or periods during which the hedged items are recognized in net earnings. The ineffective portion of the changes in fair value of a hedging item is always recognized in net earnings.
     In the third quarter of 2003 , we elected to settle the dividend rate swaps used to hedge $510 million of BCE Inc. Series AA preferred shares and $510 million of BCE Inc. Series AC preferred shares. These dividend rate swaps in effect converted the fixed-rate dividends on these preferred shares to floating-rate dividends. They were to mature in 2007 . As a result of the early settlement, we received total proceeds of $83 million in cash. Since the settlement, all of our derivative contracts qualify for hedge accounting. Under Canadian GAAP , the proceeds are being deferred and amortized against the dividends on these preferred shares over the remaining original terms of the swaps. Under United States GAAP , these dividend rate swaps did not qualify for hedge accounting and were recorded on the balance sheet at fair value. As a result, the amortization of the deferred gain under Canadian GAAP is reversed for purposes of United States GAAP .
(e) Discontinued Operations
Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

p. 101
(f) Impact of Adopting Recent Changes to Accounting Standards
     Effective July 1, 2003, we adopted FASB Interpretation ( FIN ) No. 46 , Consolidation of Variable Interest Entities, on a prospective basis. This interpretation clarifies how to apply ARB No. 51, Consolidated Financial Statements, to variable interest entities when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.
     We determined a transitional loss of $25 million net of tax in the third quarter of 2003. We recorded it as a cumulative effect of a change in accounting policy as of July 1, 2003, as required by the transitional provisions of FIN No. 46. Under Canadian GAAP, the transitional loss is recorded as an adjustment to retained earnings.
(g) Change in Unrealized Gain (Loss) on Investments
Our portfolio investments are recorded at cost under Canadian GAAP. They would be classified as available-for-sale under United States GAAP and would be carried at fair value, with any unrealized gains or losses included in other comprehensive earnings, net of tax.
(h) Goodwill
Under Canadian GAAP and United States GAAP, goodwill created on business acquisitions and the purchase of non-controlling interests of subsidiaries is calculated in a similar manner. Differences between Canadian GAAP and United States GAAP, however, may cause the underlying carrying value of the net assets acquired or the fair value of the consideration given to be different. This will cause the resulting goodwill to be different.
(i) Accounting for Stock-Based Compensation
     We adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002. Under Statement of Financial Accounting Standards (SFAS) No. 123, we are required to make pro forma disclosures of net earnings, and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the date that SFAS No. 123 was adopted.
The table below shows compensation expense for stock options and pro forma net earnings using the Black-Scholes option pricing model.

	2005	2004	2003

Net earnings as reported	1,899	1,607	1,636
Compensation cost included in net earnings	22	29	29
Total compensation cost	(23)	(38)	(51)

Pro forma net earnings	1,898	1,598	1,614
Pro forma net earnings per common share (basic)	1.96	1.64	1.67
Pro forma net earnings per common share (diluted)	1.95	1.64	1.67

(j) Presentation and Disclosure of Guarantees
Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement, whereas under United States GAAP they are included. At December 31, 2005, such indem-nifications amounted to $1.3 billion, of which $32 million expires in 2006, $100 million in 2007, $26 million in 2008, $26 million in 2009, $173 million after 2009 and $914 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.
(k) Comparative Periods
We have reclassified some of the figures for the comparative periods to make them consistent with the presentation for the current period.
We performed an extensive review of the historical reconciling balances between Canadian GAAP and United States GAAP, which resulted in adjustments to prior periods mainly related to the elimination of differences arising from changes in accounting policies and large transactions. As a result, we increased United States GAAP net earnings by $23 million in 2004 and decreased United States GAAP shareholders’ equity by $67 million in 2004 and $90 million in 2003.
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

BOARD OF DIRECTORS
As at March 1, 2006
Richard J. Currie, O.C.
Toronto,Ontario
Chair of the Board,
BCE Inc. and Bell Canada
Director since May 1995
André Bérard, O.C.
Montréal, Québec
Corporate Director
Director since January 2003
Ronald A. Brenneman
Calgary, Alberta
President and Chief Executive Officer and a director,
Petro-Canada
Director since November 2003
Anthony S. Fell, O.C.
Toronto, Ontario
Chairman of the Board,
RBC Dominion Securities Limited
Director since January 2002
Donna Soble Kaufman
Toronto, Ontario
Corporate Director and Lawyer
Director since June 1998
Brian M. Levitt
Montréal, Québec
Partner and Co-Chair,
Osler, Hoskin & Harcourt LLP
Director since May 1998
The Honourable
Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman,
BMO Nesbitt Burns Inc.
Director since January 2003
Judith Maxwell, C.M.
Ottawa, Ontario
Research Fellow, Canadian Policy,
Research Networks Inc.
Director since January 2000
John H. McArthur
Wayland, Massachusetts
Dean Emeritus, Harvard University,
Graduate School of Business Administration
Director since May 1995
Thomas C. O’Neill, F.C.A.
Don Mills, Ontario
Corporate Director and
Chartered Accountant
Director since January 2003
James A. Pattison, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief Executive Officer,
The Jim Pattison Group
Director since February 2005
Robert C. Pozen
Boston, Massachusetts
Chairman of the Board,
MFS Investment Management
Director since February 2002
Michael J. Sabia
Montréal, Québec
President and Chief Executive
Officer and a director, BCE Inc.,
and Chief Executive Officer and
a director, Bell Canada
Director since October 2002
Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
Corporate Director
Director since April 1999
Victor L. Young, O.C. St. John’s, Newfoundland and Labrador
Corporate Director
Director since May 1995
EXECUTIVES*
As at March 1, 2006
Michael J. Sabia
President and Chief Executive Officer
George A. Cope
President and Chief
Operating Officer,
Bell Canada
Stephen G. Wetmore
Group President — Corporate Performance and
National Markets, Bell Canada
Laurier (Larry) J. Boisvert
President and Chief Executive Officer,
Telesat Canada
Michael T. Boychuk
Senior Vice-President and Treasurer
Mark R. Bruneau
Executive Vice-President and
Chief Strategy Officer
Isabelle Courville
President — Enterprise, Bell Canada
Kevin W. Crull
President — Residential Services,
Bell Canada
William J. Fox
Executive Vice-President —
Communications and
Corporate Development
Leo Houle
Chief Talent Officer
Lawson A.W. Hunter
Executive Vice-President and
Chief Corporate Officer
Robert Odendaal
President — Bell Mobility and
Bell Distribution Inc.,
Bell Canada
Patricia A. Olah
Corporate Secretary
Patrick Pichette
President — Operations, Bell Canada
Eugene Roman
Group President — Systems and Technology,
Bell Canada
Karen H. Sheriff
President — Small and Medium Business,
Bell Canada
Martine Turcotte
Chief Legal Officer
Siim A. Vanaselja
Chief Financial Officer
COMMITTEES OF THE BOARD Members of Committees of the Board
AUDIT COMMITTEE
T.C. O’Neill (Chair), A. Bérard, J. Maxwell, R.C. Pozen,
V. L. Young
The audit committee assists the board in the oversight of:
• the integrity of BCE ‘s financial statements and related information
• BCE’s compliance with applicable legal and regulatory requirements
• the independence, qualifications and appointment of the external auditor
• the performance of the internal and external auditors
• management’s responsibility for reporting on internal controls and risk management.
PENSION FUND COMMITTEE
R.C. Pozen (Chair), B.M. Levitt, J.A. Pattison, P.M. Tellier
The PFC assists the board in the oversight of:
• the administration, funding and investment of our pension plans and fund
• the unitized pooled fund sponsored by BCE for the collective investment of the fund in which certain of BCE’s subsidiaries’ pension funds invest.
CORPORATE GOVERNANCE COMMITTEE
D. Soble Kaufman (Chair), A. Bérard, A.S. Fell, The Honourable E.C. Lumley, J.H. McArthur
The CGC assists the board in:
• developing and implementing our corporate governance guidelines
• identifying individuals qualified to become directors
• determining the composition of the board and its committees
• determining the directors’ remuneration for board and committee service
• developing and overseeing a process to assess the board chair, the board committees, chairs of committees and individual directors
• overseeing our policies concerning business conduct, ethics, public disclosure of material information and other matters.
MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
R.J. Currie (Chair), R.A. Brenneman, A.S. Fell, J.H. McArthur, V. L. Young
The MRCC assists the board in the oversight of the:
• compensation, nomination, evaluation and succession of officers and other management personnel
• BCE ‘s health and safety policies and practices.

*	For a complete list of BCE Inc.’s and Bell Canada’s officers, please see BCE Inc.’s and Bell Canada’s respective Annual Information Forms for the year ended December 31, 2005 .
BELL CANADA ENTERPRISES 2005 ANNUAL REPORT

2006 SHAREHOLDER MEETING
The shareholder meeting will take place at 9:30 a.m. (Eastern time), Wednesday, June 7, 2006, at Le Centre Sheraton Montréal, 1201 René-Lévesque Blvd. West, Montréal, Québec, in the ballroom.
     The meeting will also be webcast live on our website, www.bce.ca.
     We offer various ways to vote your shares. For more details, consult BCE’s proxy circular or visit our website.
2006 QUARTERLY EARNINGS RELEASE DATES

First quarter	May 3, 2006
Second quarter	August 2, 2006
Third quarter	November 1, 2006
Fourth quarter	February 7, 2007
Quarterly and annual reports as well as other corporate documents can be found on our website. If you wish to be notified electronically when documents are posted, register online at www.bce.ca for our service ‘News Alerts’. Corporate documents can also be requested from the Investor Relations group.
SHARE FACTS
Symbol
BCE
Listings
TSX, NYSE, and the Zurich (SWX) stock exchange
You will find a summary of the differences between our governance practices and the NYSE corporate governance rules in the governance section of BCE’s website at www.bce.ca.
Common Shares Outstanding
927,318,916 as at December 31, 2005
Stock Splits
Three-for-one on April 26, 1979 and two-for-one on May 15, 1997
Quarterly Dividend*
$0.33 per common share
2006 Dividend Schedule*

Record Date	Payment Date
March 15, 2006	April 15, 2006
June 15, 2006	July 15, 2006
September 15, 2006	October 15, 2006
December 15, 2006	January 15, 2007

* Subject to approval by the Board of Directors
TAX INFORMATION
Dividends and Capital Gains on Your BCE Shares
BCE common shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000, you should contact the Investor Relations group to learn more on the tax implications of the BCE /Nortel Plan of Arrangement or visit www.bce.ca.
Foreign Investors
Dividends on BCE shares paid or credited to nonresidents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.
U.S. Investors
BCE is required to solicit taxpayer identification numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, BCE may be required to deduct the IRS’ specified backup withholding tax.
     For additional information, please contact BCE Investor Relations or the transfer agent, Computershare Trust Company of Canada.
Normal Course Issuer Bid
On February 1, 2006, BCE received acceptance from the Toronto Stock Exchange (TSX) of its Notice of Intention to Make a Normal Course Issuer Bid. The filing of this notice allows BCE to purchase, from February 3, 2006 until February 2, 2007, up to 46,000,000 of its common shares, representing approximately 5% of BCE’s 927,321,825 common shares outstanding as of the close of market on January 16, 2006. As a result of transactions that have recently been completed, BCE has funds available for which the purchase of common shares represents an appropriate use of corporate funds. Purchases under the normal course issuer bid will be made at the discretion of BCEs’ management on the open market through the facilities of the TSX and/or the New York Stock Exchange (NYSE). A copy of the Notice of Intention is available on SEDAR at www.sedar.com. You can also obtain a copy on request without charge from BCE’s Investor Relations group.
SHAREHOLDER SERVICES
Dividend Reinvestment and Stock Purchase Plan
This plan provides a convenient method for eligible holders of BCE common shares to reinvest their dividends and make optional cash contributions to purchase additional common shares without brokerage costs.
Dividend Direct Deposit Service
Avoid postal delays and trips to the bank by joining the dividend direct deposit service.
E-Delivery Service
Enrol in our e-delivery service to receive the proxy material, the annual report and/or quarterly documents by e-mail. By doing so, you will receive your documents faster and in an environmentally friendly manner while helping your company reduce printing and postage costs.
Duplicate Mailings
Help us control costs and eliminate duplicate mailings by consolidating your accounts.
     For more details on any of these services, registered shareholders (holders of share certificates) must contact the transfer agent. Non-registered shareholders must contact their brokers.
CONTACT INFORMATION
Transfer Agent and Registrar
For information on shareholder services or any other inquiries regarding your account (including stock transfer, address change, lost certificates and tax forms), contact:
Computershare Trust Company of Canada
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1

e-mail	bce@computershare.com
tel	(514) 982-7555 or 1 800 561-0934
(toll free in Canada and the U.S.)
fax	(416) 263-9394 or 1 888 453-0330
(toll free in Canada and the U.S.)

or visit their website at www.computershare.com
BCE Investor Relations
1000 de La Gauchetière Street West, Suite 3700,
Montréal (Québec) H3B 4Y7

e-mail	investor.relations@bce.ca
tel	1 800 339-6353
fax	(514) 786-3970

or visit the Investors section on our website at www.bce.ca

Trademarks: The following is a list of all our trademarks referred to and used as such in this annual report. Aliant is a trademark of Aliant Inc. BCE is a trademark of BCE Inc. The Rings and Head Design, 10-4 & Design, Bell Canada Enterprises corporate logo, Bell, Bell Canada, Bell Globemedia, Bell Making It Simple, Bell Mobility, Bell Nordiq, Bell West, Bell World, Emily, GoTrax, Group Telecom, Kidsmania, Seek & Find, Sympatico, VDN & Design are trademarks of Bell Canada. ExpressVu is a trademark of Bell ExpressVu Limited Partnership. The Globe and Mail is a trademark of Bell Globemedia Publishing Inc. Mobile Browser is a trademark of Bell Mobility Inc. CTV is a trademark of CTV Inc. Expertech is a trademark of Expertech Network Installation Inc. Northwestel is a trademark of Northwestel Inc. Infostream is a trademark of Infostream Technologies Inc. Solo and Solo Mobile are trademarks of Solo Branding Inc. Télébec is a trademark of Telebec Limited Partnership. Anik, Nimiq and Telesat are trademarks of Telesat Canada. TSN and RDS are trademarks of The Sports Network Inc. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and domain names and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.
Cette publication est disponible en français. BCE’s Annual Report is printed with vegetable-based ink and is recyclable. Printed in Canada
Typesetting: Inc. Moveable

BCE’s website has extensive information about the company’s governance practices, community investment, and corporate responsibility.
Building The New Bell: 2006 Business Update is an in-depth presentation of our strategy and is available at www.bce.ca/businessupdate.
BCE I nc. 1000 de La Gauchetière Street West, Suite 3700, Montréal (Québec) h3b 4y7 www.bce.ca
Communications e-mail bcecomms@bce.ca tel 1 888 932-6666 fax (514) 870-4385
Investor Relations e-mail investor.relations@bce.ca tel 1 800 339-6353 fax (514) 786-3970